                                                  FILED PURSUANT TO RULE 424(b)4
                                                      REGISTRATION NO. 333-72469

                                8,320,000 Shares

     [LOGO]
                                   ETOYS INC.

                                  Common Stock

                               ------------------

    This is an initial public offering of shares of common stock of eToys Inc. All of the 8,320,000 shares of common stock are being sold by eToys.

    Prior to this offering, there has been no public market for the common stock. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "ETYS".

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                    Per Share       Total
                                                                   -----------  -------------
     Initial public offering price...............................   $   20.00   $ 166,400,000
     Underwriting discount.......................................   $    1.35   $  11,232,000
     Proceeds, before expenses, to eToys.........................   $   18.65   $ 155,168,000

    In connection with this offering, the underwriters have reserved up to 1,365,000 shares of common stock being sold by eToys for sale at the initial public offering price to directors, officers, employees and friends of eToys.

    The underwriters may, under specific circumstances, purchase up to an additional 1,248,000 shares from eToys at the initial public offering price, less the underwriting discount.

                            ------------------------

GOLDMAN, SACHS & CO.

             BANCBOSTON ROBERTSON STEPHENS

                           DONALDSON, LUFKIN & JENRETTE

                                        MERRILL LYNCH & CO.

                            ------------------------

                         Prospectus dated May 19, 1999.

The gatefold includes:

                             A TALE OF TWO ARTHURS.

            [A PICTURE OF ARTHUR]                          [A PICTURE OF ARTHUR]

with the following text below each picture:
1.  BUCKLE CHILDREN INTO CAR SEATS.            1. TURN ON COMPUTER.
2.  DRIVE TO TOY STORE.                        2. GO TO WWW.eTOYS.COM
3.  CIRCLE PARKING LOT 4 TIMES FOR             3. ORDER ARTHUR.
   PARKING SPACE.                              4. ARTHUR IS DELIVERED, GIFT WRAPPED, TO
4.  CHANGE ONE DIAPER.                         YOUR DOORSTEP.
5.  LOSE ONE CHILD IN THE BARBIE SECTION.
6.  FINALLY FIND ARTHUR.
7.  COAX CHILD OUT OF PLAY HOUSE.              [PICTURE OF ETOYS HOME PAGE]
8.  WAIT IN LONG CHECK-OUT LINE.
9.  PUT CANDY BARS BACK ON RACK.                               [ETOYS LOGO]
10. PLACATE CRYING CHILDREN.                        WE BRING THE TOY STORE TO YOU.(SM)
11. DRIVE HOME.                                                WWW.ETOYS.COM
12. REMEMBER YOU NEED GIFT WRAP.                            AOL KEYWORD: ETOYS

-TM--C-Marc Brown 1999

At the bottom of the page is the following language:

eToys-Registered Trademark- is a registered trademark of eToys. Toysearch-TM-and "We Bring The Toy Store To You."(sm) are trademarks of eToys. All other brand names or trademarks appearing in this prospectus are the property of their respective holders. The inclusion of the products in this prospectus is not an endorsement of eToys or the offering of the securities being made hereby by the vendors of such products.

The following text is contained on this gatefold:

Across the top of the two pages: [eToys logo] and We Bring The Toy Store To You.(sm)

[Two page screen shot of eToys home page with textual descriptions of our Web site shopping features, surrounded by the following text flowed to both sides in a counter-clockwise fashion]

[PICTURE OF BLUE'S CLUES]

eToys.com shoppers will find an extensive selection of competitively priced products, with over 9,500 SKUs representing more than 750 brands. We provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty brands, such as BRIO, PLAYMOBIL and Learning Curve.

Our Web site features detailed product information and innovative merchandising through easy-to-use Web pages. We also provide our customers with helpful and useful shopping services such as birthday reminders and wish lists. For shoppers who are not certain what to get the kids, we offer product reviews, recommendations and gift suggestions. Our online store is available 24 hours a day, seven days a week and may be reached from the shopper's home or office. eToys.com. Why go to the store, when the toy store can come to you?

TOYSEARCH.-TM-

OUR TOYSEARCH LETS CUSTOMERS BROWSE BY ANY COMBINATION OF AGE, CATEGORY, KEYWORD OR PRICE.

[PICTURE OF MADELINE DOLL]

GOOD ADVICE.

OUR AWARD WINNER SECTION FEATURES TOYS RECOMMENDED BY PROMINENT PARENTING AND FAMILY PUBLICATIONS AS WELL AS ORGANIZATIONS WHO REVIEW CHILDREN'S TOYS, SOFTWARE AND BOOKS. CUSTOMERS CAN ALSO VISIT OUR BESTSELLERS SECTION TO VIEW THE MOST POPULAR TOYS SOLD OVER THE PAST 30 DAYS OR BROWSE THROUGH OUR OWN FAVORITES BY AGE RECOMMENDATIONS.

TOY BRANDS.

WE CARRY BOTH TRADITIONAL, WELL-KNOWN BRANDS, SUCH AS MATTEL, HASBRO AND LEGO, AND SPECIALTY TOY BRANDS, SUCH AS BRIO, PLAYMOBIL AND LEARNING CURVE.

[PICTURE OF WRAPPED GIFT]

GIFT CENTER.

WE SIMPLIFY GIFT SHOPPING THROUGH OUR GIFT CENTER, WHERE CUSTOMERS CAN OBTAIN GIFT CERTIFICATES, GIFT RECOMMENDATIONS BY AGE AND GET INFORMATION ON A VARIETY OF CHILD-APPROPRIATE GIFT WRAP STYLES AND PERSONALIZED MESSAGE CARDS TO ACCOMPANY THE GIFT.

PICKS OF THE MONTH.

IN OUR PICKS OF THE MONTH SECTION, WE RECOMMEND TOYS FOR DIFFERENT AGE RANGES.

[PICTURE OF BRIO TRAIN]

TWENTY UNDER $20.

OUR TWENTY UNDER $20 SECTION HAS RECOMMENDATIONS ON TOYS THAT WON'T STRAIN THE BUDGET.

DETAILED PRODUCT INFORMATION.

A SIMPLE CLICK OF THE MOUSE GIVES SHOPPERS ACCESS TO DETAILED PRODUCT INFORMATION THEY NEED TO MAKE EDUCATED BUYING DECISIONS, INCLUDING PRODUCT DESCRIPTIONS, ETOYS' OWN AGE RECOMMENDATIONS, A LIST OF ACCESSORIES AND RELATED PRODUCTS AND INVENTORY STATUS.

[PICTURE OF PRODUCT DESCRIPTION OF TWO-WAY BATTERY-POWERED ENGINE]

MY ETOYS.

WE PERSONALIZE THE CUSTOMER'S SHOPPING EXPERIENCE BY OFFERING BIRTHDAY REMINDERS, CHILDREN'S WISH LISTS AND AN ADDRESS BOOK.

EXTENSIVE PRODUCT SELECTION.

OUR ONLINE STORE IS EXCLUSIVELY FOCUSED ON CHILDREN'S PRODUCTS AND OFFERS AN EXTENSIVE SELECTION OF TOYS, VIDEO GAMES, SOFTWARE, VIDEOS AND MUSIC.

[PICTURE OF SUPER MARIO BROS. VIDEO GAME, GOODNIGHT MOON BOOK, JUMPSTART SOFTWARE BOX AND PADDINGTON BEAR]

At the bottom right of the two page gatefold is the following:

                                  [ETOYS LOGO]

                       WE BRING THE TOY STORE TO YOU.(SM)

                                 WWW.ETOYS.COM

                               AOL KEYWORD: ETOYS

The following text is centered on the inside back cover:

                                  [ETOYS LOGO]

                       WE BRING THE TOY STORE TO YOU.(SM)

                               PROSPECTUS SUMMARY
    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING ETOYS AND THE FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THIS PROSPECTUS ASSUMES THE AUTOMATIC CONVERSION OF OUR OUTSTANDING PREFERRED STOCK INTO 58,779,267 SHARES OF COMMON STOCK, ASSUMING FULL EXERCISE OF A WARRANT TO PURCHASE 48,387 SHARES OF PREFERRED STOCK OUTSTANDING AS OF MARCH 31, 1999, WHICH EXPIRES UPON THE CLOSING OF THIS OFFERING AND THE THREE-FOR-ONE FORWARD SPLIT OF OUR COMMON STOCK AND PREFERRED STOCK TO BE EFFECTED UPON THE CLOSING OF THIS OFFERING. THIS PROSPECTUS ALSO ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND DOES NOT INCLUDE THE AGGREGATE OF 18,720,000 SHARES OF OUR COMMON STOCK THAT WILL BE ISSUED IN EXCHANGE FOR ALL OUTSTANDING SHARES OF BABYCENTER CAPITAL STOCK AND RESERVED FOR ISSUANCE UPON THE EXERCISE OF OPTIONS WE ARE ASSUMING IN CONNECTION WITH THE PROPOSED BABYCENTER MERGER. SPECIFIC STATEMENTS IN THIS PROSPECTUS ASSUME THAT THE BABYCENTER MERGER HAS BEEN COMPLETED. HOWEVER, THE MERGER IS SUBJECT TO SPECIFIC CLOSING CONDITIONS AND, AS A RESULT, IT MAY NOT BE COMPLETED. REFERENCES IN THIS PROSPECTUS TO "WE", "US" OR "OUR" REFER TO ETOYS AND DO NOT INCLUDE BABYCENTER UNLESS OTHERWISE NOTED. OUR FISCAL YEAR ENDS ON MARCH 31ST OF EACH YEAR AND IS NAMED FOR THE CALENDAR YEAR JUST ENDED. FOR EXAMPLE, OUR FISCAL YEAR ENDED MARCH 31, 1999 IS CALLED "FISCAL 1998".
                                   ETOYS INC.
                                  OUR BUSINESS
    We are a leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we are able to deliver a unique shopping experience to consumers. Our online store offers an extensive selection of competitively priced children's products, with over 9,500 SKUs representing more than 750 brands. Our Web site features detailed product information, helpful and useful shopping services and innovative merchandising through easy-to-use Web pages. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.
    As of March 31, 1999, we have sold children's products to approximately 365,000 customers, of which approximately 75,000 were added during the quarter ended March 31, 1999. Our net sales for the fiscal year ended March 31, 1999 totaled $30.0 million as compared to $0.7 million for the fiscal year ended March 31, 1998.

                             OUR MARKET OPPORTUNITY
    We believe that many consumers find the toy shopping experience, especially at traditional mass market retail outlets, to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the challenges of shopping with children.
    Our online store was created to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. Key components of our solution include:
- CONVENIENT SHOPPING EXPERIENCE. Our online store is available 24 hours a day, seven days a week, may be reached from the shopper's home or office and features sophisticated browsing and search technology.
- EXTENSIVE PRODUCT SELECTION AND INNOVATIVE MERCHANDISING. We offer a broad array of children's products, which we believe includes the largest selection of toys available on the Internet. In addition, we believe that we are the only retailer to provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty brands, such as BRIO, PLAYMOBIL and Learning Curve.
- HELPFUL AND USEFUL SHOPPING SERVICES. To assist our customers, who are generally adults purchasing for children, we offer product reviews, recommendations, gift suggestions and services such as birthday reminders and wish lists. Many of these services are also designed to inform and involve children in the shopping experience.
- EXCELLENT CUSTOMER SERVICE. We are committed to providing the highest level of customer service. We offer free pre- and post-sales support via telephone and e-mail, online order tracking and helpful online shopping hints.
                                  OUR STRATEGY
    Our objective is to be one of the world's leading retailers of children's products. Key elements of our strategy include:
- FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS. We intend to become the primary place for consumers to purchase children's products by enhancing our current product offerings and expanding into additional categories.
- BUILD STRONG BRAND RECOGNITION. We use online and offline marketing strategies to enhance our brand recognition. We focus our efforts primarily towards mothers, who we believe are the principal decision-makers for purchases of children's products.
- PURSUE WAYS TO INCREASE OUR NET SALES. We intend to pursue new opportunities to increase our net sales by opening new departments, increasing product selection, adding more helpful and useful shopping services, pursuing international opportunities and acquiring complementary businesses, products or technologies.
- PROMOTE REPEAT PURCHASES. We intend to maximize the number of repeat purchases by our customers by targeting existing customers through direct marketing techniques, building features unique to each individual customer and enhancing our customer service.
- MAINTAIN OUR TECHNOLOGY FOCUS AND EXPERTISE. We intend to enhance our service offerings to take advantage of the unique characteristics of online retailing. We plan to increase the efficiency of our relationships with product vendors and manufacturers and our distribution operations.
                              RECENT DEVELOPMENTS
    On April 18, 1999, we entered into a merger agreement to acquire BabyCenter, Inc. BabyCenter is a Web-based business that offers a wide variety of information, products and interactive forums focused on and serving expectant mothers and new parents. Visitors to the BabyCenter Web site can read health articles and parenting news, interact online with other families and purchase a wide selection of baby products and supplies. Upon the completion of this merger, we will issue 16,708,886 shares of our common stock, subject to adjustment, in exchange for all outstanding shares of BabyCenter capital stock and will assume all outstanding BabyCenter options. We will reserve 2,011,114 shares of our common stock, subject to adjustment, for issuance upon the exercise of assumed BabyCenter options. We anticipate that the merger will close by the end of June 1999. However, the BabyCenter merger is subject to closing conditions specified in the merger agreement, including government approvals, approval of the merger by the stockholders of BabyCenter and other customary closing conditions. As a result, the BabyCenter merger may not be completed.

    In April and May 1999, we granted under our 1999 Stock Plan options to purchase an aggregate of 2,122,302 shares of our common stock at an exercise price of $11.00 per share. We granted most of these options to 67 new employees. The options granted in May 1999 have been considered to be compensatory. Deferred compensation associated with such options is $14.7 million. This amount will be amortized to expense on a straight-line basis over the four-year vesting periods of the applicable options through the fiscal year ending March 31, 2004.
    In May 1999, we hired Janine Bousquette as our new Senior Vice President of Marketing. Prior to joining us, Ms. Bousquette worked with PepsiCo Inc., serving most recently as Vice President of Marketing.
                                  RISK FACTORS
    An investment in our common stock involves a high degree of risk. Since our inception in November 1996, we have incurred significant losses, and as of March 31, 1999, we had an accumulated deficit of $30.8 million. We expect our operating losses and negative cash flow to continue for the foreseeable future. In addition, we encounter a number of risks, including unpredictability of operating results, seasonality, inventory risk, reliance on key vendors and distributors, and intense competition. You should carefully consider these risks and uncertainties as well as those other risks and uncertainties described in "Risk Factors" beginning on page 8 of this prospectus before deciding whether to invest in shares of our common stock.
                             CORPORATE INFORMATION
    We were incorporated as Toys.com in Delaware in November 1996. In May 1997, we changed our name to eToys.com Inc., and in June 1997, we changed our name to eToys Inc. Our corporate offices are located at 3100 Ocean Park Blvd., Suite 300, Santa Monica, CA 90405. Our telephone number at that location is (310) 664-8100. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING
    The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in the offering. The number below includes an aggregate of 198,387 shares issuable upon the exercise of warrants outstanding as of March 31, 1999, which expire at, and are expected to be exercised prior to, the completion of this offering. The number below excludes 11,412 shares issuable upon exercise of a warrant we issued to an equipment lessor in January 1999 and 38,613,864 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 14,927,676 shares were subject to outstanding options as of March 31, 1999 with a weighted average exercise price of $1.595 per share. The number below further excludes the aggregate of 18,720,000 shares of our common stock to be issued in exchange for all outstanding shares of BabyCenter capital stock and to be reserved for issuance upon exercise of assumed BabyCenter options in connection with the proposed BabyCenter merger. See "Underwriting", "Management--Stock Plans" and Notes 6 and 8 of Notes to Financial Statements.

Shares offered by eToys......................  8,320,000 shares
Shares to be outstanding after the             101,784,682 shares
  offering...................................
Use of proceeds..............................  For general corporate purposes, principally working capital and capital expenditures. See
                                               "Use of Proceeds".
Nasdaq National Market symbol................  "ETYS"

                         SUMMARY FINANCIAL INFORMATION
    The following summary financial information is derived from our financial statements included elsewhere in this prospectus. You should read the following summary financial information in conjunction with those financial statements and the related notes. For example, Note 1 to the notes to our financial statements explains the determination of the number of shares and share equivalents used in computing the pro forma per share amounts set forth below. You should also read "Use of Proceeds", "Capitalization" and "Unaudited Pro Forma Condensed Combined Financial Information".
    The summary financial information below reflects that, prior to June 1997, we had no operations or activities. Our general and administrative operating expenses include expenses related to the amortization of deferred compensation which is $2,000 for the fiscal year ended March 31, 1998 and $5.8 million for the fiscal year ended March 31, 1999. The pro forma share amounts reflect the conversion of preferred stock into common stock.
    The balance sheet data displayed in the "As Adjusted" column reflect the application of the net proceeds from the sale of 8,320,000 shares of common stock offered by us at an initial public offering price of $20.00 per share, after deducting the underwriting discount and estimated offering expenses.
    The statement of operations data displayed in the "Pro Forma BabyCenter Merger 1999" column gives effect to the BabyCenter merger expected to be completed by the end of June 1999.

                                                                           FISCAL YEAR ENDED
                                                                               MARCH 31,
                                                                ----------------------------------------
                                                                                             PRO FORMA
                                                                                             BABYCENTER
                                                                                               MERGER
                                                                    1998          1999          1999
                                                                ------------  ------------  ------------
                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                              SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.....................................................  $        687  $     29,959  $     34,727
Gross profit..................................................           119         5,713         9,500
Operating expenses:
  Marketing and sales.........................................         1,290        20,719        23,180
  Product development.........................................           421         3,608         7,360
  General and administrative..................................           678        10,166        16,405
  Goodwill amortization.......................................            --           319        36,455
                                                                ------------  ------------  ------------
Operating loss................................................        (2,270)      (29,099)      (73,900)
Net loss......................................................  $     (2,268) $    (28,558) $    (73,103)
Basic net loss per share......................................  $      (0.09) $      (0.85) $      (1.46)
Pro forma for conversion of preferred stock
  basic net loss per share....................................  $      (0.08) $      (0.35) $      (0.74)
Shares used to compute basic net loss per share...............    25,129,888    33,427,908    50,136,794
Shares used to compute pro forma for conversion
  of preferred stock basic net loss per share.................    30,232,902    81,923,187    98,632,073

                                                                                               MARCH 31, 1999
                                                                                           -----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  ------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................................................  $  20,173   $  173,652
Working capital..........................................................................     21,821      175,300
Total assets.............................................................................     30,666      184,145
Long-term capital lease obligations, less current portion................................        477          477
Total stockholders' equity (deficit).....................................................    (24,098)     178,672

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES FUTURE FORECASTING DIFFICULT.

    We were incorporated in November 1996. We began selling products on our Web site in October 1997. As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW.

    We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

- brand development, marketing and other promotional activities;

- the expansion of our inventory management and distribution operations;

- the continued development of our Web site, the systems that we use to process customers' orders and payments, and our computer network;

- the expansion of our product offerings and Web site content; and

- development of relationships with strategic business partners.

    As of March 31, 1999, we had an accumulated deficit of $30.8 million. We incurred net losses of $2.3 million for the fiscal year ended March 31, 1998 and $28.6 million for the fiscal year ended March 31, 1999.

    In addition, if the BabyCenter merger is completed, we expect that our losses will increase even more significantly because of additional costs and expenses related to:

- an increase in the number of employees;

- an increase in sales and marketing activities;

- additional facilities and infrastructure; and

- assimilation of operations and personnel.

    Also, if the BabyCenter merger is completed, we will record a significant amount of goodwill and deferred compensation, the amortization of which will significantly reduce our earnings and profitability for the foreseeable future. We expect to record goodwill of approximately $180.7 million, to be amortized over a five-year period, and deferred compensation of approximately $15.5 million, to be amortized over a four-year period. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to earlier write-off. In such event, our net loss in any given period could be greater than anticipated and the market price of our stock could decline.

    Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

    Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may decline significantly.

    Factors that may harm our business or cause our operating results to fluctuate include the following:

- our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;

- decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

- the mix of toys, video games, software, videos and music sold by us;

- seasonality;

- our inability to manage inventory levels or control inventory theft;

- our inability to manage our distribution operations;

- our inability to adequately maintain, upgrade and develop our Web site, the systems that we use to process customers' orders and payments or our computer network;

- the ability of our competitors to offer new or enhanced Web sites, services or products;

- price competition;

- an increase in the level of our product returns;

- fluctuations in the demand for children's products associated with movies, television and other entertainment events;

- our inability to obtain popular children's toys, video games, software, videos and music from our vendors;

- fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music;

- the termination of existing or failure to develop new marketing relationships with key business partners;

- the extent to which we are not able to participate in advertising campaigns such as those conducted by Visa and Intel;

- increases in the cost of online or offline advertising;

- the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

- unexpected increases in shipping costs or delivery times, particularly during the holiday season;

- technical difficulties, system downtime or Internet brownouts;

- government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music; and

- economic conditions specific to the Internet, online commerce and the children's toy, video game, software, video and music industries.

    A number of factors will cause our gross margins to fluctuate in future periods, including the mix of toys, video games, software, videos and music sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce our gross margins in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations".

BECAUSE WE EXPERIENCE SEASONAL FLUCTUATIONS IN OUR NET SALES, OUR QUARTERLY RESULTS WILL FLUCTUATE AND OUR ANNUAL RESULTS COULD BE BELOW EXPECTATIONS.

    We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, a disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in the future.

    In anticipation of increased sales activity during the fourth calendar quarter, we hire a significant number of temporary employees to bolster our permanent staff and we significantly increase our inventory levels. For this reason, if our net sales were below seasonal expectations during this quarter, our annual operating results could be below the expectations of securities analysts and investors.

    Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of such seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

WE FACE SIGNIFICANT INVENTORY RISK BECAUSE CONSUMER DEMAND CAN CHANGE FOR PRODUCTS BETWEEN THE TIME THAT WE ORDER PRODUCTS AND THE TIME THAT WE RECEIVE THEM.

    We carry a significant level of inventory. As a result, the rapidly changing trends in consumer tastes in the market for children's toys, video games, software, videos and music subject us to significant inventory risks. It is critical to our success that we accurately predict these trends and do not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular toys and other products in advance of such fourth calendar quarter would harm our operating results for the entire fiscal year.

    In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. This risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

WE FACE THE RISK OF INVENTORY THEFT.

    If the security measures we use at our distribution facility do not significantly reduce or prevent inventory theft, our gross profit margin may significantly decrease. During the quarter ended March 31, 1999, we experienced approximately $270,000 of inventory theft, which resulted in a 4% decrease in our gross profit margin for the quarter ended March 31, 1999 and a 1% decrease in our gross profit margin for fiscal 1998. We have begun undertaking a number of measures designed to address inventory theft, including the installation of enhanced security measures at our distribution facility. These measures may not successfully reduce or prevent inventory theft in future periods. Our failure to successfully improve the security measures we use at our distribution facility may cause our gross profit margins and results of operations to be significantly below expectations in future periods.

BECAUSE WE DO NOT HAVE LONG-TERM OR EXCLUSIVE VENDOR CONTRACTS, WE MAY NOT BE ABLE TO GET SUFFICIENT QUANTITIES OF POPULAR CHILDREN'S PRODUCTS IN A TIMELY MANNER. AS A RESULT, WE COULD LOSE CUSTOMERS.

    If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, we could lose customers and our net sales could be below expectations. Our success depends on our ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. As is common in the industry, we do not have long-term or exclusive arrangements with any vendor or distributor that guarantee the availability of toys or other children's products for resale. Therefore, we do not have a predictable or guaranteed supply of toys or other products.

IF WE ARE UNABLE TO OBTAIN SUFFICIENT QUANTITIES OF PRODUCTS FROM OUR KEY VENDORS, OUR NET SALES WOULD DECREASE.

    If we were unable to obtain sufficient quantities of products from our key vendors, we could lose customers and our net sales could be below expectations. We derive a significant percentage of our net sales from sales of Mattel and Hasbro products. We also derive a significant percentage of our net sales from the sale of video game products that are primarily supplied to us by a single distributor. From time to time, we have experienced difficulty in obtaining sufficient product allocations from a key vendor. In addition, our key vendors have established, and may continue to expand, their own online retailing efforts, which may impact our ability to get sufficient product allocations from such vendors.

TO MANAGE OUR GROWTH AND EXPANSION, WE NEED TO IMPROVE AND IMPLEMENT FINANCIAL AND MANAGERIAL CONTROLS AND REPORTING SYSTEMS AND PROCEDURES. IF WE ARE UNABLE TO DO SO SUCCESSFULLY, OUR RESULTS OF OPERATIONS WOULD BE IMPAIRED.

    Our rapid growth in personnel and operations has placed, and will continue to place, a significant strain on our management, information systems and resources. If the BabyCenter merger is completed, we will add over 100 new employees, including managerial, technical and operations personnel, and will need to assimilate substantially all of BabyCenter's operations into our operations. In order to manage this growth effectively, we need to continue to improve our financial and managerial controls and reporting systems and procedures. If we continue to experience a significant increase in the number of our personnel, our existing management team may not be able to effectively train, supervise and manage all of our personnel. In addition, our existing information systems may not be able to handle adequately the increased volume of information and transactions that would result from increased growth. Our failure to successfully implement, improve and integrate these systems and procedures would cause our results of operations to be below expectations.

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR NEW ACCOUNTING AND FINANCIAL REPORTING SYSTEMS, OUR STOCK PRICE COULD DECLINE.

    If we fail to successfully implement and integrate our new financial reporting and information systems with our existing systems or if we are not able to expand these systems to accommodate our growth, we may not have adequate, accurate or timely financial information. Our failure to have adequate, accurate or timely financial information would harm our business and could lead to volatility in our stock price. We recently implemented new accounting and financial reporting software. In connection with the implementation, we have encountered difficulties integrating this new software with our other information systems. Additionally, we are in the process of upgrading our other information systems and internal controls, including those related to the purchase and receipt of inventory and control of inventory theft. If we grow rapidly, we will face additional challenges in upgrading and maintaining such systems.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

    The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new Web sites at a relatively low cost. In addition, the children's toy, video game, software, video and music retailing industries are intensely competitive.

    We currently or potentially compete with a variety of other companies, including:

- traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

- major discount retailers such as Wal-Mart, Kmart and Target;

- online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart and FAO Schwarz;

- physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

- catalog retailers of children's products;

- vendors or manufacturers of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;

- other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;

- Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

- various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

    If the BabyCenter merger is completed, we will also compete with companies that sell products or provide content for babies, toddlers and expectant mothers. These companies include the competitors listed above and also include:

- traditional store-based retailers such as BabyGap, Gymboree, The Right Start and Babies R Us;

- the online efforts of these traditional retailers, including the online stores operated by BabyGap and Gymboree;

- catalog retailers of products for babies, toddlers and expectant mothers; and

- various online companies such as iBaby, BabyCatalog.com, iVillage and Women.com.

    Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. In addition, larger, well-established and well-financed entities may join with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.

    Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. See "Business--Competition".

IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD FAIL TO ATTRACT NEW CUSTOMERS.

    Any new department or product category that is launched or acquired by us, including BabyCenter, which is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business to include BabyCenter or any other new department or product category will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of other new or complementary businesses, products or technologies, although we have no present understandings, commitments or agreements with respect to any material acquisitions or investments.

IF WE DO NOT SUCCESSFULLY EXPAND OUR DISTRIBUTION OPERATIONS, OUR NET SALES MAY FALL BELOW EXPECTATIONS.

    If we do not successfully expand our distribution operations to accommodate increases in demand, particularly during the fourth calendar quarter of each year, we will not be able to increase our net sales in accordance with the expectations of securities analysts and investors. Our success depends on our ability to rapidly expand our distribution operations in order to accommodate a significant increase in customer orders. We must also be able to rapidly grow our distribution operations and information systems to accommodate significant increases in demand, which may require us to automate tasks that are currently performed manually.

    Our planned expansion may cause disruptions in our business. Our current distribution operations are not adequate to accommodate significant increases in customer demand that may occur during the fourth calendar quarter of 1999. We have leased a second distribution facility located in Virginia which we intend to begin using in early 2000. In addition, we have entered into an agreement with a third party that will provide us with warehouse and distribution services from its facility in Utah. We are not experienced in coordinating and managing distribution operations in geographically distant locations.

IF WE EXPERIENCE PROBLEMS IN OUR DISTRIBUTION OPERATIONS, WE COULD LOSE
CUSTOMERS.

    We rely upon third-party carriers for product shipments, including shipments to and from our distribution facility. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would damage our reputation and brand. We also depend upon temporary employees to adequately staff our distribution facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, we could lose customers.

IF WE DO NOT SUCCESSFULLY EXPAND OUR WEB SITE AND THE SYSTEMS THAT PROCESS CUSTOMERS' ORDERS, WE COULD LOSE CUSTOMERS AND OUR NET SALES COULD BE REDUCED.

    If we fail to rapidly upgrade our Web site in order to accommodate increased traffic, we may lose customers, which would reduce our net sales. Furthermore, if we fail to rapidly expand the computer systems that we use to process and ship customer orders and process payments, we may not be able to successfully distribute customer orders. As a result, we could lose customers and our net sales could be reduced. In addition, our failure to rapidly upgrade our Web site or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further reduce our net sales. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We have experienced periodic systems interruptions, which we believe will continue to occur, while enhancing and expanding these computer systems.

OUR FACILITIES AND SYSTEMS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED PROBLEMS. THE OCCURRENCE OF A NATURAL DISASTER OR OTHER UNEXPECTED PROBLEM COULD DAMAGE OUR REPUTATION AND BRAND AND REDUCE OUR NET SALES.

    The occurrence of an earthquake or other natural disaster or unanticipated problems at our leased facility in Southern California, or at the third-party facility in Sunnyvale, California that houses substantially all of our computer and communications hardware systems, could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. Our leased facility in Southern California houses substantially all of our product development and information systems, as well as our inventory. Any such interruptions or delays at either of these facilities would reduce our net sales. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In addition, the failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could damage our reputation and brand and impair our business.

OUR NET SALES COULD DECREASE IF OUR ONLINE SECURITY MEASURES FAIL.

    Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We rely on security and authentication technology that we license from third parties. With this technology, we perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

    Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

OUR NET SALES AND GROSS MARGINS WOULD DECREASE IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD.

    A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not carry insurance against this risk. We have developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, to date, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR SERVICES COULD BECOME OBSOLETE AND WE COULD LOSE CUSTOMERS.

    If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing Web site and proprietary technology and systems may become obsolete.

    To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, systems that we use to process customers' orders and payments and our computer network to customer requirements or emerging industry standards.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS.

    Other parties may assert infringement or unfair competition claims against us. In the past, a toy distributor using a name similar to ours sent us notice of a claim of infringement of proprietary rights, which claim was subsequently withdrawn. We expect to receive other notices from other third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.

IF THE PROTECTION OF OUR TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, OUR BRAND AND REPUTATION COULD BE IMPAIRED AND WE COULD LOSE CUSTOMERS.

    The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. In September 1998, the United States Patent and Trademark Office granted us a registered trademark for "eToys" for online retail services for toys and games. We have filed a trademark application for "eToys" for toys, games and playthings and for sales of toys, games and playthings. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND RESULT IN LOSS OF NET SALES.

    The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Edward C. Lenk, our President, Chief Executive Officer and Uncle of the Board. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. The majority of our senior management joined us in the last four months, including our Chief Financial Officer, Chief Information Officer and Senior Vice President of Operations. Our future success depends on these officers effectively working together with our original management team. Also, if we complete the BabyCenter merger, our success will also depend on a successful integration of BabyCenter's management with our senior management team. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

WE MAY BE ADVERSELY IMPACTED IF THE SOFTWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT.

    Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant would have material adverse consequences for us. Such consequences would include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business. We are currently assessing the year 2000 readiness of the software, computer technology and other services that we use which may not be year 2000 compliant. At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be material.

    We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

THERE ARE RISKS ASSOCIATED WITH THE PROPOSED BABYCENTER MERGER AND OTHER POTENTIAL ACQUISITIONS. AS A RESULT, WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE PROPOSED BABYCENTER MERGER AND OTHER POTENTIAL ACQUISITIONS.

    The BabyCenter merger is subject to a number of contingencies, including approval of the merger by BabyCenter stockholders and governmental authorities and other customary closing conditions. As a result, there can be no assurance that the BabyCenter merger will be completed. If the merger is not completed, the trading price of our common stock may fall.

    If the BabyCenter merger is completed, we may not realize the anticipated benefits from the merger. We may not be able to successfully assimilate the additional personnel, operations, acquired technology and products into our business. The proposed merger may further strain our existing financial and managerial controls and reporting systems and procedures. In addition, key BabyCenter personnel may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees or increase our expenses. Further, the physical expansion in facilities that would occur as a result of this merger may result in disruptions that seriously impair our business. In particular, if the BabyCenter merger is completed, we will have operations in multiple facilities in geographically distant areas. We are not experienced in managing facilities or operations in geographically distant areas. In connection with the proposed merger, an aggregate of 18,720,000 shares of our common stock will be issued in exchange for all outstanding shares of BabyCenter capital stock and reserved for issuance upon the exercise of assumed BabyCenter options in connection with the merger. The issuance of these securities will be dilutive to our existing stockholders.

    If we are presented with appropriate opportunities, we intend to make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we buy a company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to the proposed BabyCenter merger. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders.

EXECUTIVE OFFICERS, DIRECTORS AND ENTITIES AFFILIATED WITH THEM WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER eTOYS AFTER THE OFFERING WHICH COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL FAVORED BY OUR OTHER STOCKHOLDERS.

    Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders will, in the aggregate, beneficially own approximately 39% of our outstanding common stock following the completion of this offering. See "Principal Stockholders".

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

    Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

INVESTORS IN THE OFFERING WILL EXPERIENCE IMMEDIATE DILUTION.

    We expect the initial public offering price to be substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $18.25 in the book value per share of the common stock from the price you pay for the common stock. See "Dilution".

                         RISKS RELATED TO OUR INDUSTRY

IF WE ARE UNABLE TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD LOSE CUSTOMERS.

    We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our Web site. We currently hold various relevant domain names, including the "eToys.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com", ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.

    The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet.

    In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customers' orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH.

    As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance currently does not cover claims of these types. However, this insurance is available, and we intend to obtain insurance to cover claims of these types by the end of June 1999. We do not expect the premium for this insurance to be material. There can be no assurance that we will be able to obtain such insurance or that it will be adequate to indemnify us for all liability that may be imposed on us.

OUR NET SALES COULD DECREASE IF WE BECOME SUBJECT TO SALES AND OTHER TAXES.

    If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside California could subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect sales taxes, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, we may need to lower prices to retain these customers.

                      RISKS RELATED TO SECURITIES MARKETS

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

    We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period.

OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS.

    The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:

- actual or anticipated variations in our quarterly operating results;

- announcements of technological innovations or new products or services by us or our competitors;

- changes in financial estimates by securities analysts;

- conditions or trends in the Internet and/or online commerce industries;

- changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- additions or departures of key personnel;

- release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

- potential litigation.

IF OUR STOCK PRICE IS VOLATILE, WE COULD FACE A SECURITIES CLASS ACTION LAWSUIT.

    In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause our stock price to fall.

SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THE OFFERING COULD CAUSE OUR STOCK PRICE TO FALL.

    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 101,784,682 shares of common stock and 14,927,676 shares of common stock subject to options, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or additional option grants after March 31, 1999. Of these shares, the shares sold in this offering and 170,250 shares subject to fully vested options will be freely tradeable beginning on the effective date of this prospectus. This leaves 93,464,682 remaining shares and 14,927,676 shares of common stock subject to options. 91,464,684 of such shares will be eligible for sale in the public market beginning 180 days after the date of this prospectus and 1,999,998 of such shares will be eligible for sale in the public market beginning 365 days after the date of this prospectus, subject to volume and other restrictions pursuant to Rule 144 under the Securities Act. In addition, 14,757,426 shares subject to options will be eligible for sale in the public market beginning 180 days after the date of this prospectus, subject to vesting restrictions.

    If the BabyCenter merger is completed, approximately 1,377,152 shares of our common stock to be issued in exchange for outstanding shares of BabyCenter capital stock and issuable upon exercise of assumed BabyCenter options will be immediately eligible for sale in the public market upon closing of the merger in accordance with the restrictions of Rule 144. The remaining 17,342,848 shares of our common stock to be issued in exchange for outstanding shares of BabyCenter capital stock and issuable upon exercise of assumed BabyCenter options in connection with the merger will be eligible for public sale in the public market beginning 180 days after the date of this prospectus, subject in to volume and other restrictions of Rule 144. See "Management--Stock Plans", "Shares Eligible for Future Sale" and "Underwriting".

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the shares being offered hereby are estimated to be $153.5 million, after deducting the underwriting discount and estimated offering expenses payable by us, or $176.7 million if the underwriters' over-allotment option is exercised in full.

    The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets, and to increase our visibility in the retail marketplace. We expect to use up to approximately 30% of the net proceeds of this offering for capital expenditures associated with technology and system upgrades and the expansion of our distribution operations and corporate offices. We have no specific plans for the remaining proceeds. The remainder of the net proceeds will be used for general corporate purposes and working capital. This allocation is only an estimate and we may adjust it as necessary to address our operational needs in the future. For instance, we may also use a portion of the net proceeds to acquire complementary technologies or businesses; however, with the exception of the BabyCenter merger, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999 on an actual, pro forma, as adjusted and pro forma BabyCenter merger basis. The "actual" column reflects our capitalization as of March 31, 1999 on a historical basis, without any adjustments to reflect subsequent events or anticipated events. The "pro forma" column reflects our capitalization as of March 31, 1999 with adjustments for the following:

- the filing of an amendment to our Certificate of Incorporation to provide for authorized capital stock of 600,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock and a three-for-one forward stock split of our common stock and preferred stock; and

- the automatic conversion of all shares of outstanding preferred stock into 58,730,880 shares of common stock upon the closing of this offering.

    The "as adjusted" column reflects our capitalization as of March 31, 1999 with the preceding "pro forma" adjustments plus:

- the exercise of warrants outstanding as of March 31, 1999, which expire upon this offering, resulting in the anticipated issuance of 198,387 shares of common stock; and

- the receipt of the estimated net proceeds from our sale of 8,320,000 shares of common stock at an initial public offering price of $20.00 per share.

    The "pro forma BabyCenter merger" column reflects our capitalization as of March 31, 1999 with the preceding "pro forma" and "as adjusted" adjustments plus 16,708,886 shares of common stock, subject to adjustment, expected to be issued in exchange for all outstanding shares of BabyCenter capital stock in connection with the proposed BabyCenter merger. See "Unaudited Pro Forma Condensed Combined Financial Information" included elsewhere in this prospectus.

    None of the columns reflect the following:

- the 11,412 shares of common stock issuable upon exercise of a warrant that we issued to an equipment lessor in January 1999;

- the 38,613,864 shares of common stock reserved for issuance under our stock option plans and stock purchase plans, of which 14,927,676 shares were subject to outstanding options as of March 31, 1999; and

- the 2,011,114 shares of common stock, subject to adjustment, expected to be reserved for issuance upon the exercise of assumed BabyCenter options in connection with the proposed BabyCenter merger. See "Unaudited Pro Forma Condensed Combined Financial Information" included elsewhere in this prospectus.

    The table below should be read in conjunction with our balance sheet as of March 31, 1999 and the related notes, which are included elsewhere in this prospectus. The table below reflects that we recorded deferred compensation of $44.7 million for the fiscal year ended March 31, 1999. You should review Notes 5 and 8 to the notes to our financial statements included elsewhere in this prospectus for descriptions of our Series A preferred stock, Series B preferred stock and Series C preferred stock.

                                                                                            MARCH 31, 1999
                                                                          ---------------------------------------------------
                                                                                                                  PRO FORMA
                                                                                                                  BABYCENTER
                                                                            ACTUAL     PRO FORMA   AS ADJUSTED      MERGER
                                                                          ----------  -----------  ------------  ------------
                                                                                            (IN THOUSANDS)
Long-term capital lease obligations, less current portion...............  $      477   $     477    $      477    $    1,041
Redeemable Convertible Preferred Stock, 19,593,089 shares authorized:
  Series A Preferred Stock; $.0001 par value; 7,023,645 shares issued and outstanding, actual; no shares authorized, issued or
    outstanding, pro forma, as adjusted and pro forma BabyCenter
    merger..............................................................       4,355          --            --            --
  Series B Preferred Stock; $.0001 par value; 11,886,649 shares issued and outstanding, actual; no shares authorized, issued or
    outstanding, pro forma, as adjusted and pro forma BabyCenter
    merger..............................................................      24,952          --            --            --
  Series C Preferred Stock, $.0001 par value, 666,666 shares issued and outstanding, actual; no shares authorized, issued or outstanding,
    pro forma, as adjusted and pro forma BabyCenter merger..............      19,984          --            --            --
Stockholders' equity (deficit):
  Preferred Stock: $.0001 par value, 5,000,000 shares authorized, none issued or outstanding actual, 10,000,000 shares authorized, none issued or outstanding, pro forma, as adjusted and pro forma
    BabyCenter merger...................................................          --          --            --            --
  Common Stock: $.0001 par value, 150,000,000 shares authorized,
    34,535,415 shares issued and outstanding actual; 600,000,000 shares authorized, 93,266,295 issued and outstanding, pro forma;
    101,784,682 shares issued and outstanding, as adjusted; 118,493,568
    shares issued and outstanding, pro forma BabyCenter merger..........           3           9            10            12
Additional paid-in capital..............................................      45,837      95,122       248,600       453,335
Receivables from stockholders...........................................        (138)       (138)         (138)         (138)
Deferred compensation...................................................     (38,974)    (38,974)      (38,974)      (54,431)
Accumulated deficit.....................................................     (30,826)    (30,826)      (30,826)      (30,826)
                                                                          ----------  -----------  ------------  ------------
    Total stockholders' equity (deficit)................................     (24,098)     25,193       178,672       367,952
                                                                          ----------  -----------  ------------  ------------
        Total capitalization............................................  $   25,670   $  25,670    $  179,149    $  368,993
                                                                          ----------  -----------  ------------  ------------
                                                                          ----------  -----------  ------------  ------------

                                    DILUTION

    Our pro forma net tangible book value as of March 31, 1999 was approximately $24.2 million or $0.26 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of the preferred stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 8,320,000 shares of common stock offered by us at an initial public offering price of $20.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 1999 would have been approximately $177.6 million or $1.75 per share of common stock. This represents an immediate increase in net tangible book value of $1.49 per share to existing stockholders and an immediate dilution of $18.25 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:

Initial public offering price per share.....................................             $   20.00
  Pro forma net tangible book value per share before the offering...........  $    0.26
  Increase per share attributable to new investors..........................       1.49
                                                                              ---------
Pro forma net tangible book value per share after the offering (as
  adjusted).................................................................                  1.75
                                                                                         ---------
Dilution per share to new investors.........................................             $   18.25
                                                                                         ---------
                                                                                         ---------

    The following table summarizes on an as adjusted basis after giving effect to the offering, as of March 31, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                                                     SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                                 -------------------------  ---------------------------   PRICE PER
                                                     NUMBER       PERCENT        AMOUNT        PERCENT      SHARE
                                                 --------------  ---------  ----------------  ---------  -----------
Existing stockholders..........................      93,464,682       91.8% $     50,415,000       23.3%  $    0.54
New investors..................................       8,320,000        8.2       166,400,000       76.7       20.00
                                                 --------------  ---------  ----------------  ---------
Totals.........................................     101,784,682      100.0% $    216,815,000      100.0%
                                                 --------------  ---------  ----------------  ---------
                                                 --------------  ---------  ----------------  ---------

    The preceding tables include an aggregate of 198,387 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999, which expire at, and are expected to be exercised prior to, the completion of this offering. The preceding tables exclude 38,613,864 shares of common stock reserved for issuance under our stock option plans and stock purchase plans, of which 14,927,676 were subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $1.595 per share and 11,412 shares of common stock issuable upon exercise of a warrant that we issued to an equipment lessor in January 1999. The preceding tables also exclude the aggregate of 18,720,000 shares of common stock to be issued in exchange for all outstanding shares of BabyCenter capital stock and reserved for issuance upon the exercise of assumed BabyCenter options in connection with the proposed BabyCenter merger.

                            SELECTED FINANCIAL DATA

     You should read the selected financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes included elsewhere in this prospectus. You should review Note 1 to the notes to our financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares and share equivalents used in computing the pro forma per share amounts set forth below. The pro forma share amounts reflect the conversion of preferred stock into common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Information".

     The selected financial data reflect that prior to June 1997, we had no operations or activities. The statement of operations data set forth below for the fiscal years ended March 31, 1998 and 1999, and the selected balance sheet data as of March 31, 1998 and 1999 have been derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data displayed in the "Pro Forma BabyCenter Merger 1999" column and the balance sheet data displayed in the "Pro Forma BabyCenter Merger" column give effect to the BabyCenter merger expected to be completed by the end of June 1999. Our general and administrative operating expenses include expenses related to the amortization of deferred compensation which is $2,000 for the fiscal year ended March 31, 1998 and $5.8 million for the fiscal year ended March 31, 1999.

                                                                                     FISCAL YEAR ENDED
                                                                                         MARCH 31,
                                                                         -----------------------------------------
                                                                                                       PRO FORMA
                                                                                                      BABYCENTER
                                                                             1998          1999       MERGER 1999
                                                                         ------------  ------------  -------------
                                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                           DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................................................  $        687  $     29,959   $    34,727
Cost of sales..........................................................           568        24,246        25,227
                                                                         ------------  ------------  -------------
Gross profit...........................................................           119         5,713         9,500
Operating expenses:
  Marketing and sales..................................................         1,290        20,719        23,180
  Product development..................................................           421         3,608         7,360
  General and administrative...........................................           678        10,166        16,405
  Goodwill amortization................................................            --           319        36,455
                                                                         ------------  ------------  -------------
        Total operating expenses.......................................         2,389        34,812        83,400
                                                                         ------------  ------------  -------------
Operating loss.........................................................        (2,270)      (29,099)      (73,900)
Interest income (expense), net.........................................             3           542           798
                                                                         ------------  ------------  -------------
Loss before income taxes...............................................        (2,267)      (28,557)      (73,102)
Provision for income taxes.............................................             1             1             1
                                                                         ------------  ------------  -------------
Net loss...............................................................  $     (2,268) $    (28,558)  $   (73,103)
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------
Basic net loss per share...............................................  $      (0.09) $      (0.85)  $     (1.46)
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------
Pro forma for conversion of preferred stock basic net loss per share...  $      (0.08) $      (0.35)  $     (0.74)
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------
Shares used to compute basic net loss per share........................    25,129,888    33,427,908    50,136,794
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------
Shares used to compute pro forma for conversion of preferred stock
  basic net loss per share.............................................    30,232,902    81,923,187    98,632,073
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

                                                                                               MARCH 31, 1999
                                                                                          ------------------------
                                                                                                       PRO FORMA
                                                                              MARCH 31,               BABYCENTER
                                                                                1998       ACTUAL       MERGER
                                                                             -----------  ---------  -------------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................................   $   1,552   $  20,173   $    29,173
Working capital............................................................       1,456      21,821        29,643
Total assets...............................................................       2,927      30,666       222,639
Long-term capital lease obligations, less current portion..................          --         477         1,041
Total stockholders' equity (deficit).......................................      (1,345)    (24,098)      165,182

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    EXCEPT FOR HISTORICAL INFORMATION, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS REFER TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "EXPECTS", "ANTICIPATES", "INTENDS", "PLANS" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED IN THE SECTION TITLED "RISK FACTORS" IN THIS PROSPECTUS.

OVERVIEW

    We are a leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. We currently offer an extensive selection of competitively priced children's products consisting of over 9,500 SKUs representing more than 750 brands.

    We were incorporated in November 1996 and began offering products for sale on our Web site and entered into a marketing agreement with AOL on October 1, 1997. For the period from inception through October 1, 1997, we had no sales and our operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development of our Web site and operations. Since launching our online store, we have continued these operating activities and have also focused on building sales momentum, expanding our product offerings, establishing vendor relationships, promoting our brand name and establishing distribution and customer service operations. Our cost of sales and operating expenses have increased significantly since inception. This trend reflects the costs associated with our formation as well as increased efforts to promote our brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop our Web site and associated systems that we use to process customers' orders and payments.

    We have grown rapidly since launching our online store in October 1997. During the fall of 1998, we launched our redesigned Web site and added video game, software, video and music departments to our online store. Our net sales increased to $30.0 million for the fiscal year ended March 31, 1999 from $0.7 million for the fiscal year ended March 31, 1998. The market for children's toys, video games, software, videos and music is highly seasonal. A disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in future periods. In addition, since a disproportionate amount of our net sales are realized during the fourth calendar quarter, we significantly increase our purchases of inventory during such quarter. Accordingly, our accounts payable are at their highest levels during the fourth calendar quarter. Our gross margin was 19% for the fiscal year ended March 31, 1999. Our gross margin will fluctuate in future periods based on factors such as product mix, inventory management, inbound and outbound shipping costs, the level of product returns, and the level of discount pricing and promotional coupon usage.

    Since 1997, we have significantly increased the depth of our management team to help implement our growth strategy. To facilitate our growth, we have recently expanded our senior management team to include a Chief Financial Officer, Chief Information Officer and Senior Vice President of Operations.

    On April 18, 1999, we entered into a merger agreement with BabyCenter, Inc. pursuant to which a new subsidiary of ours will merge into BabyCenter so that BabyCenter becomes our wholly owned subsidiary. BabyCenter is a Web-based business that offers a wide variety of content, community and products focused on and serving expectant mothers and new parents. Visitors to the BabyCenter Web site can read health articles and parenting news, interact online with other families and purchase a wide selection of baby products and supplies. BabyCenter derives its net sales principally from product sales and sales of advertisement space as well as sponsorships with various companies. BabyCenter is a Delaware corporation that is based in San Francisco, California, with approximately 105 employees.

    Upon the completion of this merger, an aggregate of 18,720,000 shares of our common stock will be issued in exchange for all outstanding shares of BabyCenter capital stock and reserved for issuance upon the exercise of BabyCenter options we assume in connection with the proposed merger. In addition, if the BabyCenter merger is completed, we will record a significant amount of goodwill and deferred compensation that will significantly reduce our earnings and profitability for the foreseeable future. We expect to record goodwill of approximately $180.7 million and deferred compensation of approximately $15.5 million, to be amortized over a five-year period and four-year period, respectively. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to earlier write-off. We anticipate that the BabyCenter merger will close by the end of June 1999. The BabyCenter merger is subject to a number of conditions, including the receipt of governmental approvals, approval of the merger by the stockholders of BabyCenter and other customary closing conditions. As a result, the BabyCenter merger may not be completed.

    Since inception, we have incurred significant losses and, as of March 31, 1999, had an accumulated deficit of $30.8 million. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to brand development, marketing and other promotional activities; the expansion of our inventory management and distribution operations; the continued development of our Web site, systems that we use to process customers' orders and payments and our computer network; the expansion of our product offerings and Web site content; and development of relationships with strategic business partners.

    We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for us include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, we must, among other things, maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our technology and systems that we use to process customers' orders and payments, improve our Web site, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure that we will be successful in addressing such risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

    In connection with this offering of shares of our common stock, options granted in the fiscal years ended March 31, 1997, 1998 and 1999 have been considered to be compensatory. Deferred compensation associated with such options for the fiscal year ended March 31, 1999 amounted to $44.7 million. Of this amount, $5.8 million was charged to operations for the fiscal year ended March 31, 1999 and $38.9 million will be amortized over the vesting periods of the applicable options through the fiscal year ending March 31, 2003. In April and May 1999, we granted options to purchase an aggregate of 2,122,302 shares of our common stock at an exercise price of $11.00 per share. We granted most of these options to 67 new employees. The options granted in May 1999 have been considered to be compensatory. Deferred compensation associated with such options is $14.7 million. This amount will be amortized to expense on a straight-line basis over the four-year vesting periods of the applicable options through the fiscal year ending March 31, 2004.

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:

                                                                                                   FISCAL YEAR ENDED
                                                                                                       MARCH 31,
                                                                                                  --------------------
                                                                                                    1998       1999
                                                                                                  ---------  ---------
Net sales.......................................................................................        100%       100%
Cost of sales...................................................................................         83         81
                                                                                                  ---------  ---------
Gross profit....................................................................................         17         19

Operating expenses:
  Marketing and sales...........................................................................        188         69
  Product development...........................................................................         61         12
  General and administrative....................................................................         99         35
                                                                                                  ---------  ---------
      Total operating expenses..................................................................        348        116
                                                                                                  ---------  ---------
Operating loss..................................................................................       (330)       (97)
Interest income (expense), net..................................................................          0          2
Provision for income taxes......................................................................          0         --
                                                                                                  ---------  ---------
Net loss........................................................................................       (330)%       (95)%
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------

FISCAL YEARS ENDED MARCH 31, 1998 AND 1999

    Our fiscal year runs from April 1 through March 31. We commenced offering products for sale on our Web site on October 1, 1997, and, accordingly, the fiscal year ended March 31, 1998 only includes a period of six months during which we were generating net sales and incurring expenses. Consequently, our net sales and expenses for the fiscal year ended March 31, 1999 have increased due to a full year of net sales generated and expenses incurred during such period as compared to six months of net sales and expenses incurred during the fiscal year ended March 31, 1998.

NET SALES

    Net sales consist of product sales to customers and charges to customers for outbound shipping and handling and gift wrapping and are net of product returns, promotional discounts and coupons. Net sales increased to $30.0 million for the fiscal year ended March 31, 1999 from $0.7 million for the fiscal year ended March 31, 1998 as a result of the significant growth of our customer base and an increase in repeat purchases from our existing customers, reflecting the relaunch of our Web site and the addition of new departments to our online store during the fall of 1998.

COST OF SALES

    Cost of sales consists primarily of the costs of products sold to customers, outbound and inbound shipping and handling costs, and gift wrapping costs. Cost of sales increased to $24.2 million for the fiscal year ended March 31, 1999 from $0.6 million for the fiscal year ended March 31, 1998. This $23.6 million increase was primarily attributable to our increased sales volume. We expect cost of sales to increase in future periods to the extent that our sales volume increases. Our gross profit margin increased to 19% of net sales for the fiscal year ended March 31, 1999 from 17% of net sales for the fiscal year ended March 31, 1998. This increase was primarily due to greater sales of higher margin products as a percentage of our overall net sales and improved purchasing. There can be no assurance that we will continue to achieve improved purchasing in future periods.

OPERATING EXPENSES

    MARKETING AND SALES. Marketing and sales expenses consist primarily of advertising and promotional expenditures, distribution facility expenses, including equipment and supplies, and payroll and related expenses for personnel engaged in marketing, customer service and distribution activities. Marketing and sales expenses increased to $20.7 million for the fiscal year ended March 31, 1999 from $1.3 million for the fiscal year ended March 31, 1998. This $19.4 million increase was primarily attributable to the expansion of our online and offline advertising, including a comprehensive print and television advertising campaign, as well as to increased personnel and related expenses required to implement our marketing strategy. In addition, due to a significant increase in our sales volume, we experienced higher distribution and customer service expenses, including an increased level of temporary staffing during the holiday season. Marketing and sales expenses as a percentage of net sales decreased to 69% for the fiscal year ended March 31, 1999 from 188% for the fiscal year ended March 31, 1998. Such expenses decreased significantly as a percentage of net sales during the fiscal year ended March 31, 1999 due to the significant increase in net sales during such period. We intend to continue to pursue an aggressive branding and marketing campaign and, therefore, expect marketing and sales expenses to increase significantly in absolute dollars in future periods. In addition, to the extent that our sales volume increases in future periods, we expect marketing and sales expenses to increase in absolute dollars as we expand our distribution facilities to accommodate such increases in sales volume.

    PRODUCT DEVELOPMENT. Product development expenses consist primarily of payroll and related expenses for merchandising, Web site development and information technology personnel, Internet access and hosting charges and Web content and design expenses. Product development expenses increased to $3.6 million for the fiscal year ended March 31, 1999 from $0.4 million for the fiscal year ended March 31, 1998. This $3.2 million increase was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of our online store and increasing the capacity of our systems that we use to process customers' orders and payments. Product development expenses as a percentage of net sales decreased to 12% for the fiscal year ended March 31, 1999 from 61% for the fiscal year ended March 31, 1998. Such expenses decreased significantly as a percentage of net sales during the fiscal year ended March 31, 1999 due to the significant increase in net sales during such period. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in absolute dollars.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. General and administrative expenses increased to $10.5 million for the fiscal year ended March 31, 1999 from $0.7 million for the fiscal year ended March 31, 1998. This $9.8 million increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel, and increased professional services expenses. General and administrative expenses as a percentage of net sales decreased to 35% for the fiscal year ended March 31, 1999 from 99% for the fiscal year ended March 31, 1998. Such expenses decreased significantly as a percentage of net sales during the fiscal year ended March 31, 1999 due to the significant increase in net sales during such period. We expect general and administrative expenses to increase in absolute dollars as we expand our staff and incur additional costs related to the growth of our business and being a public company. We further expect our general and administrative expenses to increase if the BabyCenter merger is completed due to the associated increase in personnel and expenses related to the integration of BabyCenter's operations with our operations. We do not currently have an estimate of this expected increase in general and administrative expenses because we have not yet developed a plan for integrating BabyCenter's operations with our operations. We are currently evaluating the potential integration opportunities as a result of the BabyCenter merger.

    In the fiscal year ended March 31, 1999, we recorded total deferred stock compensation of $44.7 million in connection with stock options granted during the period, including approximately $0.3 million which represents the fair value of options granted to non-employees during this period. Such amount is amortized to expense over the vesting periods of the applicable options, resulting in $5.8 million for the fiscal year ended March 31, 1999, which is included in general and administrative expenses. These amounts represent the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants.

    Amortization of deferred compensation expense for each of the next four fiscal years is expected to be as follows:

                                                                                    AMOUNT
                                  YEAR ENDED                                    (IN THOUSANDS)
------------------------------------------------------------------------------  --------------
March 31, 2000................................................................    $   10,806
March 31, 2001................................................................        10,806
March 31, 2002................................................................        10,798
March 31, 2003................................................................         6,564

GOODWILL AND INTANGIBLE ASSETS

    If the BabyCenter merger is completed, we will record a significant amount of goodwill, the amortization of which will significantly reduce our earnings and profitability for the foreseeable future. We expect to record goodwill of approximately $180.7 million, to be amortized over a five-year period. To the extent the amount of this recorded goodwill is increased or we do not generate additional sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired or be subject to earlier write-off. In such event, our net loss in any given period could be greater than anticipated and the market price of our stock could decline.

INTEREST INCOME (EXPENSE), NET

    Interest income (expense), net consists of earnings on our cash and cash equivalents, net of interest expense attributable to convertible notes in the approximate principal amount of $895,000. These convertible notes were subsequently converted into shares of preferred stock in December 1997. Net interest income increased to $0.5 million for the fiscal year ended March 31, 1999 from $3,000 for the fiscal year ended March 31, 1998. This $0.5 million increase was primarily attributable to earnings on higher average cash and cash equivalent balances during the fiscal year ended March 31, 1999.

INCOME TAXES

    As of March 31, 1999, we had $24.4 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2012. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Changes in the ownership of our common stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See Note 3 of Notes to Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly statement of operations data for the six quarters ended March 31, 1999. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                          QUARTER ENDED
                                          -----------------------------------------------------------------------------
                                           DEC. 31,     MARCH 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,
                                             1997          1998         1998         1998         1998         1999
                                          -----------  ------------  -----------  -----------  -----------  -----------
                                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $     530     $     157    $     381    $     608    $  22,910    $   6,059
Cost of sales...........................        438           130          311          496       18,201        5,238
                                          -----------  ------------  -----------  -----------  -----------  -----------
Gross profit............................         92            27           70          112        4,709          821
Operating expenses:
  Marketing and sales...................        444           658        1,370        2,372       10,611        6,365
  Product development...................        145           215          404          697          905        1,602
  General and administrative(1).........        234           312          462          703        3,180        6,140
                                          -----------  ------------  -----------  -----------  -----------  -----------
      Total operating expenses..........        823         1,185        2,236        3,772       14,696       14,107
                                          -----------  ------------  -----------  -----------  -----------  -----------
Operating loss..........................       (731)       (1,158)      (2,166)      (3,660)      (9,987)     (13,286)
Interest income (expense), net..........        (15)           18           (5)         277          166          104
Provision for income taxes..............         --             1           --           --            1           --
                                          -----------  ------------  -----------  -----------  -----------  -----------
Net loss................................  $    (746)    $  (1,141)   $  (2,171)   $  (3,383)   $  (9,822)   $ (13,182)
                                          -----------  ------------  -----------  -----------  -----------  -----------
                                          -----------  ------------  -----------  -----------  -----------  -----------

AS A PERCENTAGE OF NET SALES:
Net sales...............................        100 %         100 %        100 %        100 %        100 %        100 %
Cost of sales...........................         83            83           82           82           79           86
                                          -----------  ------------  -----------  -----------  -----------  -----------
Gross profit............................         17            17           18           18           21           14
Operating expenses:
  Marketing and sales...................         84           419          360          390           46          105
  Product development...................         27           137          106          115            4           26
  General and administrative(1).........         44           199          121          116           14          101
                                          -----------  ------------  -----------  -----------  -----------  -----------
    Total operating expenses............        155           755          587          620           64          233
                                          -----------  ------------  -----------  -----------  -----------  -----------
Operating loss..........................       (138)         (738)        (569)        (602)         (44)        (219)
Interest income (expense), net..........         (3)           12           (1)          46            1            2
Provision for income taxes..............         --             1           --           --           --           --
                                          -----------  ------------  -----------  -----------  -----------  -----------
Net loss................................       (141)%        (727)%       (570)%       (556)%        (43)%       (218)%
                                          -----------  ------------  -----------  -----------  -----------  -----------
                                          -----------  ------------  -----------  -----------  -----------  -----------

------------------------------
(1) Included in general and administrative expenses are $2,000, $43,700, $69,300, $1.51 million and $4.2 million related to the amortization expense of deferred compensation for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999,
    respectively.

    Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors. For example, during the quarter ended March 31, 1999, we experienced approximately $270,000 of inventory theft, which resulted in a 4% decrease in our gross profit margin for the quarter ended March 31, 1999 and a 1% decrease in our gross profit margin for fiscal 1998. We have begun undertaking a number of measures designed to address inventory theft, including the installation of enhanced security measures at our distribution facility. These measures may not successfully reduce or prevent inventory theft in future periods. If these measures are not successful, our gross profit margins and results of operations may be significantly below expectations in future periods.

    Other factors that may harm our business or cause our operating results to fluctuate include the following, many of which are outside of our control:

- our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;

- decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

- the mix of toys, video games, software, videos and music sold by us;

- seasonality;

- our inability to manage inventory levels or control inventory theft;

- our inability to manage our distribution operations;

- our inability to adequately maintain, upgrade and develop our Web site, systems that we use to process customers' orders and payments or our computer network;

- the ability of our competitors to offer new or enhanced Web sites, services or products;

- price competition;

- an increase in the level of our product returns;

- fluctuations in the demand for children's products associated with movies, television and other entertainment events;

- our inability to obtain popular children's toys, video games, software, videos and music from our vendors;

- fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music;

- the termination of existing or failure to develop new marketing relationships with key business partners;

- the extent to which we are not able to participate in advertising campaigns such as those conducted by Visa and Intel;

- increases in the cost of online or offline advertising;

- the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

- unexpected increases in shipping costs or delivery times, particularly during the holiday season;

- technical difficulties, system downtime or Internet brownouts;

- government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music; and

- economic conditions specific to the Internet, online commerce and the children's toy, video game, software, video and music industries.

    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

RESULTS OF OPERATIONS--BABYCENTER

    Since inception, BabyCenter has incurred significant operating losses. During the 12 months ended March 31, 1999, BabyCenter recorded net sales of approximately $4.8 million, primarily from sales of advertisment space and sponsorships with various companies and the online sale of baby products and supplies, and recorded a net loss of approximately $4.5 million. During the 12 months ended March 31, 1999, BabyCenter incurred total operating expenses of approximately $8.6 million, which consisted primarily of marketing and sales and technology and development expenses. At March 31, 1999, BabyCenter had working capital of approximately $7.8 million and a total accumulated deficit of approximately $5.6 million. It is expected that BabyCenter's marketing and sales and technology and development expenses will continue to increase in future periods.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through private sales of preferred stock which through March 31, 1999, totaled $48.7 million.

    Net cash used in operating activities was $23.9 million in the fiscal year ended March 31, 1999, and $2.1 million in the fiscal year ended March 31, 1998. Net cash used in operating activities for each of these periods primarily consisted of net losses as well as increases in inventories and prepaid expenses, partially offset by increases in accounts payable, accrued expenses and depreciation and amortization. The significant increase in working capital during the fiscal year ended March 31, 1999 was primarily due to significant growth in our operations.

    Net cash used in investing activities was $2.7 million in the fiscal year ended March 31, 1999, and $0.4 million in the fiscal year ended March 31, 1998. Net cash used in investing activities for each of these periods primarily consisted of leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

    Net cash provided by financing activities was $45.3 million in the fiscal year ended March 31, 1999, and $4.1 million in the fiscal year ended March 31, 1998. Net cash provided by financing activities during the fiscal year ended March 31, 1999 primarily consisted of proceeds of $44.8 million from the issuance of preferred stock.

    As of March 31, 1999 we had $20.2 million of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We plan to open an additional distribution facility during fiscal 1999, which may require us to purchase real estate or commit to additional lease obligations and to purchase equipment and install leasehold improvements.

    We entered into a marketing agreement with AOL, the leading Internet online service provider, in October 1997. This agreement established us as a provider of children's toy products featured on the AOL Network and AOL's Web site, aol.com. In addition, AOL agreed to prominently promote and advertise eToys on a non-exclusive basis in online areas controlled by AOL specified in the agreement. Furthermore, under the agreement, AOL has committed that AOL users will annually access the online areas promoting eToys a specified number of times. Over the 26-month term of the agreement, we are obligated to make minimum payments totaling $3.1 million to AOL, of which $1.1 million remained to be paid as of March 31, 1999. We have also agreed to offer for sale a substantial selection of children's products, to feature different children's products each week, to offer special deals to AOL users through the AOL online area, to provide children's toy products that are competitive in price and performance and to manage, operate and support such content and children's toy products. The agreement with AOL expires on December 31, 1999; however,

AOL may terminate the agreement earlier in the event we materially breach the agreement or in the event of bankruptcy or insolvency or similar adverse financial events specified in the agreement. Although there can be no assurance, we do not believe that there is any material risk that AOL would be able to terminate the agreement earlier than December 31, 1999 because of insolvency or any of the other specified adverse financial events.

    During the fiscal year ended March 31, 1999, we entered into a number of commitments for online and traditional offline advertising. As of March 31, 1999, our remaining commitments were $7.7 million, excluding amounts due under our agreement with AOL, which will be paid by March 31, 2000.

    We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

YEAR 2000

    Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and a third party that hosts our servers. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver orders to customers.

    We are in the process of reviewing the year 2000 compliance of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the summer of 1999. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and distribution functions, as well as monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

    We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services, which include software for use in our accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material negative impact on our corporate accounting functions and the operation of our Web site. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We have expensed amounts incurred in connection with year 2000 assessment since our formation through March 31, 1999. Such amounts have not been material. We expect this assessment process to be completed during the summer of 1999. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. We expect to complete any required remediation during the summer of 1999. At this time, the expenses associated with this assessment and potential remediation plan that may be incurred in the future cannot be determined; therefore, we have not developed a budget for these expenses. The failure of our software and computer systems and of our third-party suppliers to be year 2000 complaint would have a material adverse effect on us.

    The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

    At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance because we currently do not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business.

                                    BUSINESS

ETOYS

    We are a leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we are able to deliver a unique shopping experience to consumers. Our online store offers an extensive selection of competitively priced children's products, with over 9,500 SKUs representing more than 750 brands. Our Web site features detailed product information, helpful and useful shopping services and innovative merchandising through easy-to-use Web pages. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.

    As of March 31, 1999, we have sold children's products to approximately 365,000 customers, of which approximately 75,000 were added during the quarter ended March 31, 1999. Our net sales for the fiscal year ended March 31, 1999 totaled $30.0 million as compared to $0.7 million for the fiscal year ended March 31, 1998.

INDUSTRY OVERVIEW

ELECTRONIC COMMERCE

    The Internet is an increasingly significant medium for communication, information and commerce. International Data Corporation estimates that there were 97 million Web users worldwide at the end of 1998 and anticipates this number will grow to approximately 320 million users by the end of 2002. We believe that growth in Internet usage and online commerce is being fueled by a number of factors including:

- a large and growing installed base of personal computers in the workplace and home;

- advances in the performance and speed of personal computers and modems;

- improvements in network security, infrastructure and bandwidth;

- easier and cheaper access to the Internet; and

- the rapidly expanding availability of online content and commerce sites.

    The unique characteristics of the Internet provide a number of advantages for online retailers. Online retailers are able to "display" a larger number of products than traditional store-based or catalog retailers at a lower cost. In addition, online retailers are able to frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online retailers also benefit from the minimal cost to publish on the Web, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

TRADITIONAL CHILDREN'S PRODUCTS RETAIL INDUSTRY

    The market for children's products includes many categories, from traditional toys and books to video games and educational software. Toy Manufacturers of America, Inc. estimates that the domestic toy category alone had retail sales of approximately $23 billion in 1997. We believe that product categories such as children's video games, software, videos and music also represent significant market opportunities.

    Traditional store-based toy retailers include mass market retailers such as Toys R Us, Wal-Mart, Kmart and Target, as well as specialty chains such as Zany Brainy and Noodle Kidoodle. Mass market retailers tend to carry a deep selection of well-known brand name toys from leading vendors such as Mattel, Hasbro and LEGO. Specialty retailers generally carry a broader selection of specialty toy brands such as BRIO, PLAYMOBIL and Learning Curve. However, they do not typically have a significant selection of well-known brand name toys. As a result, we believe that no traditional store-based retailer currently offers an extensive product selection of both popular, well-known brand name toys and diverse, harder-to-find, specialty toys.

    We believe that traditional store-based retailers face a number of challenges in providing a satisfying shopping experience for consumers of children's products:

- The number of SKUs and the amount of product inventory that a traditional store-based retailer can carry in any one store is constrained by the physical space available in the store, thereby limiting selection for consumers.

- Limited shelf space and store layout constraints limit the merchandising flexibility of traditional store-based retailers. As a result, traditional retailers generally display products by brand, category or packaging. They cannot easily adjust or blend these merchandising strategies.

- Due to the significant cost of carrying inventory in multiple store locations, traditional store-based retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection.

- Traditional store-based retailers can only serve those customers who have convenient access to their stores. Traditional store-based retailers must open new stores to serve additional geographic areas, resulting in significant investments in inventory, leasehold improvements and the hiring and training of store personnel.

- Traditional store-based retailers face challenges in hiring, training and maintaining knowledgeable sales staff. This limits the level of customer service available to consumers.

    In addition, we believe that many consumers find the toy shopping experience, especially at traditional mass market retail outlets, to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the challenges of shopping with children.

THE ETOYS SOLUTION

    We are a leading Web-based retailer focused exclusively on children's products. Our online store is designed to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. Our exclusive focus on children's products and commitment to excellent customer service enable us to uniquely address the needs and desires of our customers. The key components of our solution include:

    CONVENIENT SHOPPING EXPERIENCE. Our online store provides customers with an easy-to-use Web site. It is available 24 hours a day, seven days a week and may be reached from the shopper's home or office. Our online store enables us to deliver a broad selection of products to customers in rural or other locations that do not have convenient access to physical stores. We also make the shopping experience convenient by categorizing our products into easy-to-shop departments. These include toys, video games, software, videos and music. Our advanced search technology makes it easy for consumers to locate products efficiently based on pre-selected criteria depending upon the department. For example, by using a quick keyword search or a sophisticated product search in our toy department, a customer can search by any combination of age, category, keyword or price.

    EXTENSIVE PRODUCT SELECTION AND INNOVATIVE MERCHANDISING. We offer a broad selection of children's products that would be economically or physically impractical to stock in a traditional store. We believe that we offer the largest selection of toys available on the Internet. We also believe we are the only retailer to provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty toy brands, such as BRIO, PLAYMOBIL and Learning Curve. In addition we offer a broad selection of children's video games, software, videos and music. We focus exclusively on children's products. Many of our brand name and specialty products are individually selected and tested to provide our customers with the highest quality products. In addition, the unique environment of the Internet enables us to dynamically adjust our merchandising strategy and product mix to respond to changing customer demand.

    HELPFUL AND USEFUL SHOPPING SERVICES. Through our online store, we offer helpful and useful services to assist our customers, who are generally adults purchasing for children. Many of these services are also designed to inform and involve children in the shopping experience. Our services include:

- PRODUCT REVIEWS AND RECOMMENDATIONS. To assist customers in selecting appropriate products, we provide regularly updated product recommendations through our PICKS OF THE MONTH, FAVORITES BY AGE, TOY BOX ESSENTIALS and our TWENTY UNDER $20 recommended list of affordable toys. In addition, we feature product reviews and lists of award-winning products from prominent parenting and family publications as well as from organizations solely dedicated to children's products, including the OPPENHEIM TOY PORTFOLIO, FAMILY FUN magazine, PARENTING magazine and DR. TOY.

- GIFT CENTER. We simplify gift shopping through our Gift Center. Here, consumers can obtain gift recommendations by age and get information on a variety of child-appropriate gift wrap styles and personalized message cards to accompany the gift. We also sell electronic gift certificates through our Gift Center.

- MY ETOYS. Through My eToys, we personalize the customer's shopping experience by offering the following services:

    - BIRTHDAY REMINDERS, in which we notify shoppers of a child's birthday three weeks in advance via e-mail and proactively offer age-appropriate gift recommendations;

    - WISH LISTS, in which parents and children can e-mail friends and family a list of a child's most desired toys, video games, software, videos and music; and

    - ADDRESS BOOK, in which we record the addresses of people to whom our customers send gifts so they do not need to re-enter the same addresses multiple times.

- IN-STOCK NOTIFICATION. If a product is out of stock, our customers can request that we e-mail them when the product is back in stock. We believe this service helps customers avoid extended store-to-store searches for hard-to-find products.

- PRODUCT NEWS. Our free monthly e-mail newsletter, THE ETOYS NEWS, delivers updates about new products and services and special offers to our customers.

    EXCELLENT CUSTOMER SERVICE. We provide free pre- and post-sales support via both e-mail and toll-free telephone service during extended business hours. Once an order is made, customers can view order-tracking information on our Web site or contact our customer service department to obtain the status of their orders and, when necessary, resolve order and product questions. Furthermore, the customer service area of our Web site contains extensive information for first-time and repeat visitors. These include helpful hints in searching for, shopping for, ordering and returning our products.

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BUSINESS STRATEGY

    Our objective is to be one of the world's leading retailers of children's products. Key elements of our strategy include:

    FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS. We intend to become the primary place for consumers to purchase children's products. Our online store is exclusively focused on children's products and offers an extensive selection of toys, video games, software, videos and music. We intend to enhance our product offerings by expanding into additional children's product categories, which will enable us to take advantage of our customer base, brand name, merchandising expertise and distribution capabilities.

    BUILD BRAND RECOGNITION. Through our advertising and promotional activities, we target purchasers of children's products, with a primary focus on mothers. We believe that mothers are the principal decision-makers for purchases of children's products and strongly influence the purchasing decisions of family and friends. We use offline and online marketing strategies to maximize customer awareness and enhance our brand recognition:

- OFFLINE ADVERTISING. We use offline advertising to promote both our brand name and specific merchandising opportunities. Our traditional advertising efforts have included print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. In October 1998, we initiated television advertising, including a national advertising campaign begun in November in which Visa co-promoted eToys in a holiday commercial. We plan to increase our use of traditional offline advertising in order to continue building our brand recognition.

- ONLINE ADVERTISING. We partner with major online portals and Internet service providers, parenting-related Web sites and children-oriented companies. Accordingly, we have entered into relationships with AOL, Children's Television Workshop and Moms Online. In addition, we advertise on the sites of major online portals, including Excite, Infoseek, Microsoft Network, Yahoo! and Lycos.

- DIRECT ONLINE MARKETING. As our customer base grows, we continue to collect significant data about our customers' buying preferences and habits in an effort to increase repeat purchases by existing customers. We intend to maximize the value of this information by delivering meaningful information and special offers to our customers via e-mail and other means. In addition, we use our in-house newsletter, THE ETOYS NEWS, to alert customers to important developments and merchandising initiatives.

    PURSUE WAYS TO INCREASE OUR NET SALES. We intend to pursue new opportunities to increase our net sales by:

- opening new departments on our Web site to expand into new children's product categories;

- increasing product selection in our existing departments;

- adding more services to My eToys to further personalize the customer experience;

- pursuing international market opportunities; and

- acquiring complementary businesses, products or technologies.

    PROMOTE REPEAT PURCHASES. We are focused on promoting customer loyalty and building repeat purchase relationships with our customers. To accomplish this strategy, we intend to effectively use direct marketing techniques targeted at existing customers, build features unique to each individual customer and continually strive to enhance our customer service.

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
    MAINTAIN OUR TECHNOLOGY FOCUS AND EXPERTISE. We intend to use our commerce platform to enhance our service offerings and take advantage of the unique characteristics of online retailing. To date, we have developed technologies and implemented systems to support secure and reliable online retailing. Among other technology objectives, we intend to develop features unique to each individual customer and to enhance the look-and-feel of our Web site. We also seek to continuously increase the efficiency of our relationships with product vendors and manufacturers and our distribution activities.

THE ETOYS ONLINE RETAIL STORE

    We designed our online retail store to be the primary place for consumers to purchase children's products. We believe our attractive, easy-to-use, online store offers consumers a unique and enjoyable shopping experience as compared to traditional store-based retailers. The look-and-feel of our Web site is playful and entertaining, and navigation is consistent throughout. A consumer shopping on our Web site can, in addition to ordering products, browse the different departments of our store, conduct targeted searches, view recommended products, visit our Gift Center, participate in promotions and check order status. In contrast to a traditional retail store, the consumer can shop in the comfort and convenience of his or her home or office.

OUR STORE DEPARTMENTS

    We categorize products into different departments, including toys, video games, software, videos and music. Within each department, products are organized by brand, such as Mattel and Hasbro, by category, such as games, plush toys and dolls, and by our recommendations, such as bestsellers and favorites. The following is a summary of each of these departments:

    TOYS. Since inception, we have focused on becoming the leading online retailer of quality children's toys. We believe that we offer the largest selection of toys available on the Internet. Through our toy department, we offer an extensive selection of toys. We believe that we are the only retailer of children's products to provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty toy brands, such as BRIO, PLAYMOBIL and Learning Curve. We select and test many of our toys before adding them to our online store collection.

    VIDEO GAMES. Through our video game department, we offer an extensive selection of game titles, including bestsellers and new releases, for the popular Sony PlayStation, Nintendo 64 and Game Boy platforms. We provide our own ratings for each video game with respect to content, language and level of violence. In addition, we sell video game hardware and recommended accessories.

    SOFTWARE. Through our children's software department, we offer a wide selection of software with an emphasis on educational titles. We organize our software into easy-to-use and understandable categories. We feature a variety of well-known classic and currently popular brands including Broderbund, Disney Interactive, Microsoft's Magic School Bus and Jumpstart.

    VIDEOS. Through our children's video department, we offer videos for children that are organized into easy-to-shop categories. We feature a variety of well-known titles from popular television series, including Barney, Blue's Clues, Dr. Seuss, Magic School Bus, Muppets, Peanuts, Rugrats, Teletubbies and Winnie the Pooh. We also feature award-winning independent releases.

    MUSIC. Through our children's music department, we offer an extensive assortment of children's music in both cassette and CD format. Unlike most retailers, we organize our children's music into different categories by subject. We feature a variety of popular children's music categories, including books on tape, Disney, educational, holiday, lullabies and bedtime, rock for

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kids, soundtracks, storytelling and Sesame Street. We also carry music from artists associated with independent labels. We listen to many of our music products in order to create helpful product descriptions and recommendations.

SHOPPING AT OUR STORE

    We believe that the sale of children's products over the Web can offer attractive benefits to consumers. These include enhanced selection, convenience, ease-of-use, depth of content and information, and competitive pricing. Key features of our online store include:

    BROWSING. Our Web site offers visitors a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed department names, the consumer moves directly to the home page of the desired department and can quickly view promotions and featured products. Customers can use a quick keyword search in order to locate a specific product. They can also execute more sophisticated searches based on pre-selected criteria depending upon the department. In addition, customers can browse our online store by hot-linking to specially designed pages dedicated to products from key national and specialty brands. Customers can also hot-link to pages featuring key product categories such as construction toys, just-for-girls software and movie soundtrack music.

    GETTING ANSWERS. One of the unique advantages of an Internet retail store is the ability to provide product information and editorial content. On our Web site customers can find detailed product information, including product descriptions, manufacturers' and merchants' age recommendations, product packaging, battery requirements, a list of accessories and related products that are available and product awards. We also provide editorial content for our customers through regularly updated product recommendations, including TOYBOX ESSENTIALS, FAVORITES BY AGE, PICKS OF THE MONTH and TWENTY UNDER $20. Furthermore, on our Web site we highlight award-winning products from prominent parenting and family publications as well as from organizations solely dedicated to children's products.

    FINDING A GIFT. In our Gift Center, consumers can obtain gift recommendations by age and get information on a variety of child-appropriate gift wrap styles and personalized message cards to accompany the gift. In addition, we offer a birthday reminder service, in which we notify shoppers of a child's birthday three weeks in advance via e-mail and proactively offer age-appropriate recommendations to help our busy shoppers. We also provide a children's wish list service, in which parents and children can e-mail friends and family a list of a child's most desired gifts. Furthermore, we sell electronic gift certificates through our Gift Center.

    SELECTING A PRODUCT AND CHECKING OUT. To purchase products, customers simply click on the "order now" button to add products to their virtual shopping cart. Customers can add and subtract products from their shopping cart as they browse around our store, prior to making a final purchase decision, just as in a physical store. Because we maintain a fully-integrated inventory system and stock each item we sell, we are able to notify customers in real-time whether a selected product is currently in stock. To execute orders, customers click on the "checkout" button and, depending upon whether the customer has previously shopped with us, are prompted to supply shipping details online. We also offer customers a variety of gift wrapping and shipping options during the checkout process. Prior to finalizing an order by clicking the "submit order" button, customers are shown their total charges along with the various options chosen at which point customers still have the ability to change their order or cancel it entirely.

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
    PAYING. To pay for orders, a customer must use a credit card, which is authorized during the checkout process, but which is charged when we ship the customer's items from our distribution facility. Our Web site uses a security technology that works with the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by our customers. Our system automatically confirms receipt of each order via e-mail within minutes and notifies the customer when we ship the order, which is typically within one to two business days for in-stock items. We also offer our customers a money-back return policy.

    GETTING HELP. From every page of our Web site, a customer can click on a "help" button to go to our customer service area. The customer service area of our Web site contains extensive information for first-time and repeat visitors. In this area, we assist customers in searching for, shopping for, ordering and returning our products as well as provide information on our low price guarantee, shipping charges and other policies. In addition, we provide customers with answers to the most frequently asked questions and encourage our visitors to send us feedback and suggestions via e-mail. Furthermore, customer service agents are available to answer questions about products and the shopping process during extended business hours via our toll-free number, which is displayed in the customer service area of our Web site.

MERCHANDISING

    We believe that the breadth and depth of our product selection, together with the flexibility of our online store and our range of helpful and useful shopping services, enable us to pursue a unique merchandising strategy. We provide an extensive selection of children's products. These include traditional mass market toys, specialty toys and a broad selection of related children's products, including video games, software, videos and music, that would be economically impractical to stock in a traditional store. We focus exclusively on children's products and we individually select and test many of the products in our online store to ensure quality. This level of product evaluation enables us to deliver valuable additional product information to our shoppers. For example, we are able to develop detailed and helpful descriptions and our own recommendations by age for many of the products in our online store.

    Unlike store-based retail formats, our online store provides us significant flexibility with regard to the organization and presentation of our product selection. Our easy-to-use Web site allows customers to browse our product selection by brand, age, product category and price, as well as by combinations of these attributes. For example, a customer can easily search for science-oriented toys designed for eight-year-old children or view all Barbie dolls and related accessories without consulting store personnel or walking multiple aisles within one or more traditional stores. Our online store enables us to dynamically adjust our product mix to respond to changing customer demand. In addition, our online store gives us flexibility in featuring or promoting specific toys without having to alter the physical layout of a store. For example, in connection with the new STAR WARS feature film, EPISODE I: THE PHANTOM MENACE, we were able to offer over 100 PHANTOM MENACE toys in a total collection of over 150 PHANTOM MENACE products. These new toys supplemented our existing assortment of classic STAR WARS merchandise consisting of over 40 classic STAR WARS toys in a total collection of over 80 STAR WARS products. Thus, with more than 250 new and classic STAR WARS products available, we were able to provide a one-stop Internet commerce destination designed to meet the needs of the most enthusiastic STAR WARS fans.

    To encourage purchases, we feature various promotions on a rotating basis throughout the store and continually update our online recommendations. We also actively create and maintain pages that are artistically designed to highlight the most prominent product brands we sell in our different departments. We believe this strategy provides us with an excellent opportunity to cross-sell a brand across our departments and promote impulse purchases by customers. Finally, our range of helpful and useful shopping services such as our Gift Center, our recommendations and

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
our TWENTY UNDER $20 feature enable us to display and promote our product selection in a flexible and targeted manner.

    We believe that our merchandising strategy provides a unique selling opportunity for our vendors. We are able to offer all our vendors access to purchasers of children's products regardless of the size or influence of the individual vendor.

MARKETING AND PROMOTION

    Our marketing and promotion strategy is designed to:

- build brand recognition;

- increase consumer traffic to our store;

- add new customers;

- build strong customer loyalty;

- maximize repeat purchases; and

- develop additional ways to increase our net sales.

    Through our advertising and promotions, we target adult purchasers of children's products, with a focus on mothers. We believe that mothers are the principal decision-makers in purchases of children's products and strongly influence children's products purchases by family and friends. Our advertising campaigns are designed to identify with a mother's toy shopping experience. We use offline and online marketing strategies to maximize customer awareness and enhance brand recognition. To accomplish this strategy, we have entered into relationships with AOL, Children's Television Workshop and Moms Online. Our marketing agreements generally provide for us to be the preferred online toy retailer on the sites of these providers specified in the agreements. We also generally have the right to place banner advertisements and integrated links to our store on specified children-related or other particular pages or through keyword searches. In addition, we advertise on the sites of major online portals, including Excite, Infoseek, Microsoft Network, Yahoo! and Lycos.

    We entered into a marketing agreement with AOL, the leading Internet online service provider, in October 1997. This agreement established us as a preferred AOL provider of children's toy products featured on the AOL Network and AOL's Web site, aol.com. In addition, AOL agreed to promote and advertise eToys on a non-exclusive basis in online areas controlled by AOL specified in the agreement. Furthermore, under the agreement, AOL has committed that AOL users will annually access the online areas promoting eToys a specified number of times. Over the 26-month term of the agreement, we are obligated to make minimum payments totaling $3.1 million to AOL, of which $1.1 million remained to be paid as of March 31, 1999. We have also agreed to offer for sale a substantial selection of children's products, to feature different children's products each week, to offer special deals to AOL users through the AOL online area, to provide children's toy products that are competitive in price and performance and to manage, operate and support such content and children's toy products. The agreement with AOL expires on December 31, 1999; however, AOL may terminate the agreement earlier in the event we materially breach the agreement or in the event of bankruptcy or insolvency or similar adverse financial events specified in the agreement. Although there can be no assurance, we do not believe that there is any material risk that AOL would be able to terminate the agreement earlier than December 31, 1999, because of insolvency or any of the other specified adverse financial events.

    We use traditional offline advertising, including print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. In October 1998, we initiated television advertising, including a national advertising campaign begun in November in which Visa co-promoted eToys in a holiday commercial.

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
    To direct traffic to our Web site, we have created inbound links that connect directly to our Web site from other sites. Potential customers can simply click on these links to become connected to our Web site from search engines and community and affinity sites. In addition, in order to increase exposure on the Internet and directly generate sales, we have an affiliates program. Under this program, we pay one of our registered affiliates a referral fee for any sale generated via their link to our Web site.

OPERATIONS

    We obtain products from a network of large and small vendors, manufacturers and distributors. We carry inventory of the products available for sale on our Web site. We currently conduct our distribution operations in an approximately 60,000 square-foot facility located in Commerce, California. Both the facility and the operations within it are operated solely by us. We send orders from our Web site to our distribution facility over a secure connection and an internally developed warehouse management system optimizes the pick, pack and ship process. Our warehouse management system provides the Web site with data on inventory receiving, shipping, inventory quantities and inventory location, which enables us to display information about the availability of the products on our Web site. Our warehouse management system also enables us to offer a variety of gift wrap choices, custom gift cards and custom to/from labels for each individual gift. In addition, we offer an order tracking service for our customers on our Web site.

    We offer three levels of shipping service: next day delivery, three-day delivery, and ground delivery. We have developed relationships with both United Parcel Service and the United States Postal Service to maximize our overall service level to all 50 states. Priority orders are flagged and expedited through our distribution processes. These capabilities are required due to the time-sensitive nature of the gifts that we deliver to our customers.

    On April 21, 1999, we entered into a warehouse and distribution agreement with Fingerhut Business Services, Inc. The agreement has an initial term of three years and can be renewed by us for three additional one-year terms. Pursuant to this agreement, Fingerhut will provide us warehouse and distribution services from its approximately 1,000,000 square foot warehouse and distribution facility located in Utah. The scope and cost of such services are to be mutually agreed upon by us and Fingerhut on a project by project basis. Fingerhut is not obligated under this agreement to perform any project requested by us, and we are not obligated to use any of Fingerhut's warehouse or distribution services. Prior to using Fingerhut's operations, we will link Fingerhut's warehouse management system with our Web site and management system so that we will obtain the same data from the Fingerhut distribution facility as we do from our own facility. We are currently developing the computer interface that will link our computer system with Fingerhut's warehouse computer system. We expect to complete our testing of the compatibility of these systems, including their Year 2000 readiness, by the end of September 1999.

    On May 10, 1999, we entered into an agreement with East Bowles, L.L.C. to lease an approximately 438,500 square-foot warehouse in Virginia. The lease has an initial term of approximately five years and can be renewed by us for two additional five-year terms. We currently plan to begin installing various improvements in 1999 and to begin warehouse operations in this facility in the fourth calendar quarter of 2000.

CUSTOMER SERVICE

    We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our customer service representatives are available from 6:00 a.m. to 11:00 p.m. Pacific Time, seven days a week to provide assistance via e-mail or telephone. We strive to answer all customer inquiries within 24 hours. Our customer service representatives handle questions about orders, assist customers in finding desired products and register customers' credit card information over the telephone. Our customer service representatives are a valuable source of

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
feedback regarding user satisfaction. We also use BizRate, an online market research company, to obtain monthly customer feedback. Our Web site also contains a customer service page that outlines store policies and provides answers to frequently asked questions.

OPERATIONS AND TECHNOLOGY

    We have implemented a broad array of scaleable site management, search, customer interaction, distribution services and systems that we use to process customers' orders and payments. These services and systems use a combination of our own technologies and commercially available, licensed technologies. The systems that we use to process customers' orders and payments are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing specialized software that is unique to our business. We use a set of applications for:

- accepting and validating customer orders;

- organizing, placing and managing orders with suppliers;

- receiving product and assigning it to customer orders; and

- managing shipment of products to customers based on various ordering criteria.

    Our systems have been designed based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our systems provide 24-hour-a-day, seven-day-a-week availability. Our system hardware is hosted at a third-party facility in Sunnyvale, California, which provides redundant communications lines and emergency power backup. We have implemented load balancing systems and our own redundant servers to provide for fault tolerance.

    We incurred product development expenses of $0.4 million in the fiscal year ended March 31, 1998 and $3.6 million in the fiscal year ended March 31, 1999. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our Web site. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to:

- adapt to rapidly changing technologies;

- adapt our services to evolving industry standards;

- continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace.

    Our failure to adapt to such changes would have a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by us to modify or adapt our services or infrastructure. This could have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATION

    We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, the Internet is increasingly popular. As a result, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide personal information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services.

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    We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market place. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

    In addition, because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each such state or foreign country. We are qualified to do business only in California. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in such jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

COMPETITION

    The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. Current and new competitors can enter our market with little difficulty and can launch new Web sites at a relatively low cost. In addition, the children's toy, video game, software, video and music retailing industries are intensely competitive.

    We currently or potentially compete with a variety of other companies, including:

- traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

- major discount retailers such as Wal-Mart, Kmart and Target;

- online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart and FAO Schwarz;

- physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

- catalog retailers of children's products;

- vendors of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;

- other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;

- Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

- various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

    We believe that the following are principal competitive factors in our market:

- brand recognition;

- selection;

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- convenience;

- price;

- speed and accessibility;

- customer service;

- quality of site content; and

- reliability and speed of order shipment.

    Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. In addition, larger, well-established and well-financed entities may join with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.

    Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors such as Toys R Us and Wal-Mart have significantly greater experience in selling children's toys, video games, software, videos and music products.

    Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs, may increase competition.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

INTELLECTUAL PROPERTY

    We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our services are made available online.

    We have licensed various proprietary rights to third parties. We attempt to ensure that these licensees maintain the quality of our brand. However, these licensees may nevertheless take actions that materially adversely affect the value of our proprietary rights or reputation. We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

    To date, we have not been notified that our technologies infringe the proprietary rights of third parties. However, there can be no assurance that third parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be

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increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, results of operations and financial condition.

EMPLOYEES

    As of March 31, 1999, we had 306 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

    Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom are bound by an employment agreement requiring service for any defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends in part upon our continued ability to attract, hire, train and retain highly qualified technical, sales and managerial personnel. Competition of such personnel is intense and there can be no assurance that we can retain our key personnel in the future.

FACILITIES

    Our corporate offices are located in Santa Monica, California, where we lease approximately 60,000 square feet under a lease that expires in July 2003. In addition, we lease approximately 60,000 square feet in Commerce, California for our distribution operations under a lease that expires in August 2003 and approximately 438,500 square feet in Pittsylvania County, Virginia for our distribution operations under a lease that expires in July 2004.

                              RECENT DEVELOPMENTS

THE BABYCENTER MERGER

    On April 18, 1999, we entered into a merger agreement to acquire BabyCenter. Under the merger agreement, a new subsidiary of ours will merge with BabyCenter so that BabyCenter becomes our wholly owned subsidiary. The following description sets forth the material terms of the merger agreement, the merger and related transactions. The description is qualified in its entirety by the merger agreement and related agreements, which are included as exhibits to the registration statement of which this prospectus forms a part.

    We will account for the merger using the purchase method of accounting. The merger is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code. At the closing of the merger, we will issue 16,708,886 shares of our common stock, subject to adjustment, in exchange for the 7,335,026 outstanding shares of BabyCenter capital stock. We will also reserve 2,011,114 shares of our common stock, subject to adjustment, for issuance upon exercise of the 882,858 BabyCenter options that we assume. The exchange ratio is approximately 2.28 shares of our common stock for each share of BabyCenter capital stock. The aggregate estimated purchase price is approximately $205 million. The purchase price is based on $11.00 per share of our common stock, which was the mid-point of our filing range at the announcement of the BabyCenter merger. Upon completion of the offering, the shares of our common stock to be issued and reserved for issuance in connection with the merger will constitute approximately 14% of our common stock.

    Each BabyCenter option we assume will continue to have, and be subject to, the same terms and conditions as set forth in the incentive stock plan of BabyCenter and the respective option agreements governing such option immediately prior to the merger, except that such option will be exercisable for shares of our common stock and the number of shares subject to the option and the exercise price will be adjusted to reflect the exchange ratio in the merger. As of March 31, 1999, BabyCenter had granted options with a weighted average exercise price equal to $1.34 per share. The BabyCenter options that we will assume generally vest at the rate of 1/4th of the total number of shares subject to the options 12 months after the date of grant, and 1/48th of the total number of shares each month thereafter.

    Under the merger agreement, BabyCenter made customary representations and warranties regarding such matters as its corporate good standing, capital structure, intellectual property ownership, pending litigation, assets and liabilities, employee relations, material contracts, tax good standing, compliance with laws and regulations and customers. We also made customary representations and warranties to BabyCenter regarding such matters as our corporate good standing, our authority to enter into the merger, the disclosures set forth in the registration statement of which this prospectus forms a part, and our compliance with laws and regulations.

    BabyCenter has agreed to indemnify us and each of our officers, directors and affiliates with respect to breaches of any representations, warranties, covenants or other agreements made by BabyCenter in the merger agreement. These indemnification obligations are subject to minimum threshold limitations specified in the merger agreement. To secure these indemnification obligations, 300,000 of the shares of our common stock to be issued to BabyCenter stockholders will be held in escrow for a period of six months after the closing of the merger.

    Upon consummation of the merger, BabyCenter's Chief Executive Officer, Matthew Glickman, will be appointed to our Board of Directors.

    The BabyCenter merger is subject to a number of closing conditions specified in the merger agreement, including governmental approval, approval of the merger by BabyCenter stockholders and other customary closing conditions. As a result, we cannot be certain that the BabyCenter merger will be completed.

    BabyCenter has agreed that its stockholders holding at least 95% of the shares of our common stock to be issued in the merger as well as BabyCenter optionees holding at least 85% of the shares to be issued upon exercise of BabyCenter options we assume in the merger will enter into lock-up agreements similar to those entered into by our directors, officers and securityholders. As a result, upon the closing of the merger, up to approximately 1,377,152 shares of our common stock to be issued in exchange for outstanding shares of BabyCenter capital stock and issuable upon exercise of BabyCenter options we assume will be immediately eligible for sale in the public market in accordance with the restrictions of Rule 144 under the Securities Act. The remaining 17,342,848 shares of our common stock to be issued in exchange for outstanding shares of BabyCenter capital stock and issuable upon exercise of BabyCenter options we assume in connection with the merger will be eligible for public sale in the public market beginning 180 days after the date of this prospectus, subject to the volume and other restrictions of Rule 144. See "Shares Eligible for Future Sale".

RECENT OPTION GRANTS

    In April and May 1999, we granted under our 1999 Stock Plan options to purchase an aggregate of 2,122,302 shares of our common stock at an exercise price of $11.00 per share. We granted most of these options to 67 new employees. The options granted in May 1999 have been considered to be compensatory. Deferred compensation associated with such options is $14.7 million. This amount will be amortized to expense on a straight-line basis over the four-year vesting periods of the applicable options through the fiscal year ending March 31, 2004.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth specific information regarding our executive officers and directors as of March 31, 1999:

NAME                              AGE                           POSITION(S)
----------------------------      ---      -----------------------------------------------------
Edward C. Lenk..............          37   President, Chief Executive Officer and Uncle of the
                                           Board
Steven J. Schoch............          40   Senior Vice President and Chief Financial Officer
John R. Hnanicek............          35   Senior Vice President and Chief Information Officer
Frank C. Han................          35   Senior Vice President of Product Development
Janine Bousquette...........          38   Senior Vice President of Marketing
Louis V. Zambello III.......          41   Senior Vice President of Operations
Peter C.M. Hart.............          48   Director
Tony A. Hung................          31   Director
Michael Moritz..............          44   Director
Daniel J. Nova..............          37   Director

    EDWARD C. LENK founded eToys and has served as our President, Chief Executive Officer and a Director since June 1997. In December 1998, he was appointed Uncle of the Board. Prior to founding eToys, from May 1994 to July 1996 Mr. Lenk was employed as Vice President of Strategic Planning at The Walt Disney Company, where he was responsible for strategic planning and new business development of Worldwide Attractions and Resorts. From May 1991 to May 1994, he was a Director of Strategic Planning at The Walt Disney Company. Mr. Lenk received a Bachelor of Arts SUMMA CUM LAUDE from Bowdoin College and a Masters in Business Administration, with distinction, from Harvard Business School.

    STEVEN J. SCHOCH has served as our Chief Financial Officer since January 1999. Prior to joining us, from December 1995 to January 1999, Mr. Schoch was Vice President and Treasurer of Times Mirror Company, a newspaper and magazine publishing company. He also served as Chief Executive Officer and President of a wholly owned subsidiary of Times Mirror Company dedicated to the reduction and containment of costs of the parent company. From March 1991 to October 1995, Mr. Schoch worked at The Walt Disney Company, most recently as Vice President, Treasurer--Euro Disney S.C.A. Mr. Schoch serves as a director of VDI Media. Mr. Schoch received a Bachelor of Science from Tufts University and a Masters in Business Administration from the Amos Tuck School of Business Administration at Dartmouth College.

    JOHN R. HNANICEK has served as our Chief Information Officer since December 1998. Prior to joining us, from October 1996 to December 1998, he was employed as Senior Vice President of Information Systems for Hollywood Entertainment, Inc., a nationwide retail video chain. From January 1996 to October 1996, Mr. Hnanicek served as Chief Information Officer for Homeplace, Inc., a home furnishings chain. From 1990 to 1995, he served as Senior Vice President of Information Systems and Logistics at OfficeMax, Inc., a retail office supply outlet. Mr. Hnanicek holds a Bachelor of Science in Computer Science and Accounting from Cleveland State University.

    FRANK C. HAN has served as our Senior Vice President of Product Development since January 1999. From February 1997 to January 1999, Mr. Han was our Chief Operating Officer and Vice President of Finance. Prior to joining us, Mr. Han worked at Union Bank of California, serving as Vice President of Interactive Markets from January 1995 to February 1997 and as Director of Strategic Planning from 1993 to 1995. Mr. Han received a Bachelor of Science CUM LAUDE from Yale University and a Masters in Business Administration from the Stanford Graduate School of Business.

    JANINE BOUSQUETTE has served as our Senior Vice President of Marketing since May 1999. Prior to joining us, from 1995 to May 1999, Ms. Bousquette worked at PepsiCo Inc., a manufacturer of soft drinks, juices and snackfoods, serving most recently as Vice President of Marketing and also serving as Vice President of Marketing for the Flavor Brands. From 1982 to 1995, Ms. Bousquette worked in brand management at The Procter & Gamble Company, a manufacturer of consumer products, serving most recently as Senior Marketing Director. Ms. Bousquette received a Bachelor of Arts PHI BETA KAPPA from the University of Michigan.

    LOUIS V. ZAMBELLO III has served as our Senior Vice President of Operations since December 1998. Prior to joining us, from 1984 to 1998, he held a variety of positions at L.L. Bean, Inc., an outdoor retailer. Most recently, Mr. Zambello served as Senior Vice President of Operations and Creative from June 1998 to December 1998, as Senior Vice President of Operations from December 1993 to June 1998, as Vice President of Merchandise Services and Manufacturing from December 1991 to August 1993 and in a variety of other positions since 1984. Mr. Zambello received a Bachelor of Arts MAGNA CUM LAUDE from Cornell University and a Masters in Business Administration from Harvard Business School.

    PETER C.M. HART has served as a Director of eToys since October 1997. Since January 1999, Mr. Hart has been a Managing Partner of Wildkin LLC, a distributor of toys. Since November 1997, he has served as a business advisor to EdUsa, a company that provides language instruction over the Internet. From 1983 to 1997, he held a variety of positions at Ross Stores, Inc., an apparel retailer, most recently as a Senior Vice President managing warehousing, distribution and MIS operations. Previously, Mr. Hart was a Business Systems Analyst at Joseph Magnin Department Store in San Francisco and at Rediffusion in Buckinghamshire, England. Mr. Hart is a member of the Audit Committee of the Board of Directors.

    TONY A. HUNG has served as a Director of eToys since December 1997. Since 1997, he has been a Vice President of DynaFund Ventures, a venture capital partnership. Previously, Mr. Hung held a variety of positions at The Walt Disney Company, serving as Manager of Corporate Strategic Planning from 1996 to 1997, as Manager of Television and Telecommunications from 1995 to 1996, and as Senior Analyst in the Corporate Treasury department from 1992 to 1995. Mr. Hung serves on the boards of directors of a number of private companies. Mr. Hung holds a Bachelor of Arts from Harvard University and a Masters in Business Administration from The Anderson School at University of California at Los Angeles. Mr. Hung is a member of the Audit Committee of the Board of Directors.

    MICHAEL MORITZ has served as a Director of eToys since June 1998. He has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Sequoia Capital provided the original venture capital financing to companies such as Cisco Systems Inc., LSI Logic Corporation, Linear Technology Corporation, Microchip Technology Inc. and International Network Services. Mr. Moritz serves as a director of Yahoo! Inc. and Flextronics International Ltd., as well as several private companies. Mr. Moritz received a Master of Arts degree from Oxford University and a Masters in Business Administration from the Wharton School at the University of Pennsylvania. Mr. Moritz is a member of the Compensation Committee of the Board of Directors.

    DANIEL J. NOVA has served as a Director of eToys since June 1998. Since August 1996, Mr. Nova has served as a general partner of Highland Capital Partners, a venture capital firm. Previously, he was a general partner of CMG@Ventures from January 1995 to August 1996 and a Senior Associate at Summit Partners from June 1991 to January 1995. Mr. Nova is a director of Lycos, Inc., an online portal, and several private companies. Mr. Nova received a Bachelor of Science in Computer Science and Marketing with honors from Boston College and a Masters in Business Administration from Harvard Business School. Mr. Nova is a member of the Audit and Compensation Committees of the Board of Directors.

    Our Board of Directors currently consists of five members with two vacancies. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified.

    Our executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

    If the BabyCenter merger is completed, Matthew N. Glickman will be appointed to our Board of Directors. Matthew N. Glickman co-founded BabyCenter and has served as its Chief Executive Officer and its director since October 1996. Prior to founding BabyCenter, he served as Product Manager for Intuit Inc.'s Quicken personal finance software product and in other product management roles at Intuit from July 1993 to October 1996. He previously served as a consultant at Bain and Company. Mr. Glickman received a Bachelor of Arts, Phi Beta Kappa, from Amherst College, a Master of Arts in Educational Policy from the Stanford School of Education, and a Masters in Business Administration from the Stanford Graduate School of Business. As of March 31, 1999, Mr. Glickman was 33 years old.

BOARD COMMITTEES

    Our Board of Directors established the Compensation Committee in December 1998 and the Audit Committee in February 1999. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of our Compensation Committee of the Board of Directors are currently Mr. Moritz and Mr. Nova, neither of whom has ever been an officer or employee of eToys. Prior to establishing the Compensation Committee in December 1998, the Board of Directors as a whole performed the functions delegated to the Compensation Committee.

DIRECTOR COMPENSATION

    Our directors do not currently receive any cash compensation from us for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board and Committee meetings. Under our 1997 Stock Plan, nonemployee directors are eligible to receive stock option grants and stock purchase rights at the discretion of the Board of Directors or other administrator of the plan. Under our 1999 Directors' Stock Option Plan, non-employee directors are eligible to receive automatic stock option grants upon their initial appointment and at each of our annual stockholders meetings. See "--Stock Plans". In September 1997 the Board of Directors granted Mr. Hart an option to purchase 300,000 shares of common stock at $0.005 per share in connection with his appointment as a member of the Board of Directors. 1/4th of the shares vested upon June 15, 1998 and 1/48th of the total number of shares vest monthly from and after June 15, 1998. From January 1998 to June 1998, Mr. Hart provided us consulting services. In connection with these services, Mr. Hart received aggregate payments of $39,000, reimbursement of his expenses and an option to purchase 63,000 shares of common stock at $0.033 per share. This option, which vested at the rate of 1/6th per month commencing upon February 1, 1998, is fully vested.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation received for services rendered to eToys during the fiscal years ended March 31, 1998 and March 31, 1999 by our Chief Executive Officer and our four other executive officers who earned more than $100,000 during the fiscal year ended March 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                       ANNUAL COMPENSATION                 --------------
                                        -------------------------------------------------    SECURITIES
NAME AND PRINCIPAL                                                     OTHER ANNUAL          UNDERLYING           ALL OTHER
  POSITION                 FISCAL YEAR   SALARY($)    BONUS($)        COMPENSATION($)        OPTIONS(#)        COMPENSATION($)
-------------------------  -----------  -----------  -----------  -----------------------  --------------  -----------------------
Edward C. Lenk ..........        1998      105,000       --                 --                3,000,000              --
  President and Chief            1997       76,250       --                 --                   --                  --
  Executive Officer
Louis V. Zambello                1998       50,000       28,750             --                  825,000              --
  III(1) ................
  Senior Vice President
  of Operations
John R. Hnanicek(2) .....        1998       37,500       15,000             --                  600,000              --
  Senior Vice President
  and Chief Information
  Officer
Steven J. Schoch(3) .....        1998       20,833        4,167             --                  750,000              --
  Senior Vice President
  and Chief Financial
  Officer
Frank C. Han ............        1998       93,750       10,000             --                  825,750              --
  Senior Vice President          1997       65,833       --                 --                   --                  --
  of Product Development

------------------------------

(1) Louis V. Zambello III became Senior Vice President of Operations in December 1998. On an annual basis, Mr. Zambello's salary would have been $200,000. Mr. Zambello is entitled to a bonus of $115,000 which vests monthly over the first year of his employment; the amount in the table reflects the portion of his bonus that vested in fiscal 1998.

(2) John R. Hnanicek became Senior Vice President and Chief Information Officer in December 1998. On an annual basis, Mr. Hnanicek's salary would have been $150,000. Mr. Hnanicek was paid a bonus of $60,000 which vests monthly over the first year of his employment; the amount in the table reflects the portion of his bonus that vested in fiscal 1998.

(3) Steven J. Schoch became Senior Vice President and Chief Financial Officer in January 1999. On an annual basis, Mr. Schoch's salary would have been $125,000. Mr. Schoch is entitled to a bonus of $25,000 which vests monthly over the first year of his employment; the amount in the table reflects the portion of his bonus that vested in fiscal 1998.

    We did not pay to our Chief Executive Officer or any named executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended March 31, 1998. We do not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any named executive officer under which benefits are determined primarily by final compensation and years of service.

OPTION GRANTS

    The following table provides summary information regarding stock options granted to our Chief Executive Officer and our four other highest compensated executive officers during the fiscal year ended March 31, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                          --------------------------------------------------------  POTENTIAL REALIZABLE VALUE AT
                           NUMBER OF    PERCENT OF                                  ASSUMED ANNUAL RATES OF STOCK
                          SECURITIES   TOTAL OPTIONS                                PRICE APPRECIATION FOR OPTION
                          UNDERLYING    GRANTED IN                                             TERM(3)
                            OPTIONS     FISCAL 1998   EXERCISE PRICE   EXPIRATION   ------------------------------
NAME                      GRANTED(#)      (%)(1)       ($/SHARE)(2)       DATE            5%             10%
------------------------  -----------  -------------  ---------------  -----------  --------------  --------------
Edward C. Lenk..........   3,000,000(4)       21.25%     $   0.143       10/21/08   $   43,279,730  $   68,915,737
Louis V. Zambello III...     825,000(5)        5.84          1.667       12/31/08        9,854,812      15,692,141
John R. Hnanicek........     600,000(5)        4.25          1.667       12/31/08        7,167,136      11,412,466
Steven J. Schoch........     750,000(6)        5.31          3.333        1/31/09        6,922,802      11,023,405
Frank C. Han............     825,000(4)        5.84          0.143       10/21/08       11,901,925      18,951,827
                                 750(7)        0.01          2.833        1/31/09            7,533          11,996

------------------------------

(1) We granted options for an aggregate of 14,116,650 shares to our employees and consultants under the 1997 Stock Plan and the 1999 Stock Plan during the fiscal year ended March 31, 1999. See "Stock Plans".

(2) Options were granted at an exercise price equal to the fair market value of the common stock, as determined by the Board of Directors on the date of grant.

(3) The potential realizable value is calculated assuming the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

(4) The options become exercisable at the rate of 1/4th of the total number of shares on October 21, 1999 and 1/48th of the total number of shares monthly from and after October 21, 1999.

(5) The options are immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on December 31, 1999 and 1/48th of the total number of shares monthly from and after December 31, 1999.

(6) The option is immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on January 31, 2000 and 1/48th of the total number of shares monthly from and after January 31, 2000.

(7) The option is immediately exercisable.

OPTION EXERCISES AND HOLDINGS

    The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by our Chief Executive Officer and our four other highest compensated executive officers as of March 31, 1999.

                         FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                                                     VALUE OF UNEXERCISED IN-THE-
                                                          UNDERLYING UNEXERCISED      MONEY OPTIONS AT MARCH 31,
                                                       OPTIONS AT MARCH 31, 1999(1)           1999(1)(2)
                                                       ----------------------------  ----------------------------
NAME                                                   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------------------------------------  ------------  --------------  ------------  --------------
Edward C. Lenk(3)....................................           --      3,000,000             --    $ 26,570,000
Louis V. Zambello III(4).............................      825,000             --     $6,050,000              --
John R. Hnanicek(4)..................................      600,000             --      4,400,000              --
Steven J. Schoch(5)..................................      750,000             --      4,250,000              --
Frank C. Han(6)......................................          750        825,000          4,625       7,306,750

------------------------------

(1) No options were exercised as of the completion of the fiscal year ended March 31, 1999.

(2) Based on the estimated fair market value of $9.00 for our common stock on March 31, 1999.

(3) The option becomes exercisable at the rate of 1/4th of the total number of shares on October 21, 1999 and 1/48th of the total number of shares monthly from and after October 21, 1999.

(4) The options are immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on December 31, 1999 and 1/48th of the total number of shares monthly from and after December 31, 1999.

(5) The option is immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on January 31, 2000 and 1/48th of the total number of shares monthly from and after January 31, 2000.

(6) Mr. Han holds an immediately exercisable option to purchase 750 shares. Mr. Han holds a second option to purchase 825,000 shares which becomes exercisable at the rate of 1/4th of the total number of shares on October 21, 1999 and 1/48th of the total number of shares monthly from and after October 21, 1999.

STOCK PLANS

    1999 STOCK PLAN. The Board of Directors adopted our 1999 Stock Plan in February 1999 and our stockholders approved it in March 1999. We have reserved a total of 24,800,000 shares of common stock for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 5,200,000 shares, 3.0% of our outstanding common stock on the last day of the immediately preceding fiscal year or such lesser number of shares as the Board of Directors determines. As of March 31, 1999, options to purchase 1,536,300 shares of common stock with a weighted average exercise price equal to $8.900 have been granted, none of which have been exercised.

    The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, consultants and nonemployee directors, of stock purchase rights and nonstatutory stock options. If an optionee would have the right in any calendar year to exercise for the first time incentive stock options for shares having an aggregate fair market value (under all of our plans and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. Unless terminated earlier, the 1999 Stock Plan will terminate in February 2009.

    The 1999 Stock Plan may be administered by the Board of Directors or a committee of the Board, each known as the "administrator". The Board of Directors currently administers the 1999 Stock Plan. The administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or stock purchase right, the exercise or purchase price, and the term and exercisability of options. The administrator may grant an individual employee options or stock purchase rights under the 1999 Stock Plan during any one fiscal year to purchase a maximum of 9,000,000 shares. The exercise price of all incentive stock options granted under the 1999 Stock Plan generally must be at least equal to the fair market value of our common stock on the date of grant. The administrator has the authority to grant nonstatutory stock options and stock purchase rights at prices below fair market value, although the exercise price of such awards granted to our Chief Executive Officer or our four other most highly compensated officers will generally equal at least 100% of the fair market value of the common stock on the date of grant. Payment of the purchase price of options and stock purchase rights may be made in cash or other consideration as determined by the administrator.

    Generally, options granted under the plan have a term of ten years and are nontransferable. The administrator may grant nonstatutory stock options with limited transferability rights in circumstances specified in the 1999 Stock Plan. The administrator determines the vesting terms of options and stock issued pursuant to stock purchase rights. We expect that options and stock purchase rights granted under the 1999 Stock Plan generally will vest at the rate of 1/4th of the total number of shares subject to the options or stock purchase rights 12 months after the date of grant, and 1/48th of the total number of shares each month thereafter.

    In the event that we are acquired by another company, we expect that awards outstanding under the 1999 Stock Plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, the vesting of outstanding options and stock issued pursuant to stock purchase rights will accelerate in full prior to consummation of the transaction. If we are acquired pursuant to a transaction in which outstanding awards are assumed or substituted by our acquiror and a participant holding an assumed or substituted award is involuntarily terminated within 24 months following the acquisition, the vesting of any award held by such person would accelerate in full immediately prior to the date of his or her termination.

    The Board has the authority to amend or terminate the 1999 Stock Plan as long as such action does not materially and adversely affect any outstanding option and provided that stockholder approval for any amendments to the 1999 Stock Plan shall be obtained to the extent required by applicable law.

    1997 STOCK PLAN. The Board of Directors adopted and our stockholders approved our 1997 Stock Plan in March 1997. We have reserved a total of 17,400,000 shares of common stock for issuance under the 1997 Stock Plan. As of March 31, 1999, options to purchase 1,886,136 shares of common stock with a weighted average exercise price of $0.035 had been exercised and options to purchase a total of 13,391,376 shares at a weighted average exercise price of $0.757 per share were outstanding. As of March 31, 1999, 2,122,488 shares remained available for future issuance under the 1997 Stock Plan. However, the Board has determined that all future grants to employees and consultants will take place under our 1999 Stock Plan and therefore any shares remaining available for issuance under the 1997 Stock Plan as of the date of this offering will be returned to our authorized but unissued capital stock and will not be available for future grant. Shares returning to the 1997 Stock Plan upon cancellation of outstanding options may be made subject to future grant after the date of this offering. Unless terminated earlier, the 1997 Stock Plan will terminate in March 2007.

    The terms of options and stock purchase rights issued under the 1997 Stock Plan are generally the same as those which may be issued under the 1999 Stock Plan, except with respect to the following features. The 1997 Stock Plan does not impose an annual limitation on the number of shares subject to options or stock purchase rights which may be issued to any individual employee. Nonstatutory stock options or stock purchase rights granted under the 1997 Stock Plan are nontransferable in all cases and must generally be granted with an exercise price or purchase price equal to at least 85% of the fair market value of the common stock on the date of grant.

    In the event that we are acquired by another company, we expect that awards outstanding under the 1997 Stock Plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, the vesting of outstanding options and stock issued pursuant to stock purchase rights will accelerate in full prior to consummation of the transaction. If we are acquired pursuant to a transaction in which outstanding awards are assumed or substituted by our acquiror and a participant holding an assumed or substituted award is involuntarily terminated within 24 months following the acquisition, the vesting of any award held by such person would accelerate in full immediately prior to the date of his or her termination.

    BABYCENTER, INC. 1997 STOCK PLAN. In connection with the BabyCenter merger, we will assume the outstanding options issued under the BabyCenter, Inc. 1997 Stock Plan. We expect that options outstanding under the BabyCenter plan will, upon closing of the merger, become options to purchase an aggregate of 2,011,114 shares of our common stock, subject to adjustment. The terms of the BabyCenter options are similar to the terms of options issuable under our 1999 Stock Plan, except that if we were acquired, such options would terminate if not assumed, or equivalent options substituted, by our acquiror.

    1999 DIRECTORS' STOCK OPTION PLAN. The Board of Directors adopted our 1999 Directors' Stock Option Plan in February 1999 and our stockholders approved it in March 1999. We have reserved a total of 600,000 shares of common stock for issuance under the 1999 Directors' Stock Option Plan. The 1999 Directors' Stock Option Plan becomes effective upon the effective date of this offering and, unless terminated earlier, it terminates in February 2009. As of the date of this offering, no options to purchase shares of common stock have been issued under the 1999 Directors' Stock Option Plan. The 1999 Directors' Stock Option Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent that conflicts of interest arise, we expect they will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest.

    The 1999 Directors' Stock Option Plan provides that each person who becomes a nonemployee director after the date of this offering will be granted a nonstatutory stock option to purchase 60,000 shares of common stock on the date on which the optionee first becomes a nonemployee director. In addition, on the date of each annual meeting of stockholders, each nonemployee director will automatically be granted an additional option to purchase 15,000 shares of common stock if, on such date, he or she has served on our Board of Directors for at least six months. All options granted under the 1999 Directors' Stock Option Plan shall have an exercise price equal to 100% of the fair market value of the common stock as of the date of grant and will be vested and exercisable in full immediately upon grant. Options granted under the 1999 Directors' Stock Option Plan are nontransferable.

    A nonemployee director who ceases to serve as a director for any reason other than death or disability has 90 days after the date he or she ceases to be a director to exercise options granted under the 1999 Directors' Stock Option Plan. To the extent that he or she does not exercise an option within such 90 day period, the option will terminate. If a director's service on our Board of Directors terminates as a result of his or her death or disability, the director or the director's estate will have the right to exercise an option for 12 months following such termination date. Options granted under the 1999 Directors' Stock Option Plan have a term of ten years.

    In the event that we are acquired by another company, we expect that awards outstanding under the 1999 Directors' Stock Option Plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, all outstanding awards under the 1999 Directors' Stock Option Plan would terminate to the extent not previously exercised upon consummation of the acquisition. The Board of Directors may amend or terminate the 1999 Directors' Stock Option Plan at any time as long as such action does not adversely affect any outstanding option and stockholder approval for any amendments is obtained to the extent required by applicable law.

    1999 EMPLOYEE STOCK PURCHASE PLAN. The Board of Directors adopted our 1999 Employee Stock Purchase Plan in February 1999 and our stockholders approved it in March 1999. We have reserved a total of 1,000,000 shares of common stock for issuance under the 1999 Employee Stock Purchase Plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 620,000 shares, 0.5% of our outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors shall determine. The 1999 Employee Stock Purchase Plan becomes effective upon the date of this offering and, unless terminated earlier by the Board of Directors, it will terminate in February 2019.

    The 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. This plan consists of a series of overlapping offering periods of 24 months' duration. The initial offering period is expected to commence on the date of this offering and end on April 30, 2001 and the initial purchase period is expected to begin on the date of this offering and end on October 31, 1999. A new 24-month offering period will begin upon the closing of the BabyCenter merger, and additional offering periods will begin on May 1 and November 1 of each year during the term of the plan. The Board of Directors has the authority under the plan to set new offering or purchase periods.

    The Board of Directors or a committee appointed by the Board of Directors will administer the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. In circumstances specified in the 1999 Employee Stock Purchase Plan, the purchase price may be adjusted during an offering period to avoid our incurring adverse accounting charges. Our employees, including officers and employee directors, are eligible to participate in the 1999 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months per year. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time, and participation ends automatically on termination of employment. If the fair market value of the common stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in the 1999 Employee Stock Purchase Plan shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new 24-month offering period beginning on the first business day following the purchase date.

    The 1999 Employee Stock Purchase Plan limits the number of stock purchase rights that can be granted to any single employee. An employee cannot be granted rights to purchase stock under this plan if his or her rights accrue at a rate which exceeds $25,000 worth of stock in any calendar year. In addition, no employee may purchase more than 9,000 shares of common stock during any one purchase period (equivalent to a maximum of 36,000 shares over a 24-month offering period).

    In the event that we are acquired by another company, the 1999 Employee Stock Purchase Plan provides that each right to purchase stock will be assumed or equivalent rights substituted by our acquiror. If an acquiror did not agree to assume or substitute stock purchase rights, the offering period then in progress would be shortened and a new exercise date occurring prior to consummation of the acquisition would be set. The Board of Directors has the power to amend or terminate the 1999 Employee Stock Purchase Plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the Board of Directors may amend or terminate the 1999 Employee Stock Purchase Plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

- any breach of their duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions;
  or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

    We have entered into agreements to indemnify our directors and executive officers in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of eToys, any subsidiary of eToys or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    In June 1997, we sold 7,500,000 shares of common stock to Edward C. Lenk at $0.005 per share in exchange for $18,750 in cash and a promissory note in the principal amount of $18,750. The note is full recourse and secured by 3,750,000 of Mr. Lenk's shares. 3,750,000 of Mr. Lenk's shares are subject to a repurchase option in our favor. In the event of the termination of his employment, our repurchase option enables us to repurchase a specific number of Mr. Lenk's shares at $0.005 per share. Our repurchase option lapses over four years according to the following schedule: 1/4th of such shares were released from our repurchase option on December 1, 1997, and 1/48th of such total are released from our repurchase option monthly from and after December 1, 1997 until December 1, 2000. In addition, all shares are immediately released from our repurchase option upon a change of control. This offering will not constitute such a change of control.

    In October 1998, we issued Mr. Lenk an option to purchase 3,000,000 shares of common stock at $0.143 per share. The option vests over four years according to the following schedule: 1/4th of the shares vest on October 21, 1999 and 1/48th of the total number of shares vest monthly from and after October 21, 1999 until October 21, 2002. This option expires on October 21, 2008.

    In June 1997, we sold 2,500,002 shares of common stock to Frank C. Han at $0.005 per share in exchange for $6,250 in cash and a promissory note in the principal amount of $6,250. The note is full recourse and secured by 1,250,001 of Mr. Han's shares. 1,250,001 of Mr. Han's shares are subject to a repurchase option in our favor. In the event of the termination of his employment, our repurchase option enables us to repurchase a specific number of Mr. Han's shares at $0.005 per share. Our repurchase option lapses over four years according to the following schedule: 1/4th of such shares were released from our repurchase option on February 1, 1998, and 1/48th of such total are released from our repurchase option monthly from and after February 1, 1998 until February 1, 2001. In addition, all shares are immediately released from our repurchase option upon a change of control. This offering will not constitute such a change of control.

    In October 1998, we issued Mr. Han an option to purchase 825,000 shares of common stock at $0.143 per share. The option vests over four years according to the following schedule: 1/4th of the shares vest on October 21, 1999 and 1/48th of the total number of shares vest monthly from and after October 21, 1999 until October 21, 2002. This option expires on October 21, 2008. In January 1999, we issued Mr. Han a fully vested option to purchase 750 shares of common stock at $2.833 per share. This option expires on January 31, 2009.

    In September 1997 we issued Peter C.M. Hart a stock option to purchase 300,000 shares of common stock at $0.005 per share. The option vests over four years according to the following schedule: 1/4th of the shares subject to the option vested on June 15, 1998 and 1/48th of the total have vested monthly from and after June 15, 1998 until June 15, 2001. This option expires on September 29, 2007. In September 1997, we sold Mr. Hart a promissory note in the amount of $20,000 and a warrant to purchase 48,387 shares of preferred stock at $0.207 per share. The note converted into 98,817 shares of preferred stock in December 1997 and Mr. Hart exercised the warrant in full in March 1999. Mr. Hart was appointed a Director in October 1997. In December 1997, we sold Mr. Hart 98,817 shares of preferred stock at $0.207 per share. From January 1998 to June 1998, Mr. Hart provided us part-time consulting services. In connection with these services, in February 1998 we issued Mr. Hart a stock option to purchase 63,000 shares of common stock at $0.033 per share. This option vested over six months according to the following schedule: 1/6th of the shares subject to this option vested monthly from and after February 1, 1998 until July 1, 1998. This option expires on February 5, 2008.

    In December 1998, we entered into an Offer Letter with John R. Hnanicek, our Chief Information Officer. The agreement entitles Mr. Hnanicek to a salary of $150,000 per year and a signing bonus of $60,000 which vests monthly over the first year of his employment. In December 1998, we granted Mr. Hnanicek an option to purchase 600,000 shares of common stock at $1.667 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor. In the event of the termination of Mr. Hnanicek's employment, our repurchase option enables us to repurchase a specific number of his shares at $1.667 per share. Our repurchase option lapses over four years according to the following schedule: 1/4th of the shares will be released from our repurchase option on December 31, 1999 and 1/48th of the total number of shares will be released from our repurchase option monthly from and after December 31, 1999 until December 31, 2002. If Mr. Hnanicek is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall be released from our repurchase option. If Mr. Hnanicek is terminated without cause during his first six to 12 months of employment, an additional 1/48th of such shares shall be released from our repurchase option per each month of completed employment. This option expires on December 31, 2008.

    In December 1998, we entered into an Offer Letter with Louis V. Zambello III, our Senior Vice President of Operations. The agreement entitles Mr. Zambello to a salary of $200,000 per year, a signing bonus of $115,000 which vests monthly over the first year of his employment and severance benefits equal to $100,000 if he is terminated without cause during the first 12 months of his employment with us. In December 1998, we granted Mr. Zambello an option to purchase 825,000 shares of common stock at $1.667 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor. In the event of the termination of Mr. Zambello's employment, our repurchase option enables us to repurchase a specific number of his shares at $1.667 per share. Our repurchase option lapses over four years according to the following schedule: 1/4th of the shares will be released from our repurchase option on December 31, 1999 and 1/48th of the total number of shares will be released from our repurchase option monthly from and after December 31, 1999 until December 31, 2002. If Mr. Zambello is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall be released from our repurchase option. If Mr. Zambello is terminated without cause during his first six to 12 months of employment, an additional 1/48th of such shares shall be released from our repurchase option for each month of completed employment. Furthermore, if we experience a change of control within two years following his commencement of employment, a total of 412,500 of such shares shall immediately be released from our repurchase option. This offering will not constitute such a change of control. This option expires on December 31, 2008.

    In January 1999, we entered into an Offer Letter with Steven J. Schoch, our Chief Financial Officer. The agreement entitles Mr. Schoch to a salary of $125,000 per year, a signing bonus of $25,000 which vests monthly over the first year of his employment and severance benefits equal to $93,750 if he is terminated without cause during the first 12 months of his employment with us. In January 1999, we granted Mr. Schoch an option to purchase 750,000 shares of common stock at $3.333 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor. In the event of the termination of Mr. Schoch's employment, our repurchase option enables us to repurchase a specific number of his shares at $3.333 per share. Our repurchase option lapses over four years according to the following schedule: 1/4th of the shares will be released from our repurchase option on January 31, 2000 and 1/48th of the total number of shares will be released from our repurchase option monthly from and after January 31, 2000 until January 31, 2003. If Mr. Schoch is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall be released from our repurchase option. If Mr. Schoch is terminated without cause during his first six to 12 months of employment, an additional 1/48th of such shares will be released from our repurchase option for each month of completed employment. Furthermore, if we experience a change of control within 18 months following his commencement of employment, a total of 281,250 of such shares shall immediately be released from our repurchase option. This offering will not constitute such a change of control. This option expires on January 31, 2009.

    In May 1999, we entered into an Offer Letter with Janine Bousquette, our Senior Vice President of Marketing. The agreement entitles Ms. Bousquette to a salary of $138,462 per year, a signing bonus of $75,000 which vests monthly over the first year of her employment and severance benefits equal to $100,000 if she is terminated without cause during the first 12 months of her employment with us. In May 1999, we granted to Ms. Bousquette an option to purchase 480,000 shares of common stock at $11.00 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor. In the event of the termination of Ms. Bousquette's employment, our repurchase option enables us to repurchase a specific number of her shares at $11.00 per share. Our repurchase option lapses over four years according to the following schedule: 1/4th of the shares will be released from our repurchase option on May 17, 2000 and 1/48th of the total number of shares will be released from our repurchase option monthly from and after May 17, 2000 until May 17, 2003. If Ms. Bousquette is terminated without cause during the first six months of her employment, an additional 1/8th of such shares shall be released from our repurchase option. If Ms. Bousquette is terminated without cause during her first six to 12 months of employment, an additional 1/48th of such shares shall be released from our repurchase option for each month of completed employment. Furthermore, if we experience a change of control within 18 months following her commencement of employment, a total of 180,000 of such shares shall immediately be released from our repurchase option. This offering will not constitute such a change of control. This option expires on May 17, 2009.

    In June 1997, we sold 19,400,001 shares of common stock at $0.005 per share and issued a note in the principal amount of $100,000 to idealab!. Pursuant to a Letter Agreement dated November 5, 1997, idealab! returned shares of common stock to us in the form of a capital contribution such that idealab!'s ownership was reduced to 18,320,001 shares of common stock. Pursuant to a second Letter Agreement dated November 5, 1997, idealab! forgave our indebtedness in the amount of $100,000 as a capital contribution.

    We have entered into indemnification agreements with our officers and directors which may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification Matters".

    The following table summarizes the shares of common stock and preferred stock purchased by our directors and 5% stockholders and persons and entities associated with them in private placement transactions. Each share of preferred stock automatically converts into one share of common stock upon the closing of this offering. The shares of common stock were sold at $0.005 per share, the shares of Series A preferred stock were sold at $0.207 per share, the shares of Series B preferred stock were sold at $0.701 per share and the shares of Series C preferred stock were sold at $10.00 per share. See "Principal Stockholders".

                                                               COMMON       SERIES A      SERIES B      SERIES C
            ENTITIES AFFILIATED WITH DIRECTORS                  STOCK       PREFERRED     PREFERRED     PREFERRED
----------------------------------------------------------  -------------  -----------  -------------  -----------
Entities affiliated with Highland Capital Partners (Daniel
  Nova)(1)................................................       --            --          11,411,184     999,999
Entities affiliated with Sequoia Capital (Michael
  Moritz)(2)..............................................       --            --           7,131,990     999,999
Entities affiliated with DynaFund Ventures (Tony
  Hung)(3)................................................       --          4,838,709      2,852,796      --
Peter C.M. Hart...........................................       --            147,204       --            --

                  OTHER 5% STOCKHOLDERS
----------------------------------------------------------
idealab!(4)...............................................     18,320,001      --            --            --
Intel Corporation.........................................       --          4,838,709      2,852,793      --
Entities affiliated with idealab! Capital Management I,
  LLC(5)..................................................       --          4,838,709      2,139,594      --

------------------------

(1) Includes shares held by Highland Capital Partners III Limited Partnership, Highland Entrepreneurs' Fund III Limited Partnership, Highland Capital Partners IV Limited Partnership and Highland Entrepreneurs' Fund IV Limited Partnership. Daniel Nova is a general partner of the general partner of the Highland entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

(2) Includes shares held by Sequoia Capital VIII, Sequoia International Technology Partners VIII (Q), CMS Partners LLC, Sequoia International Technology Partners VIII, Sequoia 1997, and Sequoia Capital Franchise Fund. Michael Moritz is a general partner of the general partners of the Sequoia entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

(3) Includes shares held by DynaFund L.P. and DynaFund International L.P. Tony Hung is a vice president of the general partner of the DynaFund entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

(4) In November 1997, idealab! returned shares of common stock to us in the form of a capital contribution such that idealab!'s ownership was reduced to 18,320,001 shares of common stock.

(5) Includes shares held by idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP. idealab! Capital Management I, LLC is the general partner of idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP, and exercises voting and investment power over the shares held by these entities.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 1999, as adjusted to reflect the sale of the common stock offered hereby under this prospectus, by:

- each stockholder known by us to own beneficially more than 5% of the common stock,

- each director,

- our Chief Executive Officer and our four other highest compensated executive officers, and

- all directors and executive officers as a group.

                                                  SHARES BENEFICIALLY OWNED     SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING(1)           AFTER OFFERING(1)
                                                 ----------------------------  ----------------------------
                                                   NUMBER      PERCENTAGE(2)     NUMBER      PERCENTAGE(2)
                                                 -----------  ---------------  -----------  ---------------
idealab! ......................................   18,320,001         19.60%     18,320,001         18.00%
  130 West Union Street
  Pasadena, CA 91103
Entities affiliated with Highland Capital
  Partners(3) .................................   12,411,183         13.28      12,411,183         12.20
  Two International Place
  Boston, MA 02110
Entities affiliated with Sequoia Capital
  Partners(4) .................................    8,131,989          8.70       8,131,989          7.99
  3000 Sand Hill Road, Bldg. 4, Suite 280
  Menlo Park, CA 94025
Entities affiliated with DynaFund
  Ventures(5) .................................    7,691,505          8.23       7,691,505          7.56
  21311 Hawthorne Blvd., Suite 300
  Torrance, CA 90503
Intel Corporation .............................    7,691,502          8.23       7,691,502          7.56
  2200 Mission Blvd.
  Santa Clara, CA 95052
Entities affiliated with idealab! Capital .....    6,978,303          7.47       6,978,303          6.86
  Management I, LLC(6)
  130 West Union Street
  Pasadena, CA 91103
Daniel J. Nova(7) .............................   12,411,183         13.28      12,411,183         12.20
Michael Moritz(8) .............................    8,131,989          8.70       8,131,989          7.99
Tony Hung(9) ..................................    7,691,505          8.23       7,691,505          7.56
Edward C. Lenk ................................    7,491,000          8.01       7,491,000          7.36
Peter C.M. Hart(10) ...........................      353,952         *             353,952         *
Frank C. Han(11) ..............................    2,488,752          2.66       2,488,752          2.45
Louis V. Zambello III(12) .....................      825,000         *             825,000         *
Steven J. Schoch(13) ..........................      750,000         *             750,000         *
John R. Hnanicek(14) ..........................      600,000         *             600,000         *
Janine Bousquette(15) .........................      480,000         *             480,000         *
All directors and executive officers as a group
  (10 persons)(16) ............................   41,223,381         42.73%     41,223,381         39.35%

------------------------

   * Less than 1% of the outstanding shares of common stock.

 (1) Assumes no exercise of the underwriters' over-allotment option and does not include the aggregate of 18,720,000 shares of our common stock that will be issued in exchange for all outstanding shares of BabyCenter capital stock and reserved for issuance upon the exercise of options we are assuming in connection with the proposed BabyCenter merger. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (3) Includes 10,954,737 shares held by Highland Capital Partners III Limited Partnership, 456,447 shares held by Highland Entrepreneurs' Fund III Limited Partnership, 960,000 shares held by Highland Capital Partners IV Limited Partnership and 39,999 shares held by Highland Entrepreneurs' Fund IV Limited Partnership. Highland Management Partners III LLC is the general partner of Highland Capital Partners III Limited Partnership and exercises voting and investment power over the shares held by this entity. HEF III LLC is the general partner of Highland Entrepreneurs' Fund III Limited Partnership and exercises voting and investment power over the shares held by this entity. Highland Management Partners IV LLC is the general partner of Highland Capital Partners IV Limited Partnership and exercises voting and investment power over the shares held by this entity. Highland Entrepreneurs' Fund IV LLC is the general partner of Highland Entrepreneurs' Fund IV Limited Partnership and exercises voting and investment power over the shares held by this entity.

 (4) Includes 6,463,722 shares held by Sequoia Capital VIII, 427,920 shares held by Sequoia International Technology Partners VIII (Q), 142,641 shares held by CMS Partners LLC, 82,017 shares held by Sequoia International Technology Partners VIII, 15,690 shares held by Sequoia 1997, and 999,999 shares held by Sequoia Capital Franchise Fund. SC VIII Management, LLC is the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII and Sequoia International Technology Partners VIII (Q) and exercises investment and voting power over the shares held by these entities. SC VIII Management, LLC also exercises investment and voting power over the shares held by CMS Partners LLC and Sequoia 1997. SCFF Management, LLC is the general partner of Sequoia Capital Franchise Fund and exercises investment and voting power over the shares held by this entity.

 (5) Includes 4,155,894 shares held by DynaFund International L.P. and 3,535,611 shares held by DynaFund L.P. DynaFund Ventures LLC is the general partner of DynaFund L.P. and DynaFund International L.P. and exercises investment and voting power over the shares held by these entities.

 (6) Includes 6,562,359 shares held by idealab! Capital Partners I-A, LP and 415,944 shares held by idealab! Capital Partners I-B, LP. idealab! Capital Management I, LLC is the general partner of idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP, and exercises voting and investment power over the shares held by these entities. William S. Elkus and William T. Gross exercise voting and investment power over idealab! Capital Management I, LLC.

 (7) Includes 10,954,737 shares held by Highland Capital Partners III Limited Partnership, 456,447 shares held by Highland Entrepreneurs' Fund III Limited Partnership, 960,000 shares held by Highland Capital Partners IV Limited Partnership and 39,999 shares held by Highland Entrepreneurs' Fund IV Limited Partnership. Highland Management Partners III LLC is the general partner of Highland Capital Partners III Limited Partnership and exercises voting and investment power over the shares held by this entity. HEF III LLC is the general partner of

     Highland Entrepreneurs' Fund III Limited Partnership and exercises voting and investment power over the shares held by this entity. Highland Management Partners IV LLC is the general partner of Highland Capital Partners IV Limited Partnership and exercises voting and investment power over the shares held by this entity. Highland Entrepreneurs' Fund IV LLC is the general partner of Highland Entrepreneurs' Fund IV Limited Partnership and exercises voting and investment power over the shares held by this entity. Daniel Nova is a general partner of the general partners of the Highland entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

 (8) Includes 6,463,722 shares held by Sequoia Capital VIII, 427,920 shares held by Sequoia International Technology Partners VIII (Q), 142,641 shares held by CMS Partners LLC, 82,017 shares held by Sequoia International Technology Partners VIII, 15,690 shares held by Sequoia 1997, and 999,999 shares held by Sequoia Capital Franchise Fund. SC VIII Management, LLC is the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII and Sequoia International Technology Partners VIII (Q) and exercises investment and voting power over the shares held by these entities. SC VIII Management, LLC also exercises investment and voting power over the shares held by CMS Partners LLC and Sequoia 1997. SCFF Management, LLC is the general partner of Sequoia Capital Franchise Fund and exercises investment and voting power over the shares held by this entity. Michael Moritz is a general partner of the general partners of the Sequoia entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

 (9) Includes 4,155,894 shares held by DynaFund International L.P. and 3,535,611 shares held by DynaFund L.P. DynaFund Ventures LLC is the general partner of DynaFund L.P. and DynaFund International L.P. and exercises investment and voting power over the shares held by these entities. Tony Hung is a vice president of the general partner of the DynaFund entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

 (10) Includes 206,748 shares issuable upon exercise of options which will be vested within 60 days of March 31, 1999.

 (11) Includes 750 shares issuable upon exercise of an option which will be vested within 60 days of March 31, 1999.

 (12) Includes 825,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Zambello ceases employment with us.

 (13) Includes 750,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Schoch ceases employment with us.

 (14) Includes 600,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Hnanicek ceases employment with us.

 (15) Includes 480,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Ms. Bousquette ceases employment with us.

 (16) Includes the shares described in Notes 7 through 15.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, we will be authorized to issue 600,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

    As of March 31, 1999 there were 93,266,295 shares of common stock outstanding, held of record by approximately 127 stockholders, which reflects the conversion of all outstanding shares of preferred stock into common stock. In addition, as of March 31, 1999, there were 209,799 shares subject to outstanding warrants, 198,397 of which expire upon this offering, and 14,927,676 shares of common stock subject to outstanding options. Upon completion of this offering, there will be 101,784,682 shares of common stock outstanding, assuming full exercise of warrants to purchase 198,387 shares which expire at, and are expected to be exercised upon, completion of this offering and no exercise of the underwriter's overallotment option or additional exercise of outstanding options and warrants.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy". In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

    As of March 31, 1999, we had three series of preferred stock: Series A preferred stock, Series B preferred stock and Series C preferred stock. Each series of preferred stock has the rights, preferences and privileges set forth in our current Certificate of Incorporation, which is included as an exhibit to the registration statement of which this prospectus forms a part. As of March 31, 1999, the number of outstanding shares for each series of our preferred stock was:

- 21,119,322 shares of Series A preferred stock, which number reflects the full exercise of a warrant to purchase 48,387 shares of Series A preferred stock outstanding as of March 31, 1999;

- 35,659,947 shares of Series B preferred stock; and

- 1,999,998 shares of Series C preferred stock.

    Upon the closing of the offering, all outstanding shares of our preferred stock will be converted on a share-by-share basis into 58,779,267 shares of common stock, which reflects the full exercise of a warrant to purchase 48,387 shares of Series A preferred stock outstanding as of March 31, 1999, and automatically retired. Thereafter, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

WARRANTS

    As of March 31, 1999 there were warrants outstanding to purchase a total of 11,412 shares of common stock at a price of $7.01 per share. In addition, there was a warrant to purchase a total of 48,387 shares of preferred stock at a price of $0.207 per share, which was exercised in April 1999, and a warrant to purchase a total of 150,000 shares of common stock at a price of $0.003 per share, which expires upon completion of this offering.

REGISTRATION RIGHTS

    The holders of 68,677,269 shares of common stock and options to purchase 3,825,750 shares of common stock (the "registrable securities") are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of the registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

- The holders of at least 25% of the then outstanding registrable securities may require, on two occasions beginning 180 days after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale.

- If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

- The holders of at least 25% of the then outstanding registrable securities may require us on three occasions to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us, provided that the proposed aggregate selling price is at least $2,000,000.

    We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate on the date five years following the closing of this offering, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of eToys to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

    We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

- the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

- upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

- on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

    Our Certificate of Incorporation and Bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Commencing at our first annual meeting of stockholders following the date on which we have at least 800 stockholders, our Certificate of Incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address is 400 South Hope Street, 4th Floor, Los Angeles, California 90071 and telephone number is (213) 553-9730.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

    Upon completion of the offering, we will have 101,784,682 outstanding shares of common stock and options to purchase 14,927,676 shares of common stock, assuming no additional option grants or exercises after March 31, 1999. Of these shares, the 8,320,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

    The remaining 93,464,682 shares outstanding and 14,927,676 shares subject to outstanding options are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

    Our directors, officers and securityholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. In addition, some stockholders have entered into similar lock-up agreements covering a period of 365 days from the date of this prospectus. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by Goldman, Sachs & Co. Goldman Sachs & Co. has released the holders of fully vested options to purchase 170,250 shares of common stock from such lock-up agreements. Taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not further release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

- Beginning on the effective date of this prospectus, the shares sold in the offering and 170,250 shares subject to fully vested options will be immediately available for sale in the public market.

- Beginning 180 days after the effective date, approximately 7,658,202 shares will be eligible for sale pursuant to Rule 701, approximately 1,701,000 additional shares will be eligible for sale pursuant to Rule 144(k), and approximately 82,105,482 additional shares will be eligible for sale pursuant to Rule 144. In addition, approximately 14,757,426 shares subject to options will be eligible for sale pursuant to Rule 701, subject to vesting restrictions. All but 20,113,995 of such shares and 12,636,926 of such shares subject to options are held by affiliates.

- Beginning 365 days after the effective date, approximately 1,999,998 shares will be eligible for sale pursuant to Rule 144, all of which are held by affiliates.

    In connection with the BabyCenter merger, BabyCenter has agreed that its stockholders holding at least 95% of the shares of our common stock to be issued in the merger as well as BabyCenter optionees holding at least 85% of the shares to be issued upon exercise of BabyCenter options we assume in the merger will enter into lock-up agreements similar to those entered into by our existing directors, officers and securityholders. As a result, upon the closing of the merger, up to approximately 1,377,152 shares of our common stock to be issued in exchange for outstanding shares of BabyCenter capital stock and issuable upon exercise of BabyCenter options we assume will be immediately eligible for sale in the public market in accordance with the restrictions of Rule 144 under the Securities Act. The remaining 17,342,848 shares of our common stock to be issued in exchange for outstanding shares of BabyCenter capital stock and issuable upon exercise of BabyCenter options we assume in connection with the merger will be eligible for public sale in the public market beginning 180 days after the date of this prospectus, subject to the volume and other restrictions of Rule 144.

    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- one percent of the number of shares of common stock then outstanding which will equal approximately 1,017,847 shares immediately after the offering; or

- the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

    In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1997 Stock Plan, the 1999 Stock Plan, the 1999 Employee Stock Purchase Plan, the 1999 Directors' Stock Option Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of March 31, 1999 there were outstanding options for the purchase of 14,927,676 shares of common stock, of which options to purchase 535,944 shares were exercisable. See "Risk Factors--Risks Related to Securities Markets--Substantial Sales of Our Common Stock Could Cause Our Stock Price to Fall", "Management--Stock Plans" and "Description of Capital Stock--Registration Rights".

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for eToys by Venture Law Group, A Professional Corporation, Menlo Park, California. Glen R. Van Ligten, a director of Venture Law Group, serves as our Assistant Secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson, Dettmer, Stough, Villeneuve, Franklin & Hachigian, LLP. A director of Venture Law Group and an investment partnership affiliated with Venture Law Group own an aggregate of 41,772 shares of common stock and, in connection with this offering, certain directors and attorneys of Venture Law Group will acquire an additional 8,275 shares of common stock. If the BabyCenter merger is completed, certain directors and attorneys of Venture Law Group and two investment partnerships affiliated with Venture Law Group will own an aggregate of approximately 83,509 shares of common stock (including the shares described in the preceding sentence).

                                    EXPERTS

    The financial statements of eToys Inc. as of March 31, 1998 and 1999 and for each of the two years in the period ended March 31, 1999 and of BabyCenter, Inc. as of September 30, 1997 and 1998 and March 31, 1999 and for the period from inception (February 11, 1997) to September 30, 1997, the year ended September 30, 1998 and for the six months ended March 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to eToys and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

    You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                     ETOYS INC.

Report of Independent Auditors.......................................................     F-2

Balance Sheets at March 31, 1998 and 1999............................................     F-3

Statements of Operations for the years ended March 31, 1998 and 1999.................     F-4

Statements of Stockholders' Equity (Deficit) for the years ended March 31, 1998 and
  1999...............................................................................     F-5

Statements of Cash Flows for the years ended March 31, 1998 and 1999.................     F-6

Notes to Financial Statements........................................................     F-7

            UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended
  March 31, 1999.....................................................................    F-19

Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 1999...............    F-20

Notes to Unaudited Pro Forma Condensed Combined Financial Information................    F-21

                                  BABYCENTER, INC.

Report of Independent Auditors.......................................................    F-23

Balance Sheets at September 30, 1997 and 1998 and March 31, 1999.....................    F-24

Statements of Operations for the period from inception (February 11, 1997) to
  September 30, 1997, the year ended September 30, 1998 and the six months ended
  March 31, 1998 (unaudited) and 1999................................................    F-25

Statements of Stockholders' Equity (Deficit) for the period from inception (February
  11, 1997) to September 30, 1997, the year ended September 30, 1998 and six months
  ended March 31, 1999...............................................................    F-26

Statements of Cash Flows for the period from inception (February 11, 1997) to
  September 30, 1997, the year ended September 30, 1998 and the six months ended
  March 31, 1998 (unaudited) and 1999................................................    F-27

Notes to Financial Statements........................................................    F-28

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

eToys Inc.

    We have audited the accompanying balance sheets of eToys Inc. as of March 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eToys Inc. as of March 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP

Los Angeles, California
May 3, 1999

                                   ETOYS INC.

                                 BALANCE SHEETS

                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDERS'
                                                                                                      EQUITY AT
                                                                       MARCH 31,      MARCH 31,       MARCH 31,
                                                                          1998           1999            1999
                                                                      ------------  --------------  --------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................................  $  1,552,000  $   20,173,000
  Inventories.......................................................       224,000       5,067,000
  Prepaid expenses and other current assets.........................        35,000       1,577,000
                                                                      ------------  --------------
Total current assets................................................     1,811,000      26,817,000
Property and equipment:
  Equipment.........................................................       155,000       1,393,000
  Furniture and fixtures............................................         8,000          10,000
  Leasehold improvements............................................        15,000         371,000
  Assets under capital lease........................................       --              731,000
                                                                      ------------  --------------
                                                                           178,000       2,505,000
  Accumulated depreciation and amortization.........................       (18,000)       (369,000)
                                                                      ------------  --------------
                                                                           160,000       2,136,000
Goodwill (net of accumulated amortization of $319,000 at March 31,
  1999).............................................................       956,000         637,000
Other assets........................................................       --            1,076,000
                                                                      ------------  --------------
Total assets........................................................  $  2,927,000  $   30,666,000
                                                                      ------------  --------------
                                                                      ------------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................................  $    346,000  $    4,236,000   $
  Accrued expenses..................................................         9,000         530,000
  Current portion of capital lease obligations......................                       230,000
                                                                      ------------  --------------
Total current liabilities...........................................       355,000       4,996,000
Long-term capital lease obligations.................................       --              477,000
Redeemable Convertible Preferred Stock, 19,593,089 shares
  authorized:
    Series A Preferred Stock; $.0001 par value; 6,318,017 and
      7,023,645 shares issued and outstanding at March 31, 1998 and
      1999, respectively............................................     3,917,000       4,355,000        --
    Series B Preferred Stock, $.0001 par value, 11,886,649 shares
      issued and outstanding........................................       --           24,952,000        --
    Series C Preferred Stock, $.0001 par value, 666,666 shares
      issued and outstanding........................................       --           19,984,000        --
Commitments and contingencies.......................................
Stockholders' equity:
  Common Stock, $.0001 par value, 150,000,000 shares authorized;
    32,799,276 and 34,535,415 shares issued and outstanding at March
    31, 1998 and 1999, respectively.................................         3,000           3,000          9,000
  Additional paid-in capital........................................     1,003,000      45,837,000     95,122,000
  Receivables from stockholders.....................................       (30,000)       (138,000)      (138,000)
  Deferred compensation.............................................       (53,000)    (38,974,000)   (38,974,000)
  Accumulated deficit...............................................    (2,268,000)    (30,826,000)   (30,826,000)
                                                                      ------------  --------------  --------------
Total stockholders' equity (deficit)................................    (1,345,000)    (24,098,000)  $ 25,193,000
                                                                      ------------  --------------  --------------
                                                                                                    --------------
Total liabilities and stockholders' equity (deficit)................  $  2,927,000  $   30,666,000
                                                                      ------------  --------------
                                                                      ------------  --------------

                            See accompanying notes.

                                   ETOYS INC.
                            STATEMENTS OF OPERATIONS

                                                                                      YEARS ENDED MARCH 31,
                                                                                 --------------------------------
                                                                                      1998             1999
                                                                                 --------------  ----------------
Net sales......................................................................  $      687,000  $     29,959,000
Cost of sales..................................................................         568,000        24,246,000
                                                                                 --------------  ----------------
Gross profit...................................................................         119,000         5,713,000
Operating expenses:
  Marketing and sales..........................................................       1,290,000        20,719,000
  Product development..........................................................         421,000         3,608,000
  General and administrative...................................................         678,000        10,485,000
                                                                                 --------------  ----------------
                                                                                      2,389,000        34,812,000
                                                                                 --------------  ----------------
Operating loss.................................................................      (2,270,000)      (29,099,000)
Other income (expense):
  Interest income..............................................................          18,000           589,000
  Interest expense.............................................................         (15,000)          (47,000)
                                                                                 --------------  ----------------
Loss before provision for income taxes.........................................      (2,267,000)      (28,557,000)
Provision for income taxes.....................................................           1,000             1,000
                                                                                 --------------  ----------------
Net loss.......................................................................  $   (2,268,000) $    (28,558,000)
                                                                                 --------------  ----------------
                                                                                 --------------  ----------------
Basic net loss per equivalent share............................................  $        (0.09) $          (0.85)
                                                                                 --------------  ----------------
                                                                                 --------------  ----------------
Pro forma basic net loss per equivalent share..................................  $        (0.08) $          (0.35)
                                                                                 --------------  ----------------
                                                                                 --------------  ----------------
Shares used to compute basic net
  loss per equivalent share....................................................      25,129,888        33,427,908
                                                                                 --------------  ----------------
                                                                                 --------------  ----------------
Shares used to compute pro forma basic net loss per equivalent share...........      30,232,902        81,923,187
                                                                                 --------------  ----------------
                                                                                 --------------  ----------------

                            See accompanying notes.

                                   ETOYS INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                       COMMON STOCK        ADDITIONAL    RECEIVABLES
                                  -----------------------    PAID-IN        FROM          DEFERRED      ACCUMULATED
                                    SHARES      AMOUNT       CAPITAL    STOCKHOLDERS    COMPENSATION      DEFICIT         TOTAL
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at April 1, 1997........          --   $      --   $        --   $        --    $         --    $        --   $          --
  Issuance of Common Stock......  26,569,275       3,000       917,000            --              --             --         920,000
  Restricted stock issued.......   6,080,001          --        30,000       (30,000)             --             --              --
  Exercise of stock options.....     150,000          --         1,000            --              --             --           1,000
  Deferred compensation.........          --          --        55,000            --         (55,000)            --              --
  Amortization of deferred
    compensation................          --          --            --            --           2,000             --           2,000
  Net loss......................          --          --            --            --              --     (2,268,000)     (2,268,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at March 31, 1998.......  32,799,276       3,000     1,003,000       (30,000)        (53,000)    (2,268,000)     (1,345,000)
  Restricted stock issued.......     525,000          --        35,000      (140,000)             --             --        (105,000)
  Exercise of stock options.....   1,211,139          --        32,000            --              --             --          32,000
  Issuance of warrants..........          --          --        32,000            --              --             --          32,000
  Deferred compensation.........          --          --    44,735,000            --     (44,735,000)            --              --
  Amortization of deferred
    compensation................          --          --            --            --       5,814,000                      5,814,000
  Repayment of receivables from
    stockholders................          --          --            --        32,000              --             --          32,000
  Net loss......................          --          --            --            --              --    (28,558,000)    (28,558,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at March 31, 1999.......  34,535,415   $   3,000   $45,837,000   $  (138,000)   $(38,974,000)   $(30,826,000) $ (24,098,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------

                            See accompanying notes.

                                   ETOYS INC.
                            STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED
                                                                                    MARCH 31,
                                                                            -------------------------
                                                                               1998          1999
                                                                            -----------  ------------
OPERATING ACTIVITIES:
Net loss..................................................................  $(2,268,000) $(28,558,000)
Adjustments to reconcile net loss to net cash used in operating activities:
  Noncash interest........................................................       15,000        70,000
  Nonemployee stock compensation..........................................       33,000            --
  Amortization of deferred compensation...................................        2,000     5,814,000
  Depreciation............................................................       18,000       411,000
  Amortization............................................................           --       319,000
  Loss on disposal of property and equipment..............................           --         6,000
  Changes in operating assets and liabilities:
    Inventories...........................................................     (198,000)   (4,843,000)
    Prepaid expenses and other current assets.............................      (35,000)   (1,542,000)
    Accounts payable......................................................      297,000     3,890,000
    Accrued expenses......................................................        9,000       503,000
                                                                            -----------  ------------
Net cash used in operations...............................................   (2,127,000)  (23,930,000)

INVESTING ACTIVITIES:
Capital expenditures for property and equipment...........................     (178,000)   (2,119,000)
Proceeds from sale of property and equipment..............................           --       475,000
Acquisition of Toys.com...................................................     (270,000)           --
Other assets..............................................................           --    (1,076,000)
                                                                            -----------  ------------
Net cash used in investing activities.....................................     (448,000)   (2,720,000)

FINANCING ACTIVITIES:
Proceeds from bridge loan.................................................           --     5,000,000
Payments on bridge loan...................................................           --    (2,238,000)
Proceeds from the issuance of Common Stock................................      224,000            --
Exercise of stock options.................................................        1,000        32,000
Proceeds from the issuance of Redeemable Convertible Preferred Stock......    3,007,000    42,031,000
Proceeds from the issuance of convertible
  notes...................................................................      895,000            --
Payments on capital leases................................................           --       (24,000)
Proceeds from receivables from stockholders...............................           --        32,000
Proceeds from exercise of warrants........................................           --       438,000
                                                                            -----------  ------------
Net cash provided by financing activities.................................    4,127,000    45,271,000
                                                                            -----------  ------------
Net increase in cash and cash equivalents.................................    1,552,000    18,621,000
Cash and cash equivalents at beginning of period..........................           --     1,552,000
                                                                            -----------  ------------
Cash and cash equivalents at end of period................................  $ 1,552,000  $ 20,173,000
                                                                            -----------  ------------
                                                                            -----------  ------------
Supplemental disclosures:
Income taxes paid.........................................................  $     1,000  $      1,000
Interest paid.............................................................  $        --  $      9,000

                            See accompanying notes.

                                   ETOYS INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 1999

1.  SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    eToys Inc. (the Company) was incorporated in November 1996 in the state of Delaware. Prior to June 1997, the Company had no operations or activities. In June 1997, initial issuances of Common Stock occurred. The Company launched its Web site in October 1997. The Company is a Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music.

    The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses since inception of operations and has limited working capital. Management believes that the proceeds raised through the sale of equity securities, in addition to revenue generated from product sales, will support the Company's operations through 1999. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the eventual outcome of this uncertainty.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

CASH EQUIVALENTS

    The Company considers those investments which are highly liquid, readily convertible to cash and which mature within three months from the date of purchase as cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (using the first in-first out method) or market and consist primarily of finished goods.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives, which range from three to five years. Leasehold improvements are recorded at cost. Amortization is provided using the straight-line method over the shorter of the term of the related lease or estimated useful lives of the assets.

GOODWILL

    Goodwill represents the excess of the purchase price over the estimated fair market value of net assets acquired in a business combination. Goodwill is amortized on a straight-line basis over three years.

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LONG-LIVED ASSETS

    The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

INCOME TAXES

    Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of shares of Common Stock outstanding. Shares associated with stock options and the Redeemable Convertible Preferred Stock are not included because they are antidilutive.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

    Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1997, or at the date of original issuance, if later.

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and pro forma net loss per share for the periods indicated:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                       1998            1999
                                                                                  --------------  ---------------
Numerator:
  Net loss......................................................................  $   (2,268,000) $   (28,558,000)
Denominator:
  Weighted average shares.......................................................      25,129,888       33,427,908
                                                                                  --------------  ---------------
  Denominator for basic calculation.............................................      25,129,888       33,427,908
  Weighted average effect of pro forma securities:
    Series A Redeemable Convertible Preferred Stock.............................       5,103,014       19,195,678
    Series B Redeemable Convertible Preferred Stock.............................              --       29,255,765
    Series C Redeemable Convertible Preferred Stock.............................              --           43,836
                                                                                  --------------  ---------------
  Denominator for pro forma calculation.........................................      30,232,902       81,923,187
                                                                                  --------------  ---------------
                                                                                  --------------  ---------------
Net loss per share:
  Basic.........................................................................  $        (0.09) $         (0.85)
                                                                                  --------------  ---------------
                                                                                  --------------  ---------------
  Pro forma.....................................................................  $        (0.08) $         (0.35)
                                                                                  --------------  ---------------
                                                                                  --------------  ---------------

REVENUE RECOGNITION

    The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Company provides an allowance for sales returns in the period of sale, based upon historical experience.

ADVERTISING COSTS

    The Company expenses advertising costs as incurred. For the years ended March 31, 1998 and 1999, the Company incurred advertising costs of $917,000 and $10,745,000, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair value at the date of grant. Alternatively, a company may use Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation (see Note 6).

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended March 31, 1998:

    Convertible notes in the amount of $895,000, plus accrued interest of $15,000, were converted into Series A Redeemable Convertible Preferred Stock.

    The Company expensed approximately $33,000 for services rendered from several vendors in exchange for Common Stock.

    The Company issued stock in return for notes receivable totaling $30,000 from employees. Such notes have been classified in the equity section of the balance sheet.

    The Company issued 2,340,000 shares of Common Stock as part of the acquisition of Toys.com. See Note 2.

During the year ended March 31, 1999:

    The Company financed the purchase of fixed assets under capital leases in the amount $731,000.

    The Company issued notes receivable for Common Stock and Series B Redeemable Convertible Preferred Stock in the amounts of $35,000 and $105,000, respectively.

    Convertible notes in the amount of $2,762,000, plus accrued interest of $38,000, were converted into Series B Redeemable Convertible Preferred Stock.

2.  ACQUISITION OF TOYS.COM

    In March 1998, the Company acquired certain assets and assumed certain liabilities and obligations of one of its online competitors, Toys.com, including $25,000 in toy inventories and assumed certain advertising liabilities in the amount of $48,000, and the assumption of future contingent advertising contracts. The acquisition was accounted for under the purchase method of accounting and included a cash payment of $270,000 and the issuance of 2,340,000 shares of Common Stock with an estimated deemed fair value of approximately $663,000. Goodwill resulting from the acquisition was $956,000. Subsequent to the acquisition, Toys.com ceased operations as a separate entity.

                                   ETOYS INC.

3.  INCOME TAXES

    As a result of the net operating losses, the provision for income taxes consists solely of minimum state taxes. The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                                YEARS ENDED MARCH 31,
                                                               ------------------------
                                                                  1998         1999
                                                                  -----        -----
Statutory federal income tax expense (benefit)...............         (34)%        (34)%
State income tax expense (benefit)...........................          (6)          (6)
Valuation allowance..........................................          40           24
Non-deductible stock compensation............................          --           15
Non-deductible goodwill amortization.........................          --            1
                                                                       --           --
                                                                       --%          --%
                                                                       --           --
                                                                       --           --

    The components of the deferred tax assets and related valuation allowance at March 31, 1998 and 1999, are as follows:

                                                                         MARCH 31,
                                                               ------------------------------
                                                                   1998            1999
                                                               ------------  ----------------
Other........................................................  $         --  $        792,000
Net operating loss carryforwards.............................       914,000         9,731,000
                                                               ------------  ----------------
Deferred tax assets..........................................       914,000        10,523,000
Valuation allowance..........................................      (914,000)      (10,523,000)
                                                               ------------  ----------------
                                                               $         --  $             --
                                                               ------------  ----------------
                                                               ------------  ----------------

    Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets.

    The Company has net operating losses for both federal and state tax purposes of approximately $24,430,000 expiring beginning in the years 2012 for federal and 2005 for state. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

4.  CONVERTIBLE NOTES AND BRIDGE FINANCING

    During the year ended March 31, 1998, the Company received $895,000 in proceeds from the issuance of 6.07% convertible notes. The notes were automatically converted into Series A Redeemable Convertible Preferred Stock due to certain conditions as specified within the initial note agreement. As a result of the conversion, the initial proceeds from the convertible notes of $895,000, plus $15,000 of accrued interest, were converted into 1,468,018 shares of Series A Redeemable Convertible Preferred Stock.

    In conjunction with the issuance of the 6.07% convertible notes, the Company issued to the purchasers of the 6.07% convertible notes, 721,757 stock warrants for the purchase of Series A

                                   ETOYS INC.

4.  CONVERTIBLE NOTES AND BRIDGE FINANCING (CONTINUED)
Redeemable Convertible Preferred Stock at $.62 per share. As of March 31, 1999, 705,628 warrants have been exercised. The warrants are immediately exercisable and expire on December 31, 2002, or on the closing date of an initial public offering, if sooner. No value has been allocated to the warrants as the amount is not deemed to be significant.

    On May 6, 1998, the Company entered into a $5,000,000 bridge financing agreement with a group of investors. The bridge financing was in the form of Convertible Subordinated Promissory Notes (the Notes) which were payable on demand after May 6, 1999 accruing interest at a rate of 8% per annum until paid and compounded annually. In July 1998, $2.8 million of the Notes plus interest were converted into 1,331,235 shares of Series B Redeemable Convertible Preferred Stock. The remaining balance of the Notes of $2.2 million plus accrued interest was repaid in cash to the investors in June 1998.

5.  CAPITAL STRUCTURE

COMMON AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On March 19, 1999, the Company amended its Certificate of Incorporation to, among other matters, increase the authorized number of shares of Preferred Stock to 19,593,089.

    In conjunction with this amendment, the Company authorized 666,666 shares of Series C Redeemable Convertible Preferred Stock (Series C). In December 1997, the issuance of Series A Redeemable Convertible Preferred Stock (Series A) resulted in proceeds of $3,007,000, representing 4,849,999 shares issued and outstanding at $0.62 per share. In conjunction with this offering, $895,000 of convertible notes, plus related accrued interest of $15,000, were converted into 1,468,018 shares of Series A (see Note 4). In June 1998, the issuance of Series B resulted in proceeds of $25,000,000 representing 11,886,649 shares issued and outstanding at $2.1032 per share. In March 1999, the Company issued Series C which resulted in proceeds of approximately $20,000,000, representing 666,666 shares issued and outstanding at $30 per share. The following summarizes the Series A, Series B and Series C activity:

                                                  SERIES A                SERIES B                 SERIES C
                                             SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT
                                            ---------  ----------  ----------  -----------  ---------  -----------
Balance at April 1, 1997..................         --  $       --          --  $        --         --  $        --
Issuance of Series A......................  6,318,017   3,917,000          --           --         --           --
                                            ---------  ----------  ----------  -----------  ---------  -----------
Balance at March 31, 1998.................  6,318,017   3,917,000          --           --         --           --
Issuance of Series A......................    705,628     438,000          --           --         --           --
Issuance of Series B......................         --          --  11,886,649   24,952,000         --           --
Issuance of Series C......................         --          --          --           --    666,666   19,984,000
                                            ---------  ----------  ----------  -----------  ---------  -----------
Balance at March 31, 1999.................  7,023,645  $4,355,000  11,886,649  $24,952,000    666,666  $19,984,000
                                            ---------  ----------  ----------  -----------  ---------  -----------
                                            ---------  ----------  ----------  -----------  ---------  -----------

                                   ETOYS INC.

5. CAPITAL STRUCTURE (CONTINUED)

    The following table is presented to summarize the Common Stock authorized at March 31, 1999:

                                                                                    COMMON
                                                                                SHARES ISSUED
                          DESCRIPTION OF INSTRUMENT                              OR RESERVED
------------------------------------------------------------------------------  --------------
Common Stock outstanding                                                            34,535,415
Series A Redeemable Convertible Preferred Stock                                     21,070,935
Series B Redeemable Convertible Preferred Stock                                     35,659,947
Series C Redeemable Convertible Preferred Stock                                      1,999,998
1997 Employee Incentive Stock Option Plan                                           17,400,000
1999 Employee Incentive Stock Option Plan                                           21,600,000
1999 Employee Stock Purchase Plan                                                      900,000
1999 Directors Stock Option Plan                                                       600,000
Preferred and Common Stock warrants                                                    209,799
                                                                                --------------
  Common Stock issued or reserved                                                  133,976,094
                                                                                --------------
Common Stock available                                                              16,023,906
                                                                                --------------
                                                                                --------------

    Each share of Redeemable Convertible Preferred Stock is convertible, at the stockholder's option, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.62 in the case of Series A, $2.1032 in the case of Series B and $30 in the case of Series C by the Conversion Price, as defined. In the event of a public offering of the Company's equity securities resulting in gross proceeds to the Company of $20 million or greater, all outstanding Redeemable Convertible Preferred Stock will automatically be converted into Common Stock.

    In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A, Series B and Series C are entitled to receive preference to the Common Stock holders to any distribution of any assets of the Company in an amount per share equal to $0.62, $2.1032 and $30 per share, respectively. After the initial distribution of assets, the holders of Series A, Series B and Series C are entitled to participate with the holders of the Common Stock on a pro rata basis until the holders of Series A, Series B and Series C have received an aggregate of $1.86, $6.31 and $90, respectively (as adjusted for any stock splits, stock dividends, recapitalizations, or the like).

    On or at any time after November 26, 2002, subject to the written consent of 66 2/3% of the then outstanding shares of Series A, Series B and Series C, the Redeemable Convertible Preferred Stock may be redeemed for cash in whole or in part for $0.62, $2.1032 and $30 per share (as adjusted for any stock dividends, combinations or splits with respect to such share) plus all declared but unpaid dividends, for Series A, Series B and Series C, respectively.

    The voting rights of the Series A, Series B and Series C are equal to one vote for each share of Common Stock into which such Redeemable Convertible Preferred Stock may be converted. Each share of Series A, Series B and Series C entitles the holder to receive dividends in cash at an annual rate of $0.043, $0.1472 and $2.40 per share, respectively (as adjusted for any stock splits, stock dividends, recapitalizations, or the like). Dividends are payable quarterly when and if declared by the board of directors and are not cumulative.

                                   ETOYS INC.

5. CAPITAL STRUCTURE (CONTINUED)
RECEIVABLES FROM STOCKHOLDERS

    Receivables from stockholders, totaling $30,000 and $138,000 at March 31, 1998 and 1999, respectively, represent interest bearing notes from certain stockholders issued to finance the purchase of 6,605,001 and 50,000 shares of the Company's Common and Series B, respectively. The notes bear interest rates between 6.0% and 8.0% per year with interest due upon payment of the notes. The notes are payable on different dates ranging from December 1, 1999 to July 27, 2002, or upon termination of employment or transfer of any of the purchased shares.

DEFERRED COMPENSATION

    The Company recorded deferred compensation of $55,000 and $44,735,000 for the years ended March 31, 1998 and 1999, respectively. The amounts recorded represent the difference between the grant price and the deemed fair value of the Company's Common Stock for shares subject to options granted. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is typically four years. Total amortization recognized was $2,000 and $5,814,000 for the years ended March 31, 1998 and 1999, respectively.

6. STOCK OPTION PLANS

    In February 1999, the Board of Directors adopted the 1999 Stock Plan, the 1999 Directors' Stock Option Plan and the 1999 Employee Stock Purchase Plan. In March 1999 the stockholders approved these plans. The 1999 Stock Plan provides for 21,600,000 shares of Common Stock to be granted under terms similar to the 1997 Stock Plan. The 1999 Directors' Stock Option Plan reserves a total of 600,000 shares of Common Stock for grants of options to nonemployee directors. The 1999 Employee Stock Purchase Plan reserves a total of 900,000 shares of Common Stock for limited purchases by employees through payroll deductions, with a purchase price equal to 85% of the fair market value of the Common Stock.

    The Company adopted the 1997 Stock Plan, as amended June 1998 (the Plan), which provides for the granting of options for purchases up to 17,400,000 shares of the Company's Common Stock. Under the terms of the Plan, options may be granted to employees, nonemployees, directors or consultants at prices not less than the fair value at the date of grant. Options granted to nonemployees are recorded at the value of negotiated services received. Options vest over four years, 25% for the first year and ratably over the remaining three years and generally expire ten years from the date of grant.

                                   ETOYS INC.

6. STOCK OPTION PLANS (CONTINUED)
    The following table summarizes the Company's stock option activity:

                                           NUMBER OF           PRICE          WEIGHTED AVERAGE
                                            SHARES           PER SHARE         EXERCISE PRICE
                                         -------------  -------------------  ------------------
Outstanding at March 31, 1997..........             --
  Granted..............................      4,407,000  $   0.005 to $0.033      $    0.010
  Exercised............................       (150,000)     0.005 to  0.005           0.005
  Canceled.............................             --                                   --
                                         -------------

Outstanding at March 31, 1998..........      4,257,000      0.005 to  0.033           0.010
  Granted..............................     14,116,650       0.033 to 9.000           1.695
  Exercised............................     (1,736,136)     0.005 to  3.333           0.037
  Canceled.............................     (1,709,838)     0.005 to  3.333           0.053
                                         -------------

Outstanding at March 31, 1999..........     14,927,676      0.005 to  9.000           1.595
                                         -------------
                                         -------------

    Options granted during the years ended March 31, 1998 and 1999 resulted in a total compensation amount of $55,000 and $44,735,000, respectively, and were recorded as deferred compensation in stockholders' equity. The deferred compensation amount will be recognized as compensation expense over the vesting period. During the years ended March 31, 1998 and 1999, such compensation expense amounted to $2,000 and $5,814,000, respectively. Options outstanding at March 31, 1998 and 1999 were exercisable for 321,000 and 535,944 shares of Common Stock, respectively. Common Stock available for future grants at March 31, 1998 and 1999 were 4,165,500 and 22,786,188 shares, respectively.

    Additional information with respect to the outstanding options as of March 31, 1999 is as follows:

                                            OPTIONS OUTSTANDING
                           ------------------------------------------------------        OPTIONS EXERCISABLE
                                                               WEIGHTED AVERAGE    -------------------------------
                                           WEIGHTED AVERAGE        REMAINING                     WEIGHTED AVERAGE
                             NUMBER OF         EXERCISE           CONTRACTUAL       NUMBER OF        EXERCISE
                              SHARES            PRICE                LIFE            SHARES           PRICE
                           -------------  ------------------  -------------------  -----------  ------------------
RANGE OF EXERCISE PRICES
  $0.005 to $0.033.......      2,773,626      $    0.019                8.98          305,994       $    0.016
  $0.140 to $0.140.......        702,000           0.014                9.60               --               --
  $0.143 to $1.667.......      8,095,500           0.494                9.85           52,500            1.667
  $2.833 to $9.000             3,356,550           5.856               10.14          177,450            2.892
                           -------------                                           -----------
  $0.005 to $9.000.......     14,927,676                                              535,944
                           -------------                                           -----------
                           -------------                                           -----------

                                   ETOYS INC.

6. STOCK OPTION PLANS (CONTINUED)
    The Company calculated the minimum fair value of each option grant on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                                 YEARS ENDED MARCH 31,
                                                                                 ----------------------
                                                                                    1998        1999
                                                                                    -----     ---------
Risk-free interest rates.......................................................         6.0%       5.14%
Expected lives (in years)......................................................           5           4
Dividend yield.................................................................           0%          0%
Expected volatility............................................................           0%          0%

    The compensation cost associated with the stock-based compensation plans did not result in a material difference from the reported net loss for the years ended March 31, 1998 or 1999.

7. COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases its office and warehouse facilities under long-term noncancelable operating leases. For the years ended March 31, 1998 and 1999, total rent expense incurred related to these leases amounted to $52,000 and $636,000, respectively.

    At March 31, 1999, future lease commitments under these agreements were as follows:

                                                                                     CAPITAL
                                                                 OPERATING LEASES    LEASES
                                                                 ----------------  -----------
2000...........................................................  $      2,404,000  $   273,000
2001...........................................................         3,040,000      273,000
2002...........................................................         3,101,000      246,000
2003...........................................................         3,916,000           --
2004...........................................................         1,294,000           --
Thereafter.....................................................           431,000           --
                                                                 ----------------  -----------
                                                                       14,186,000      792,000
Less amounts representing interest.............................                --      (85,000)
                                                                 ----------------  -----------
                                                                 $     14,186,000  $   707,000
                                                                 ----------------  -----------
                                                                 ----------------  -----------

EQUIPMENT FINANCING ARRANGEMENT

    During December 1998, the Company entered into a line of credit arrangement with a leasing institution that provides for sale and leaseback transactions of capital equipment up to a maximum of $2,000,000. Under this agreement, $1,344,000 was available for future financing transactions at March 31, 1999. In addition, the agreement provides the leasing institution warrants, with value equal to approximately $112,000 with the number of shares to be determined pursuant to a formula, as defined, at the time of issuance. Such warrants were issued on January 31, 1999.

ADVERTISING COMMITMENTS

    During 1998 and the first part of 1999, the Company entered into a number of commitments for online, print and broadcast advertising. At March 31, 1999, the advertising commitments amounted to approximately $8,828,000 to be incurred through March 2000.

                                   ETOYS INC.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
PURCHASE COMMITMENTS

    At March 31, 1999, the Company had approximately $30.5 million in outstanding orders with certain suppliers for the purchase of inventory. Such purchase commitments are expected to be fulfilled from April to December 1999.

LEGAL MATTERS

    The Company is involved in litigation and other legal matters which have arisen in the normal course of business. Although the ultimate outcome of these matters is not currently determinable, management does not expect that they will have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. INITIAL PUBLIC OFFERING AND STOCK SPLIT

    In February 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Common Stock to the public. Upon completion of the Company's initial public offering, the Series A, Series B and Series C Redeemable Convertible Preferred Stock will convert into 58,730,880 shares of Common Stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the Redeemable Convertible Preferred Stock as of March 31, 1999.

    In March 1999, the Company's Board of Directors declared a stock split of 3 shares for every 1 share of Common Stock then outstanding. The stock split will become effective at the date the Company's public offering of Common Stock is closed. Accordingly, the accompanying financial statements and footnotes have been restated to reflect the stock split. The par value of the shares of Common Stock to be issued in connection with the stock split was credited to Common Stock and a like amount charged to additional paid-in capital.

9. SUBSEQUENT EVENT

    In April 1999, the Company entered into a merger agreement with BabyCenter. In connection with this proposed merger, an aggregate of 18,720,000 shares of the Company's Common Stock will be issued and reserved for issuance upon the exercise of assumed BabyCenter options included in the proposed merger.

    In addition, in May 1999, the Company increased the number of shares eligible to be granted under the 1999 Stock Plan to 24,800,000 and the number of shares available for purchase under the 1999 Employee Stock Purchase Plan to 1,000,000.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial information for eToys consists of the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended March 31, 1999, and the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1999.

    On April 18, 1998, eToys entered into a merger agreement to acquire BabyCenter in exchange for 18,720,000 shares of eToys' common stock. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended March 31, 1999 gives effect to the BabyCenter acquisition as if it had taken place on April 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the BabyCenter acquisition as if it had taken place on March 31, 1999.

    The Unaudited Pro Forma Condensed Combined Statement of Operations combines eToys' historical results of operations for the year ended March 31, 1999 with BabyCenter's historical results for the year ended March 31, 1999. The pro forma financial information is not necessarily indicative of what the actual financial results would have been had the transaction taken place on April 1, 1998 or March 31, 1999 and does not purport to indicate the results of future operations.

    The BabyCenter acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the notes.

    The pro forma financial information should be read in conjunction with the related notes included in this document and the audited financial statements and notes of eToys, and the audited financial statements and notes of BabyCenter, included elsewhere in this prospectus.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                       FOR THE YEAR ENDED MARCH 31, 1999

                 (Amounts in thousands, except per share data)

                                                                                         PRO FORMA
                                                                ETOYS      BABYCENTER   ADJUSTMENTS     TOTAL
                                                              ----------  ------------  ------------  ----------
Net sales...................................................  $   29,959   $    4,768    $       --   $   34,727
Cost of sales...............................................      24,246          981            --       25,227
                                                              ----------  ------------  ------------  ----------
Gross profit................................................       5,713        3,787            --        9,500
Operating expenses
  Marketing and sales.......................................      20,719        2,461            --       23,180
  Product development.......................................       3,608        3,752            --        7,360
  General and administrative................................      10,166        2,375         3,864(5)     16,405
  Goodwill amortization.....................................         319           --        36,136(6)     36,455
                                                              ----------  ------------  ------------  ----------
                                                                  34,812        8,588        40,000       83,400
                                                              ----------  ------------  ------------  ----------
Operating loss..............................................     (29,099)      (4,801)      (40,000)     (73,900)
Other income:
  Interest income...........................................         589          280            --          869
  Interest expense..........................................         (47)         (24)           --          (71)
                                                              ----------  ------------  ------------  ----------
Loss before provision for taxes.............................     (28,557)      (4,545)      (40,000)     (73,102)
Provision for taxes.........................................           1           --            --            1
                                                              ----------  ------------  ------------  ----------
Net loss....................................................  $  (28,558)  $   (4,545)   $  (40,000)  $  (73,103)
                                                              ----------  ------------  ------------  ----------
                                                              ----------  ------------  ------------  ----------
Basic net loss per equivalent share.........................  $    (0.85)                             $    (1.46)
                                                              ----------                              ----------
                                                              ----------                              ----------
Pro forma for conversion of preferred stock basic net loss
  per equivalent share......................................  $    (0.35)                             $    (0.74)
                                                              ----------                              ----------
                                                              ----------                              ----------
Shares used to compute basic net loss per equivalent
  share.....................................................      33,428                     16,709       50,137
                                                              ----------                ------------  ----------
                                                              ----------                ------------  ----------
Shares used to compute pro forma for conversion of preferred
  stock basic net loss per equivalent share.................      81,923                     16,709       98,632
                                                              ----------                ------------  ----------
                                                              ----------                ------------  ----------

   See notes to unaudited pro forma condensed combined financial information.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1999

                             (Amount in thousands)

                                                                                        PRO FORMA
                                                                ETOYS     BABYCENTER   ADJUSTMENTS      TOTAL
                                                              ---------  ------------  ------------  -----------
ASSETS

Current assets:
  Cash and cash equivalents.................................  $  20,173   $    9,000    $       --   $    29,173
  Inventories...............................................      5,067          201            --         5,268
  Prepaid expenses and other current assets.................      1,577          750            --         2,327
                                                              ---------  ------------  ------------  -----------
Total current assets........................................     26,817        9,951            --        36,768
Property and equipment......................................      2,505        1,582            --         4,087
Accumulated depreciation and amortization...................       (369)        (278)           --          (647)
                                                              ---------  ------------  ------------  -----------
                                                                  2,136        1,304            --         3,440
Goodwill (net of accumulated amortization)..................        637           --       180,678(2)     181,315
Other assets................................................      1,076           40            --         1,116
                                                              ---------  ------------  ------------  -----------
Total assets................................................  $  30,666   $   11,295    $  180,678   $   222,639
                                                              ---------  ------------  ------------  -----------
                                                              ---------  ------------  ------------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable..........................................  $   4,236   $      693    $       --   $     4,929
  Deferred revenues.........................................         --          713            --           713
  Accrued expenses..........................................        760          723            --         1,483
                                                              ---------  ------------  ------------  -----------
Total current liabilities...................................      4,996        2,129            --         7,125
Long-term capital lease obligations.........................        477          564            --         1,041
Redeemable convertible preferred stock......................     49,291           --            --        49,291
Stockholders' equity (deficit)..............................    (24,098)       8,602    $  (15,457)(3)     165,182
                                                                                           196,135(4)
                                                              ---------  ------------  ------------  -----------
Total liabilities and stockholders' equity (deficit)........  $  30,666   $   11,295    $  180,678   $   222,639
                                                              ---------  ------------  ------------  -----------
                                                              ---------  ------------  ------------  -----------

   See notes to unaudited pro forma condensed combined financial information.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

    The pro forma information gives effect to eToys' acquisition of BabyCenter through a merger and exchange of shares. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended March 31, 1999 reflects this transaction as if it had taken place on April 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects this transaction as if it had taken place on March 31, 1999.

    The BabyCenter acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the following notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of BabyCenter based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the BabyCenter acquisition. eToys does not expect that the final allocation of the purchase price will differ materially from the preliminary allocations. In the opinion of eToys' management, all adjustments necessary to present fairly such pro forma financial information have been based on the proposed terms and structure of the BabyCenter merger.

    The pro forma financial information is not necessarily indicative of what the actual financial results would have been had this transaction taken place on April 1, 1998 or March 31, 1999 and does not purport to indicate the results of future operations.

    The pro forma financial information gives effect to the following pro forma adjustments:

    1. In accordance with the reorganization agreement for the BabyCenter merger:

    The BabyCenter merger will be accounted for using the purchase method of accounting. The purchase price was based on $11.00 per share, which is the mid-point of eToys' filing range at the announcement of the BabyCenter merger.

    The purchase price was determined as follows:

                                                   BABYCENTER                    FAIR VALUE
                                                     SHARES     ETOYS SHARES   (IN THOUSANDS)
                                                  ------------  -------------  --------------
Shares..........................................    7,335,026      16,708,886   $    183,798
Vested stock options............................      222,958         507,889          5,482
Unvested stock options..........................      659,900       1,503,225         15,457
                                                  ------------  -------------  --------------
  Totals........................................    8,217,884      18,720,000   $    204,737
                                                  ------------  -------------  --------------
                                                  ------------  -------------  --------------

    The BabyCenter shares were first converted to eToys equivalent shares by taking the number of BabyCenter shares multiplied by the exchange ratio of approximately 2.28 eToys shares for each BabyCenter share.

    The fair value of "shares" was calculated by taking the fair value of the stock ($11.00 per share) times the number of eToys shares to be exchanged.

    With respect to stock options exchanged as part of the BabyCenter merger, all vested and unvested BabyCenter options exchanged for eToys options are included as part of the purchase price based on their fair value.

    The fair value of the stock was calculated by taking the vested and unvested options to purchase eToys shares (2,011,114 options) times the fair value of the stock ($11.00 per share) less the proceeds which will be received from the optionholders upon exercise.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

    The pro forma financial information has been prepared on the basis of assumptions described in these notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of BabyCenter based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the BabyCenter acquisition. Below is a table of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired (in thousands):

                                                                                                    ANNUAL
                                                                                                 AMORTIZATION
                                                                                                      OF
                                                                             AMORTIZATION LIFE    INTANGIBLES
                                                                            -------------------  -------------
ESTIMATED ACQUISITION COST:
  Estimated purchase price.............................    $     204,737
                                                         -----------------
                                                         -----------------

PURCHASE PRICE ALLOCATION:
  Estimated fair value of net tangible assets of
    BabyCenter at March 31, 1999.......................    $       8,602
  Deferred compensation on unvested stock options
    assumed............................................           15,457                 4        $     3,864
  Intangible assets acquired:
  Goodwill.............................................          180,678                 5             36,136
                                                         -----------------
                                                           $     204,737
                                                         -----------------
                                                         -----------------

    Tangible assets of BabyCenter acquired in the BabyCenter merger principally include cash, and fixed assets. Liabilities of BabyCenter assumed in the BabyCenter merger principally include accounts payable, accrued payroll and other current liabilities.

    2. The pro forma adjustment is for goodwill allocation of $180.7 million.

    3. The pro forma adjustment is for deferred stock compensation associated with the unvested BabyCenter stock options to acquire approximately 1,503,225 shares of common stock to be assumed by eToys.

    4. The pro forma adjustment to "stockholders' equity" reflects the elimination of BabyCenter's stockholders' equity ($8.6 million) and the impact of the issuance of eToys' common stock ($204.7 million) in connection with the BabyCenter merger.

    5. The pro forma adjustment is for amortization of deferred stock compensation associated with the unvested BabyCenter stock options assumed by eToys over the remaining vesting period.

    6. The pro forma adjustment is for amortization of goodwill.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BabyCenter, Inc.

    We have audited the accompanying balance sheets of BabyCenter, Inc. as of September 30, 1997 and 1998 and March 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (February 11, 1997) to September 30, 1997, for the year ended September 30, 1998, and for the six months ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BabyCenter, Inc. at September 30, 1997 and 1998 and March 31, 1999, and the results of its operations and its cash flows for the period from inception (February 11, 1997) to September 30, 1997, for the year ended September 30, 1998 and for the six months ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Palo Alto, California
April 30, 1999

                                BABYCENTER, INC.

                                 BALANCE SHEETS

                                                            SEPTEMBER 30,
                                                       -----------------------   MARCH 31,
                                                          1997        1998         1999
                                                       ----------  -----------  -----------
ASSETS
Current assets:
  Cash and cash equivalents..........................  $1,795,941  $ 1,201,786  $ 8,999,635
  Short-term investments.............................     972,713           --           --
  Accounts receivable, net of allowance of $30,000 at
    March 31, 1999...................................      11,500      706,136      669,388
  Inventories........................................          --           --      201,286
  Other current assets...............................      18,913       69,367       80,149
                                                       ----------  -----------  -----------
Total current assets.................................   2,799,067    1,977,289    9,950,458

Property and equipment, net..........................      91,538      601,867    1,304,404

Other assets.........................................      29,906       36,892       40,025
                                                       ----------  -----------  -----------
                                                       $2,920,511  $ 2,616,048  $11,294,887
                                                       ----------  -----------  -----------
                                                       ----------  -----------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................  $   34,004  $   292,439  $   693,418
  Accrued liabilities................................       6,206       25,202      604,930
  Deferred revenue...................................      53,876      464,920      713,161
  Current portion of capital lease obligations.......      33,421      124,135      117,659
                                                       ----------  -----------  -----------
Total current liabilities............................     127,507      906,696    2,129,168

Capital lease obligations, net of current portion....      51,079       38,661      564,089

Commitments

Stockholders' equity:
  Preferred stock, $0.001 par value, 5,700,000 shares
    authorized, issuable in series: 2,862,717,
    2,895,930, and 4,895,930 convertible shares
    issued and outstanding at September 30, 1997 and
    1998 and March 31, 1999, respectively (aggregate
    liquidation preference of $13,331,330 at March
    31, 1999)........................................   3,260,981    3,310,981   13,245,642
  Common stock, $0.001 par value, 11,000,000 shares
    authorized, 1,759,138 and 2,297,096 shares issued
    and outstanding at September 30, 1997 and 1998
    and March 31, 1999, respectively.................       1,759        1,759    1,104,606
  Additional paid-in capital.........................          --           --    9,874,296
  Notes receivable from officers.....................          --           --   (1,102,000)
  Deferred compensation..............................          --           --   (8,896,144)
  Accumulated deficit................................    (520,815)  (1,642,049)  (5,624,770)
                                                       ----------  -----------  -----------
Total stockholders' equity...........................   2,741,925    1,670,691    8,601,630
                                                       ----------  -----------  -----------
                                                       $2,920,511  $ 2,616,048  $11,294,887
                                                       ----------  -----------  -----------
                                                       ----------  -----------  -----------

                            See accompanying notes.

                                BABYCENTER, INC.

                            STATEMENTS OF OPERATIONS

                                                     PERIOD FROM
                                                      INCEPTION
                                                    (FEBRUARY 11,                         SIX MONTHS ENDED
                                                       1997) TO       YEAR ENDED             MARCH 31,
                                                    SEPTEMBER 30,   SEPTEMBER 30,   ----------------------------
                                                         1997            1998                          1999
                                                    --------------  --------------      1998      --------------
                                                                                    ------------
                                                                                    (UNAUDITED)
Revenues..........................................   $      7,624    $  1,935,668    $  250,869   $    3,083,355

Costs and expenses:
  Cost of revenues................................             --         178,924        10,021          812,569
  Technology and development......................        200,057       1,374,012       364,605        2,742,789
  Marketing and sales.............................         56,918         853,015       210,184        1,817,701
  General and administrative......................        280,621         744,761       282,691        1,912,386
                                                    --------------  --------------  ------------  --------------
Total costs and expenses..........................        537,596       3,150,712       867,501        7,285,445
                                                    --------------  --------------  ------------  --------------

Loss from operations..............................       (529,972)     (1,215,044)     (616,632)      (4,202,090)

Interest and other income, net....................          9,157          93,810        57,201          219,369
                                                    --------------  --------------  ------------  --------------
Net loss..........................................   $   (520,815)   $ (1,121,234)   $ (559,431)  $   (3,982,721)
                                                    --------------  --------------  ------------  --------------
                                                    --------------  --------------  ------------  --------------

Basic and diluted net loss per share..............   $      (1.17)   $      (1.41)   $    (0.82)  $        (3.78)
                                                    --------------  --------------  ------------  --------------
                                                    --------------  --------------  ------------  --------------

Weighted-average shares used in per share
  calculation.....................................        446,340         792,778       683,374        1,053,685
                                                    --------------  --------------  ------------  --------------
                                                    --------------  --------------  ------------  --------------

                            See accompanying notes.

                                BABYCENTER, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                           CONVERTIBLE PREFERRED                                         NOTES
                                   STOCK               COMMON STOCK       ADDITIONAL  RECEIVABLE
                           ----------------------  ---------------------   PAID-IN       FROM      DEFERRED STOCK   ACCUMULATED
                            SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL     OFFICERS     COMPENSATION      DEFICIT
                           ---------  -----------  ---------  ----------  ----------  -----------  --------------  -------------
Issuance of common stock
  for cash and conversion
  of debt................         --  $        --  1,759,138  $    1,759  $       --  $        --   $         --    $        --
Issuance of Series A
  convertible preferred
  stock for cash, net of
  issuance costs of
  $10,000................  1,202,046      771,333         --          --          --           --             --             --
Issuance of Series B
  convertible preferred
  stock for cash, net of
  issuance costs of
  $10,350................  1,660,671    2,489,648         --          --          --           --             --             --
Net loss.................         --           --         --          --          --           --             --       (520,815)
                           ---------  -----------  ---------  ----------  ----------  -----------  --------------  -------------
Balance at September 30,
  1997...................  2,862,717    3,260,981  1,759,138       1,759          --           --             --       (520,815)
Issuance of Series B
  convertible preferred
  stock for cash.........     33,213       50,000         --          --          --           --             --             --
Net loss.................         --           --         --          --          --           --             --     (1,121,234)
                           ---------  -----------  ---------  ----------  ----------  -----------  --------------  -------------
Balance at September 30,
  1998...................  2,895,930    3,310,981  1,759,138       1,759          --           --             --     (1,642,049)
Issuance of Series C
  convertible preferred
  stock for cash, net of
  Issuance costs of
  $65,339................  2,000,000    9,934,661         --          --          --           --             --             --
Issuance of common stock
  upon exercises of stock
  options................         --           --    537,958   1,102,847          --   (1,102,000)            --             --
Issuance of warrant for
  services...............         --           --         --          --     405,523           --             --             --
Deferred compensation....         --           --         --          --   9,468,773           --     (9,468,773)            --
Amortization of deferred
  compensation...........         --           --         --          --          --           --        572,629             --
Net loss.................         --           --         --          --          --           --             --     (3,982,721)
                           ---------  -----------  ---------  ----------  ----------  -----------  --------------  -------------
Balance at March 31,
  1999...................  4,895,930  $13,245,642  2,297,096  $1,104,606  $9,874,296  $(1,102,000)  $ (8,896,144)   $(5,624,770)
                           ---------  -----------  ---------  ----------  ----------  -----------  --------------  -------------
                           ---------  -----------  ---------  ----------  ----------  -----------  --------------  -------------


                               TOTAL
                           STOCKHOLDERS'
                               EQUITY
                           --------------
Issuance of common stock
  for cash and conversion
  of debt................   $      1,759
Issuance of Series A
  convertible preferred
  stock for cash, net of
  issuance costs of
  $10,000................        771,333
Issuance of Series B
  convertible preferred
  stock for cash, net of
  issuance costs of
  $10,350................      2,489,648
Net loss.................       (520,815)
                           --------------
Balance at September 30,
  1997...................      2,741,925
Issuance of Series B
  convertible preferred
  stock for cash.........         50,000
Net loss.................     (1,121,234)
                           --------------
Balance at September 30,
  1998...................      1,670,691
Issuance of Series C
  convertible preferred
  stock for cash, net of
  Issuance costs of
  $65,339................      9,934,661
Issuance of common stock
  upon exercises of stock
  options................            847
Issuance of warrant for
  services...............        405,523
Deferred compensation....             --
Amortization of deferred
  compensation...........        572,629
Net loss.................     (3,982,721)
                           --------------
Balance at March 31,
  1999...................   $  8,601,630
                           --------------
                           --------------

                            See accompanying notes.

                                BABYCENTER, INC.

                            STATEMENTS OF CASH FLOWS

                                                     PERIOD FROM
                                                      INCEPTION                           SIX MONTHS ENDED
                                                    (FEBRUARY 11,                            MARCH 31,
                                                       1997) TO       YEAR ENDED    ----------------------------
                                                    SEPTEMBER 30,   SEPTEMBER 30,       1998
                                                         1997            1998       ------------       1999
                                                    --------------  --------------  (UNAUDITED)   --------------
OPERATING ACTIVITIES
Net loss                                             $   (520,815)   $ (1,121,234)   $ (559,431)  $   (3,982,721)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation....................................          9,443          80,101        26,225          188,211
  Issuance of warrant for services................             --              --            --          405,523
  Amortization of deferred compensation...........             --              --            --          572,629
  Changes in operating assets and liabilities:
    Accounts receivable...........................        (11,500)       (694,636)        3,000           36,748
    Inventories...................................             --              --            --         (201,286)
    Other current assets..........................        (18,913)        (50,454)     (162,041)         (10,782)
    Other assets..................................        (29,906)         (6,986)       (8,329)          (3,133)
    Accounts payable..............................         34,004         258,435        29,526          400,979
    Accrued liabilities...........................          6,206          18,996         5,051          579,728
    Deferred revenue..............................         53,876         411,044        87,257          248,241
                                                    --------------  --------------  ------------  --------------
Net cash used in operating activities.............       (477,605)     (1,104,734)     (578,742)      (1,765,863)
                                                    --------------  --------------  ------------  --------------
INVESTING ACTIVITIES
Purchases of property and equipment...............             --        (400,112)       (2,900)        (659,682)
Purchase of short-term investments................       (972,713)             --            --               --
Proceeds from maturity of short-term
  investments.....................................             --         972,713       972,713               --
                                                    --------------  --------------  ------------  --------------
Net cash provided by (used in) investing
  activities......................................       (972,713)        572,601       969,813         (659,682)
                                                    --------------  --------------  ------------  --------------
FINANCING ACTIVITIES
Proceeds from issuance of preferred stock.........      3,260,981          50,000            --        9,934,661
Proceeds from issuance of common stock............          1,759              --            --              847
Proceeds from lease financing of equipment........             --              --            --          400,112
Repayments of principal on capital leases.........        (16,481)       (112,022)      (40,407)        (112,226)
                                                    --------------  --------------  ------------  --------------
Net cash provided by (used in) financing
  activities......................................      3,246,259         (62,022)      (40,407)      10,223,394
                                                    --------------  --------------  ------------  --------------
Net increase (decrease) in cash and cash
  equivalents.....................................      1,795,941        (594,155)      350,664        7,797,849
Cash and cash equivalents at beginning of
  period..........................................             --       1,795,941     1,795,941        1,201,786
                                                    --------------  --------------  ------------  --------------
Cash and cash equivalents at end of period........   $  1,795,941    $  1,201,786    $2,146,605   $    8,999,635
                                                    --------------  --------------  ------------  --------------
                                                    --------------  --------------  ------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid.....................................   $         --    $     17,008    $    5,234   $       11,513
                                                    --------------  --------------  ------------  --------------
                                                    --------------  --------------  ------------  --------------
Property and equipment acquired under lease
  financing.......................................   $    100,981    $    190,318    $  102,623   $      231,066
                                                    --------------  --------------  ------------  --------------
                                                    --------------  --------------  ------------  --------------

                            See accompanying notes.

                                BABYCENTER, INC.

                         NOTES TO FINANCIAL STATEMENTS

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

    BabyCenter, Inc. (the "Company") is an Internet information and commerce company serving new and expectant parents. BabyCenter, Inc. produces BabyCenter.com, the Web's information source on preconception, pregnancy and baby, and operates the BabyCenter Store, an online store with related products and supplies. BabyCenter, Inc. also develops Internet information and marketing products for healthcare companies. BabyCenter, Inc. was incorporated in Delaware on February 11, 1997. BabyCenter, Inc. conducts its business within one industry segment and all operations through September 30, 1998 were based in the United States.

    Since its incorporation, BabyCenter, Inc. has incurred cumulative losses totaling approximately $5,625,000 and expects to incur additional losses for the next several years. BabyCenter, Inc.'s current operating plan shows that BabyCenter, Inc. will continue to require additional capital to fund its operations and market its products. To date, BabyCenter, Inc. has financed its operations with the net proceeds from private placements of its equity securities, and capital equipment lease financing. BabyCenter, Inc. plans to seek additional funding through public or private financing or other arrangements with third parties. If the financing arrangements contemplated by management are not consummated, BabyCenter, Inc. may have to seek other sources of capital or reevaluate its operating plans.

INTERIM FINANCIAL STATEMENTS

    The accompanying statements of operations and cash flows for the six months ended March 31, 1998 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the results of operations and cash flows for the interim period.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

    BabyCenter, Inc. considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Management has designated these investments as available for sale. BabyCenter, Inc. invests its excess cash in money market funds and corporate debt obligations of financial institutions in the United States. The short-term investments at September 30, 1997 were comprised of corporate debt obligations with maturities of less than one year. These investments are reported at amortized cost which approximates fair value. BabyCenter, Inc. had no short-term investments at September 30, 1998 and March 31, 1999. The carrying amount reported on the balance sheet for cash and cash equivalents approximates their fair value. Fair values are estimated based on quoted market prices or pricing models using current

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) market rates. Realized gains or losses for the period from inception (February 11, 1997) to September 30, 1997 ("period ended September 30, 1997"), the year ended September 30, 1998, and the six months ended March 31, 1998 and 1999 were not material.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments that subject BabyCenter, Inc. to concentrations of credit risk consist principally of cash investments and accounts receivable. BabyCenter, Inc. invests cash which is not required for immediate operating needs principally in deposits and money market funds, which bear minimal risk. BabyCenter, Inc. has not experienced any significant losses on these investments.

    For the period ended September 30, 1997, 3 customers (Health Trac, Inc., Charles Schwab, Inc. and Palo Alto Medical Foundation) accounted for 41%, 41%, and 18%, respectively, of total revenue. At September 30, 1997, 1 customer represented 100% of the total balance of accounts receivable. For the year ended September 30, 1998, 3 customers (The Procter and Gamble Distributing Company, SmithKline Beecham, Inc. and Blue Shield of California) accounted for 31%, 18%, and 16%, respectively, of total revenue. At September 30, 1998, 2 customers represented 66% and 11% of the total balance of accounts receivable. For the six months ended March 31, 1999, 3 customers (Blue Shield of California, The Procter and Gamble Distributing Company and Johnson & Johnson Consumer Company, Inc.) represented 36%, 13%, and 10%, respectively, of total revenue. At March 31, 1999, 2 customers represented 60% and 10% of the total balance of accounts receivable. BabyCenter, Inc. performs ongoing credit evaluations of its customers but does not require collateral. There have been no material losses on individual customer receivables.

INVENTORIES

    Inventories are stated at the lower of cost (using the first-in, first-out method) or market and consist primarily of finished goods.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, typically three to five years. Assets acquired under lease and leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

REVENUE RECOGNITION

    Revenues primarily consist of online and publishing services revenues. Online revenues are derived principally from the sale of banner advertisements and sponsorship advertising. In general, the sponsorship advertising contracts have longer terms than standard banner advertising contracts and also involve more integration, such as the placement of buttons which provide users with direct links to the advertiser's website. Advertising revenues on each banner and sponsorship contract are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company obligations typically include guarantees of a minimum number of "impressions," or times that an advertisement appears in pages viewed by users of BabyCenter, Inc.'s online properties. To the extent minimum guaranteed impressions are not met, BabyCenter, Inc. defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

    BabyCenter, Inc. also earns revenue on sponsorship and Internet marketing contracts which generally involve fees relating to the design, coordination, editorial content, website hosting, and integration of the customer's content and links into BabyCenter, Inc.'s online properties. These fees are generally recognized as revenue as earned over the period in which related impressions or services are delivered.

    Publishing services revenue consists of developing customized print products. Such revenue is recorded when earned, generally upon delivery of the product. Payments received which are related to future performance are deferred and recognized as revenue when earned.

    Revenues from electronic commerce transactions, which consist primarily of merchandise sold via the Internet, include outbound shipping and handling charges and are recognized when the products are shipped. Revenues from electronic commerce transactions from inception through September 30, 1998 were not significant. Such revenues and cost of revenues were approximately $610,000 and $560,000 for the six months ended March 31, 1999.

COST OF REVENUES

    Cost of online revenues consist of merchandise sold, inbound, and outbound shipping costs and direct cost of order fulfillment. Cost of publishing services revenue comprises direct printing and publishing cost. Such costs are expensed as incurred.

TECHNOLOGY AND DEVELOPMENT

    Technology and development expenses consist principally of payroll and related expense for development, editorial, systems and telecommunications operations personnel and consultants, systems and telecommunications infrastructure, store management, and costs of acquired content. To date, all such development costs have been expensed as incurred.

ADVERTISING COSTS

    Advertising costs are accounted for as expenses in the period in which they are incurred. Advertising expense for the period ended September 30, 1997 and the year ended September 30, 1998 was approximately $14,500 and $260,000. Advertising expense for the six months ended March 31, 1998 and 1999 was approximately $60,450 and $609,000.

STOCK-BASED COMPENSATION

    BabyCenter, Inc. grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the grant date. BabyCenter, Inc. accounts for stock option grants in accordance with the provisions of the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes no

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) compensation expense for stock options granted with exercise prices that are not less than the fair value of BabyCenter, Inc.'s common stock on the date of grant.

NET LOSS PER SHARE

    Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period less shares subject to repurchase. Had BabyCenter, Inc. been in a net income position, diluted earnings per share would have included the shares used in the computation of basic net income per share as well as the impact of outstanding options and warrants to purchase common stock, using the treasury stock method, to purchase an additional 281,895 shares for the period ended September 30, 1997, 677,320 shares for the year ended September 30, 1998 and 537,507 and 1,024,858 shares for the six months ended March 31, 1998 and 1999. Such shares have been excluded because they are antidilutive for all periods presented. Shares of convertible preferred stock have been excluded from the computation.

    A reconciliation of shares used in the calculation of basic and diluted net loss per share follows:

                                                                     SIX MONTHS ENDED
                               PERIOD ENDED     YEAR ENDED              MARCH 31,
                              SEPTEMBER 30,   SEPTEMBER 30,   ------------------------------
                                   1997            1998                            1999
                              --------------  --------------       1998       --------------
                                                              --------------
                                                               (UNAUDITED)
Net loss....................   $   (520,815)   $ (1,121,234)  $     (559,431) $   (3,982,721)
                              --------------  --------------  --------------  --------------
                              --------------  --------------  --------------  --------------
Basic and diluted:
  Weighted-average shares of
    common stock
    outstanding.............      1,759,138       1,759,138        1,759,138       1,827,702
  Less weighted-average
    shares subject to
    repurchase..............     (1,312,798)       (966,360)      (1,075,764)       (774,017)
                              --------------  --------------  --------------  --------------
  Shares used in computing
    basic and diluted net
    loss per share..........        446,340         792,778          683,374       1,053,685
                              --------------  --------------  --------------  --------------
                              --------------  --------------  --------------  --------------
Basic and diluted net loss
  per share.................   $      (1.17)   $      (1.41)  $        (0.82) $        (3.78)
                              --------------  --------------  --------------  --------------
                              --------------  --------------  --------------  --------------

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") (collectively, the "Statements"). BabyCenter, Inc. adopted these Statements as of October 1, 1998.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. The adoption of SFAS 130 had no impact on the BabyCenter, Inc.'s results of operations or financial condition. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. BabyCenter, Inc. operates as one reportable segment and has determined that the specific additional information and disclosure requirements under SFAS 131 are not material to BabyCenter, Inc. for the period ended March 31, 1999.

    In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the year ending September 30, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. BabyCenter, Inc. believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not invest in derivative instruments and engage in hedging activities.

    In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. BabyCenter, Inc. is required to implement SOP 98-1 for the year ending September 30, 2000. Adoption of SOP 98-1 is expected to have no material impact on BabyCenter, Inc.'s financial condition or results of operations.

2.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                            SEPTEMBER 30,
                                                       ------------------------    MARCH 31,
                                                          1997         1998          1999
                                                       -----------  -----------  -------------
Furniture and equipment..............................  $    98,593  $   685,858  $   1,458,850
Software.............................................        2,388        2,653        120,409
Leasehold improvements...............................           --        2,900          2,900
                                                       -----------  -----------  -------------
                                                           100,981      691,411      1,582,159
Less accumulated depreciation........................       (9,443)     (89,544)      (277,755)
                                                       -----------  -----------  -------------
Property and equipment, net..........................  $    91,538  $   601,867  $   1,304,404
                                                       -----------  -----------  -------------
                                                       -----------  -----------  -------------

    Property and equipment includes certain furniture, computers, and equipment financed under capital leases. The cost of such assets under capital leases was $100,981 and $285,745 at September 30, 1997 and 1998, and $916,924 at March 31,
1999. Accumulated amortization for these assets was $9,443 and $88,748 at September 30, 1997 and 1998 and $169,616 at March 31, 1999.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

3.  COMMITMENTS

OPERATING LEASE COMMITMENTS

    BabyCenter, Inc. leases its facilities under noncancelable operating leases expiring in May and July 1999. Rent expense for facilities under operating leases was approximately $25,300 and $107,000 for the period ended September 1997 and for the year ended September 30, 1998. Rent expense was approximately $65,600 and $141,600 for the six months ended March 31, 1998 and 1999. Future minimum rental commitments under operating leases at March 31, 1999 are as follows:

1999.............................................................  $ 121,328
2000.............................................................    125,818
                                                                   ---------
                                                                   $ 247,146
                                                                   ---------
                                                                   ---------

CAPITAL LEASE OBLIGATIONS

    BabyCenter, Inc. leases certain furniture, computers and equipment under noncancelable capital leases. Obligations under capital leases represent the present value of future noncancelable rental payments under various lease agreements.

    Future minimum lease payments under capital leases are as follows at March 31, 1999:

Fiscal year ended
  1999..........................................................  $ 144,166
  2000..........................................................    259,018
  2001..........................................................    170,032
  2002..........................................................    160,166
  2003..........................................................     39,272
  2004 and thereafter...........................................      2,355
                                                                  ---------
Total minimum lease payments....................................    775,009
Less amount representing interest...............................    (93,261)
                                                                  ---------
Present value of net minimum lease payments.....................    681,748
Less current portion............................................   (117,659)
                                                                  ---------
Long-term portion...............................................  $ 564,089
                                                                  ---------
                                                                  ---------

4.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

    BabyCenter, Inc.'s Certificate of Incorporation provide for the issuance of up to 5,700,000 shares of convertible preferred stock, 1,307,693 of which have been designated as Series A, 1,860,672 as Series B, and 2,500,000 as Series C. Shares outstanding at March 31, 1999 are 1,202,046 Series A, 1,693,884 Series B and 2,000,000 Series C.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

4.  STOCKHOLDERS' EQUITY (CONTINUED)
    Each share of Series A, B and C preferred stock is convertible, at the option of the holder, into a share of common stock, on a one-for-one basis, subject to certain adjustments for dilution, if any, resulting from future stock issuances. Additionally, the preferred shares automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which BabyCenter, Inc. receives at least $15,000,000 in gross proceeds and the price per share is at least $10.00 (subject to adjustment for a recapitalization or certain other stock adjustments).

    Series A, B and C preferred stockholders are entitled to annual noncumulative dividends, before and in preference to any dividends paid on common stock, when and as declared by the board of directors. No dividends have been declared through March 31, 1999.

    The Series A, B and C preferred stockholders are entitled to receive, upon liquidation or merger, a distribution of $0.65, $1.51 and $5.00 per share (subject to adjustment for a recapitalization) plus all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per-share basis among the common stockholders and the Series A, B and C preferred stockholders.

    The Series A, B and C preferred stockholders have voting rights equal to the common shares they would own upon conversion.

    As of March 31, 1999, BabyCenter, Inc. has reserved 4,895,930 shares of common stock for issuance upon conversion of its Series A, B and C preferred stock.

COMMON STOCK

    Since inception (February 11, 1997), BabyCenter, Inc. issued 2,277,397 shares of common stock to founders and officers for cash and notes receivable. The common stock is subject to repurchase, at the Company's option, until vested. Shares generally vest over a period of three to four years. At March 31, 1999, approximately 928,113 shares were subject to repurchase. The weighted-average fair value of unvested stock issued during the period since inception (February 11, 1997) is $3.11 per share.

WARRANTS

    In October 1998, BabyCenter, Inc. entered into an agreement with a vendor for the supply goods and certain fulfillment services to support electronic commerce transactions of BabyCenter, Inc. In connection with this agreement, BabyCenter, Inc. granted the vendor a warrant to purchase up to 120,000 shares of common stock of BabyCenter, Inc. at a price of $0.25 per share. The warrant becomes exercisable ratably over the term of the agreement. At March 31, 1999, warrants for 60,000 shares were not exercisable. The warrant expires in November 2003. The warrant has been accounted for as a variable award and as such during the six months ended March 31, 1999, the Company recorded a charge of $405,523 related to the value of the warrants which became exercisable during the period. This amount is included in marketing and sales expense in the accompanying Statement of Operations.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

4.  STOCKHOLDERS' EQUITY (CONTINUED)
    In October 1998, BabyCenter, Inc. issued warrants to purchase up to 22,000 shares of Series C convertible preferred stock at $5.00 per share in connection with an equipment lease financing arrangement. These warrants are immediately exercisable and expire in October 2003 or earlier upon completion of the merger. No amount was allocated to the value these warrants as such amounts were not significant.

NOTES RECEIVABLE FROM OFFICERS

    Notes receivable from officers, totaling $1,102,000 at March 31, 1999 represent interest bearing full recourse notes from certain officers issued to finance the purchase of 527,000 shares of common stock of BabyCenter, Inc. The notes bear interest at a rate of 4.77% per annum, with principal and interest due and payable on various dates in March 2003.

1997 STOCK PLAN

    In February 1997, the board of directors adopted the 1997 Stock Plan (the "Plan") for issuance of options of common stock to eligible participants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value and nonstatutory options may be granted to eligible participants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options generally vest at the rate of 25% after one year from the date of grant, with the remaining balance vesting monthly over the next three years with a term of 10 years. BabyCenter, Inc. has reserved 2,261,500 shares of common stock for the grant of options under the Plan.

    Pro forma information regarding net loss is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and has been determined as if BabyCenter, Inc. had accounted for its employee stock options under the fair value method as specified by SFAS 123. The fair value of these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions: no dividends; an expected life of five years; and a risk-free interest rate of approximately 6% for the period ended September 30, 1997, for the year ended September 30, 1998 and for the six months ended March 31, 1998 and 1999.

    The effect of applying the FASB statement's minimum value method to BabyCenter, Inc.'s stock options granted did not result in pro forma net loss amounts that are materially different from the reported historical amounts. Therefore, such pro forma information is not separately presented herein. Future pro forma net income (loss) results may be materially different from actual amounts reported.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

4.  STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of activity under BabyCenter, Inc.'s stock option plan was as follows:

                                                                 SHARES UNDER      WEIGHTED-
                                             SHARES AVAILABLE      OPTIONS          AVERAGE
                                                 FOR GRANT       OUTSTANDING    EXERCISE PRICE
                                             -----------------  --------------  ---------------
Shares authorized for issuance.............          559,440               --             --
Options granted............................         (281,895)         281,895      $    0.07
                                             -----------------  --------------
Balance at September 30, 1997..............          277,545          281,895      $    0.07
Additional authorization...................          602,060               --             --
Options granted............................         (521,612)         521,612      $    0.17
Options exercised..........................               --               --             --
Options forfeited..........................          126,187         (126,187)     $    0.08
                                             -----------------  --------------
Balance at September 30, 1998..............          484,180          677,320      $    0.14
Additional authorization...................        1,100,000               --             --
Options granted............................         (792,038)         792,038      $    2.38
Options exercised..........................               --         (537,958)     $    2.05
Options forfeited..........................           48,542          (48,542)     $    0.40
                                             -----------------  --------------
Balance at March 31, 1999..................          840,684          882,858      $    1.34
                                             -----------------  --------------
                                             -----------------  --------------

                               OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                  ---------------------------------------------  ---------------------------
                      OPTIONS                        WEIGHTED-      OPTIONS       WEIGHTED-
                  OUTSTANDING AT                      AVERAGE    EXERCISABLE AT    AVERAGE
 EXERCISE PRICE    SEPTEMBER 30,                     EXERCISE    SEPTEMBER 30,    EXERCISE
     RANGE             1998                            PRICE          1998          PRICE
----------------  ---------------     WEIGHTED-     -----------  --------------  -----------
                                       AVERAGE
                                      REMAINING
                                     CONTRACTUAL
                                        LIFE
                                   ---------------
                                     (IN YEARS)
  $0.07-$0.95           688,570            8.92      $    0.31        215,208     $    0.13
  $2.00-$4.00           194,288            9.93      $    3.50          7,750     $    3.20
                  ---------------                                --------------
  $0.07-$4.00           882,858            9.25      $    1.34        222,958     $    0.47
                  ---------------                                --------------
                  ---------------                                --------------

    The weighted-average fair value of options granted during the period ended September 30, 1997, the year ended September 30, 1998 and the six months ended March 31, 1999 was $0.04, $0.04 and $0.56.

DEFERRED COMPENSATION

    BabyCenter, Inc. recorded deferred compensation of $9,469,000 for the six months ended March 31, 1999. The amount recorded represents the difference between the grant price and the deemed fair value of BabyCenter, Inc.'s common stock subject to options granted. The amortization of deferred compensation is being amortized to operations over the vesting period of the options, which is typically four years. Total amortization recognized was $573,000 for the six months ended March 31, 1999.

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

5.  INCOME TAXES

    As of March 31, 1999, BabyCenter, Inc. had federal net operating loss carryforwards of approximately $4,800,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2012 through 2019, if not utilized.

    Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of September 30, 1997 and 1998, and March 31, 1999, BabyCenter, Inc. had deferred tax assets of approximately $200,000, $600,000 and $2,000,000. The net deferred tax assets relate primarily to net operating loss carryforwards and have been fully offset by a valuation allowance.

6.  YEAR 2000 ISSUE (UNAUDITED)

    Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists concerning the potential effects associated with this issue. Although BabyCenter, Inc. believes that its products and services are Year 2000 compliant, there can be no assurance that Year 2000 errors or defects will not be discovered in BabyCenter, Inc.'s current and future products or services. Any failure by BabyCenter, Inc. to make its products Year 2000 compliant could result in a decrease in revenue and an increase in the allocation of resources to address Year 2000 problems without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by BabyCenter, Inc.'s customers due to such Year 2000 problems.

    BabyCenter is in the process of reviewing the year 2000 compliance of its internally developed proprietary software. This review has included testing to determine how its systems will function at and beyond the year 2000. BabyCenter expects to complete these tests during the summer of 1999. Since inception, BabyCenter has internally developed substantially all of the systems for the operation of its Web site. These systems include the software used to provide its Web site's search, customer interaction, and transaction-processing and distribution functions, as well as monitoring and back-up capabilities. Based upon its assessment to date, BabyCenter believes that its internally developed proprietary software is year 2000 compliant.

    BabyCenter is currently assessing the year 2000 readiness of its third-party supplied software, computer technology and other services, which include software for use in its accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material negative impact on BabyCenter's corporate accounting functions and the operation of its Web site. As part of the assessment of the year 2000 compliance of these systems, BabyCenter has sought assurances from these vendors that their software, computer technology

                                BABYCENTER, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1998 IS UNAUDITED)

6.  YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)
and other services are year 2000 compliant. BabyCenter has expensed amounts incurred in connection with year 2000 assessment since its formation through March 31, 1999. Such amounts have not been material. BabyCenter expects this assessment process to be completed during the summer of 1999. Based upon the results of this assessment, BabyCenter will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. BabyCenter expects to complete any required remediation during the summer of 1999. At this time, the expenses associated with this assessment and potential remediation plan that may be incurred in the future cannot be determined; therefore, BabyCenter has not developed a budget for these expenses. The failure of BabyCenter's software and computer systems and of its third-party suppliers to be year 2000 compliant would have a material adverse effect on it.

    The year 2000 readiness of the general infrastructure necessary to support its operations is difficult to assess. For instance, BabyCenter depends on the integrity and stability of the Internet to provide its services. BabyCenter also depends on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support its operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. BabyCenter's ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, BabyCenter believes most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for BabyCenter's services and would have a material adverse effect on BabyCenter.

    At this time, BabyCenter has not yet developed a contingency plan to address situations that may result if BabyCenter or its vendors are unable to achieve year 2000 compliance because BabyCenter currently does not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of its material systems, BabyCenter's vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for BabyCenter. Such consequences could include difficulties in operating BabyCenter's Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of BabyCenter's business.

7.  SUBSEQUENT EVENT

    On April 18, 1999, BabyCenter, Inc. and eToys Inc. signed a definitive agreement to merge BabyCenter, Inc. with eToys Inc. Consummation of the merger is expected by the end of the quarter ended June 30, 1999 and is subject to certain closing conditions, including governmental approvals and approval by the stockholders of BabyCenter, Inc. Under the terms of agreement, eToys Inc. would issue its shares to the stockholders of BabyCenter, Inc. The merger is to be treated as a purchase by eToys Inc. for accounting purposes.

                                  UNDERWRITING

    eToys and the Underwriters named below (the "underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                                                  Number of
                         Underwriters                              Shares
---------------------------------------------------------------  -----------
Goldman, Sachs & Co............................................   2,829,000
BancBoston Robertson Stephens Inc..............................   1,415,000
Donaldson, Lufkin & Jenrette Securities Corporation............   1,415,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............   1,415,000
Crowell, Weedon & Co...........................................     178,000
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated.................................................     178,000
EVEREN Securities, Inc.........................................     178,000
Gerard Klauer Mattison & Co., Inc..............................     178,000
Hambrecht & Quist LLC..........................................     178,000
Sutro & Co. Incorporated.......................................     178,000
Wit Capital Corporation........................................     178,000
                                                                 -----------
    Total......................................................   8,320,000
                                                                 -----------
                                                                 -----------

                            ------------------------

    The underwriters are committed to take and pay for all of the shares indicated in the table above, if any are taken.

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,248,000 shares from eToys to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by eToys. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,248,000 additional shares.

                                 Paid by eToys

                                                  No Exercise   Full Exercise
                                                  ------------  -------------
Per Share.......................................   $     1.35    $      1.35
Total...........................................   $11,232,000   $12,916,800

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.80 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    eToys and its directors, officers, employees and other securityholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock has been negotiated among eToys and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were eToys' historical performance, estimates of eToys' business potential and earnings prospects, an assessment of eToys' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The common stock has been approved for quotation on the Nasdaq National Market under the symbol "ETYS".

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-sale covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    The underwriters have reserved for sale, at the initial public offering price, up to 1,365,000 of the common stock offered hereby for certain individuals designated by eToys who have expressed an interest in purchasing such shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    eToys estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,700,000.

    eToys has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                         Page
                                       ---------
Prospectus Summary...................          3
Risk Factors.........................          8
Use of Proceeds......................         22
Dividend Policy......................         22
Capitalization.......................         23
Dilution.............................         25
Selected Financial Data..............         26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................         27
Business.............................         37
Recent Developments..................         50
Management...........................         52
Certain Transactions.................         62
Principal Stockholders...............         66
Description of Capital Stock.........         69
Shares Eligible for Future Sale......         72
Legal Matters........................         74
Experts..............................         74
Additional Information...............         75
Index to Financial Statements........        F-1
Underwriting.........................        U-1

                               ------------------

    Through and including June 13, 1999 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,320,000 Shares
                                   ETOYS INC.
                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                         BANCBOSTON ROBERTSON STEPHENS
                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.
                      Representatives of the Underwriters